Exhibit 99.1

Deutsche Bank

The Group at a glance

	Nine months ended
	Sep 30, 2018	Sep 30, 2017

Key financial information

Post-tax return on average shareholders’ equity	1.5%	3.5%

Post-tax return on average tangible shareholders’ equity	1.7%	4.1%

Cost/income ratio[1]	90.3%	85.4%

Compensation ratio[2]	45.1%	42.8%

Noncompensation ratio[3]	45.1%	42.6%

Total net revenues, in € m.	19,741	20,738

Provision for credit losses, in € m.	273	396

Total noninterest expenses, in € m.	17,819	17,708

Adjusted Costs	17,388	17,489

Income (loss) before income taxes, in € m.	1,650	2,633

Net income (loss), in € m.	750	1,689

Basic earnings per share	€0.19	€0.72

Diluted earnings per share	€0.19	€0.69

Share price at period end	€9.83	€14.63

Share price high	€16.46	€17.82

Share price low	€8.76	€13.11

	Sep 30, 2018	Dec 31, 2017

CRR/CRD 4 Leverage Ratio (fully loaded)	4.0%	3.8%

CRR/CRD 4 Leverage Ratio (phase in)	4.2%	4.1%

CRR/CRD 4 leverage exposure (fully loaded), in € bn.	1,305	1,395

Common Equity Tier 1 capital ratio (fully loaded)	14.0%	14.0%

Common Equity Tier 1 capital ratio (phase in)	14.0%	14.8%

Risk-weighted assets, in € bn.	342	344

Total assets, in € bn.	1,380	1,475

Shareholders’ equity, in € bn.	63	63

Book value per basic share outstanding	€29.75	€30.16

Tangible book value per basic share outstanding	€25.81	€25.94

Other Information

Branches	2,242	2,425

Of which: in Germany	1,452	1,570

Employees (full-time equivalent)	94,717	97,535

Of which: in Germany	42,039	42,526

1 Total noninterest expenses as a percentage of net interest income before provision for credit losses, plus noninterest income.

2 Compensation and benefits as a percentage of total net interest income before provision for credit losses, plus noninterest income.

3 Noncompensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses, plus noninterest income.

Due to rounding, numbers presented throughout this document may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Content	3	Management Report

	3	Operating and Financial Review
	3	Economic Environment
	4	Deutsche Bank Performance
	4	Consolidated Results of Operations
	7	Segment Results of Operations
	9	Corporate Divisions
	16	Financial Position
	19	Related Party Transactions
	19	Management and Supervisory Board
	20	Strategy
	22	Outlook
	22	The Global Economy
	22	The Banking Industry
	23	The Deutsche Bank Group
	24	Our Business Segments
	27	Risks and Opportunities
	30	Risk Report
	30	Introduction
	32	Risk and Capital Overview
	34	Risk and Capital Performance
	43	Leverage Ratio
	44	Credit Risk Exposure
	48	Asset Quality
	54	Market Risk
	56	Operational Risk
	56	Liquidity Risk

	59	Consolidated Financial Statements

	59	Consolidated Statement of Income
	60	Consolidated Statement of Comprehensive Income
	61	Consolidated Balance Sheet
	62	Consolidated Statement of Changes in Equity
	65	Consolidated Statement of Cash Flows

	67	Notes to the Consolidated
Financial Statements

	67	Basis of Preparation
	68	Impact of Changes in Accounting Principles
	69	Deutsche Bank’s Ownership Interest following Initial
Public Offering of DWS shares
	70	IFRS 9 Transition Impact Analysis
	77	Segment Information
	79	Information on the Consolidated Income Statement
	83	Information on the Consolidated Balance Sheet
	114	Other Financial Information

	118	Confirmations

	118	Review Report

	119	Other Information

	119	Non-GAAP Financial Measures
	122	Fully loaded CRR/CRD 4 Measures
	123	Imprint

Deutsche Bank	Operating and Financial Review
Interim Report as of September 30, 2018	Economic Environment

Management Report

Operating and Financial Review

Economic Environment

The Global Economy

Economic growth (%)	Sep 30, 2018[1]	Jun 30, 2018	Main driver

Globally[2]	3.8%	3.9%	Growth has marginally slowed, but the broad-based economic expansion remains intact.

Of which:
Industrialized countries	2.2%	2.3%	Major industrialized countries have expanded above potential rates, but increasing signs that cyclical peaks have passed.
Emerging markets	4.9%	5.0%	Emerging markets are under pressure amid a combination of idiosyncratic factors, including tighter US monetary policy and trade disputes, resulting in clearer differentiation between countries.

Eurozone[3]	1.8%	2.3%	Eurozone growth slowed in the first three quarters of 2018, but remains solid. Easy financial conditions and solid fundamentals continue to be supportive for above trend growth.
Of which: Germany	1.8%	2.3%	The tight labor market, loose fiscal and expansionary monetary policy, pushed growth above trend. However, growth uncertainties in emerging markets, trade tensions and temporary effects weighing on industrial production have slowed the expansion.

U.S.[3]	3.0%	3.0%	The US economy was boosted by the combination of tax cuts and increased government spending. The labor market is close to full-employment supporting wage and private consumption growth.

Japan[3]	0.6%	1.0%	The subdued economic growth is due to weak private consumption and capital investment demand. The employment and income environment remained strong. The monetary policy remains very expansionary.

Asia[3,4]	6.1%	6.3%	Growth in the emerging markets of Asia slowed marginally but remained the mainstay of global GDP growth, with stable private consumption expenditure and fixed capital formation.
Of which: China	6.5%	6.6%	The Chinese economy showed stable growth and resilience as loosened financial conditions and supportive fiscal policy helped to offset the impact of trade tensions.

1 Sources: Deutsche Bank Research Forecasts.

2 Only forecasts on annual basis available.

3 Quarterly growth rates in % year over year.

4 Including China, India, Indonesia, Republic of Korea, and Taiwan.

Banking Industry

Lending in the Eurozone picked up significantly in recent months. Growth in corporate lending is up more than 2 % year over year, with the figure for retail lending showing an even slightly higher increase. Total private sector lending volumes recently exceeded € 10 trillion, breaking the previous record set in 2011. Private sector deposits continue to expand at approximately 4 % year over year despite zero and even negative interest rates.

In Germany, the rate of growth in corporate lending has also rapidly gained pace of late and is currently up almost 6 % year over year. This is the highest rate since the financial crisis. Growth in household lending was also solid, at approximately 3.5%, although there is a discrepancy between the robust mortgage business and stagnating consumer lending. Equally remarkable is the stable inflow of both retail and corporate deposits with a total growth of approximately 4.5 % despite the extremely low interest rates.

In the US, the growth in lending to households slowed slightly, remaining at just under 4%. Consumer loans continued to outgrow real estate lending. The rate of expansion in corporate lending also slowed, to 5 % year over year. The same is true on the funding side, where total deposits grew by just 3 % compared to the prior-year period.

Deutsche Bank	Operating and Financial Review
Interim Report as of September 30, 2018	Consolidated Results of Operations

In China, the rate of growth in corporate lending and lending to households recently saw slight declines to 9 % and 18 % year over year, respectively. Growth in lending nevertheless continued to outperform that of private sector deposits, which rose by 7%. In Japan, total lending grew by 2 % year over year and deposits rose by 3.5%. At the same time, however, these growth rates are lower than in the previous year.

Global investment banking saw new records set in M&A advisory, with the first three quarters of this year witnessing the highest ever volume of deals announced. This was driven by an extraordinary number of major deals. By contrast, there was a slight year over year decrease in the number of deals closed. After strong growth in recent years, debt issuance saw a moderate decline with volumes falling by 7 % year over year, on lower high-yield corporate bonds and in emerging markets. The situation was similar in equity issuance, which recorded a moderate 6 % decline year over year after a very healthy performance in 2017. This was due to declines in the secondary issuance business that could not be fully offset by higher IPO volumes. Equity trading saw quarter-on-quarter gains in the US and declines in Europe in the third quarter of 2018, while volumes in fixed-income securities and derivatives trading remained largely stable.

Deutsche Bank Performance

Deutsche Bank remains focused on executing its strategic priorities and meeting all of its financial targets. In the third quarter of 2018, Deutsche Bank continued to make good progress towards its adjusted cost and headcount reduction targets. Management believes that conservative balance sheet management will continue to support reshaping the franchise and prudent redeployment of liquidity and capital into its businesses will provide a solid basis to support growth.

The table below shows the Financial Key Performance Indicators (KPIs) of the Group for the first nine months:

	Sep 30, 2018	Sep 30, 2017

Near-term operating performance

Post-tax return on average tangible shareholders’ equity[1]	1.7%	4.1%

Adjusted costs[2]	€17.4 bn	€17.5 bn

Employees[3]	94,717	96,817

Capital performance

CRR/CRD 4 Common Equity Tier 1 ratio (fully loaded)[4]	14.0%	13.8%

CRR/CRD 4 leverage ratio (phase in)[5]	4.2%	4.2%

1 Based on Net Income attributable to Deutsche Bank shareholders and additional equity components. Calculation is based on an effective tax rate of 55 % for nine months ended September 30, 2018 and 36 % for prior year’s comparative period. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this Interim Report.

2 Adjusted Costs are noninterest expenses excluding impairment of goodwill and other intangible assets, litigation and restructuring and severance. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this Interim Report.

3 Internal full-time equivalents.

4 The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

5 Further detail on the calculation of this ratio is provided in the Risk Report.

Consolidated Results of Operations

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2018	Sep 30, 2017	Absolute Change	Change in %	Sep 30, 2018	Sep 30, 2017	Absolute Change	Change in %
Net revenues:
Of which:
CIB	3,025	3,469	(443)	(13)	10,449	11,495	(1,046)	(9)
PCB	2,518	2,602	(84)	(3)	7,700	7,865	(165)	(2)
AM	567	628	(61)	(10)	1,672	1,911	(238)	(12)
C&O	65	78	(13)	(17)	(80)	(533)	453	(85)

Total net revenues	6,175	6,776	(602)	(9)	19,741	20,738	(996)	(5)

Provision for credit losses	90	184	(94)	(51)	273	396	(123)	(31)

Noninterest expenses:

Compensation and benefits	2,859	2,806	52	2	8,911	8,874	36	0

General and administrative expenses	2,642	2,865	(223)	(8)	8,650	8,789	(140)	(2)

Impairment of goodwill and other intangible assets	0	0	0	N/M	0	6	(6)	N/M

Restructuring activities	77	(12)	89	N/M	259	39	220	N/M

Total noninterest expenses	5,578	5,660	(81)	(1)	17,819	17,708	111	1

Income (loss) before income taxes	506	933	(427)	(46)	1,650	2,633	(984)	(37)

Income tax expense (benefit)	277	284	(7)	(2)	900	944	(45)	(5)

Net income (loss)	229	649	(420)	(65)	750	1,689	(939)	(56)

N/M – Not meaningful

Deutsche Bank	Operating and Financial Review
Interim Report as of September 30, 2018	Consolidated Results of Operations

2018 to 2017 Three Months Comparison

Group net income of € 229 million in the third quarter of 2018 declined by € 420 million from the prior year period, primarily driven by lower revenues partly offset by lower provisions for credit losses and lower non-interest expenses.

Group net revenues were € 6.2 billion in the third quarter of 2018, a decrease of € 602 million, or 9%. Corporate & Investment Bank (CIB) revenues were lower compared to the prior year quarter and included negative impacts of Debt Valuation adjustments (DVA) on certain derivative liabilities. Further the decline was driven by low volatility and reduced client activity. Net revenues in Private & Commercial Bank (PCB) were essentially flat as compared to the prior year period. The absence of positive impacts from the gain on sale of Concardis GmbH recorded in the prior year period and impacts from the continued compression of deposit margins resulting from the low interest rate environment were partly offset by higher loan product revenues. Net revenues in Asset Management (AM) were lower compared to the prior year period primarily reflecting the absence of a non-recurring insurance recovery relating to a real-estate fund recorded in the prior year quarter and revenues from businesses exited during 2017. Excluding these items revenues were flat compared to the prior year quarter as higher revenues in Passive products offset lower management fees in Active and Alternatives. Revenues in Corporate & Other (C&O) decreased primarily due to valuation and timing differences.

Provision for credit losses was € 90 million in the third quarter of 2018, a decrease of € 94 million, or 51%, compared to the third quarter 2017. The decrease was driven by CIB and reflected the favorable credit environment as well as lower provisions in the shipping portfolio due to derisking activities.

Noninterest expenses were € 5.6 billion in the third quarter of 2018, a decrease of € 81 million, or 1%, compared to the third quarter of 2017. Compensation and benefits of € 2.9 billion increased by € 52 million, or 2%, mainly driven by higher charges for deferred compensation. General and administrative expenses were € 2.6 billion, a decrease of € 223 million, or 8%, primarily due to lower litigation-related costs as compared to the third quarter of 2017. General and administrative expenses also declined reflecting management efforts to reduce external vendor spending. Restructuring expenses in the third quarter of 2018 were € 77 million, an increase of € 89 million compared to the third quarter of 2017, primarily reflecting ongoing efforts to reshape the CIB business and the absence of prior year provision releases.

Income before income taxes was € 506 million in the third quarter of 2018, a decrease of € 427 million, or 46%, as compared to the third quarter of 2017. This decrease was mainly attributable to lower revenues partly offset by lower provisions for credit losses and non-interest expenses.

Income tax expense in the current quarter was € 277 million versus € 284 million in the third quarter of 2017. The effective tax rate of 55 % was mainly impacted by changes in the recognition and measurement of deferred tax assets and non-tax deductible expenses. The prior year quarter’s effective tax rate was 30%.

Post-tax return on average tangible shareholders’ equity was 1.6 % in the third quarter of 2018, compared to 4.5 % in the third quarter of 2017.

2018 to 2017 Nine Months Comparison

Group net income in the first nine months of 2018 was € 750 million, compared to € 1.7 billion in the first nine months of 2017, primarily due to a decline in revenues and higher restructuring activities, partly offset by lower provisions for credit losses.

Group net revenues in the first nine months of 2018 decreased by € 1.0 billion, or 5%, to € 19.7 billion. CIB revenues were lower compared to the prior year period and included positive impacts of DVA on certain derivative liabilities. Revenues in CIB were impacted by lower client activity, higher funding charges, client perimeter reduction and the absence of gains on sale of an equity investment and from an asset sale in 2017. Net revenues in PCB were primarily impacted by the low interest rate environment and a lower impact from workout activities of legacy positions in Sal. Oppenheim, partly offset by the negative impact from the termination of legacy trust preferred securities recorded in 2017. Revenues in AM decreased mainly due to the absence of a non-recurring insurance recovery relating to a real-estate fund recorded in 2017. Performance fees were impacted by the absence of bi-annual fees in 2017, whereas management fees were lower driven by negative flows, modest margin compression and absence of revenues from businesses exited during 2017, partly offset by strong performance of the Passive business. Negative revenues in Corporate & Other (C&O) decreased, primarily driven by valuation and timing differences and the absence of prior year’s currency translation adjustment realization and loss on sale from the disposal of non-strategic subsidiaries.

Deutsche Bank	Operating and Financial Review
Interim Report as of September 30, 2018	Consolidated Results of Operations

Provision for credit losses were € 273 million in the first nine months of 2018, a decrease of € 123 million, or 31%, compared to the same period in 2017. The decrease was driven by CIB and reflected the favorable credit environment as well as lower provisions in the shipping portfolio due to derisking activities, partly offset by the increase in PCB due to the absence of the release of provisions related to a single credit exposure in Postbank in 2017.

Noninterest expenses were € 17.8 billion in the first nine months of 2018, an increase of € 111 million, or 1%, as compared to the first nine months of 2017. Compensation and benefits amounted to € 8.9 billion, an increase of € 36 million year-on-year, primarily driven by higher charges for deferred compensation and a more even distribution of current year variable compensation accruals compared to 2017. General and administrative expenses were € 8.7 billion, a decrease of € 140 million, or 2%, compared to the first nine months of 2017, reflecting management actions to reduce external vendor spend as well as lower litigation-related expenses, partly offset by higher bank levy charges and increased IT costs. Restructuring expenses were € 259 million, an increase of € 220 million, reflecting mainly measures to reshape the CIB business.

Income before income taxes was € 1.7 billion in the first nine months of 2018, a decrease of € 1.0 billion or 37%, as compared to the first nine months of 2017. The decline was primarily attributable to lower revenues and higher restructuring costs partly offset by lower provisions for credit losses.

Income tax expense in the first nine months of 2018 was € 900 million versus € 944 million in the first nine months of 2017. The effective tax rate of 55 % was mainly impacted by non-tax deductible expenses and tax effects related to share-based payments. In the first nine months of 2017 the effective tax rate was 36%.

Post-tax return on average tangible shareholders’ equity was 1.7 % in the first nine of 2018, compared to 4.1 % in the first nine months of 2017.

Deutsche Bank	Operating and Financial Review
Interim Report as of September 30, 2018	Segment Results of Operations

Segment Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three and nine months ended September 30, 2018 and September 30, 2017. See the “Segment Information” note to the consolidated financial statements for information regarding changes in the presentation of our segment disclosure.

				Three months ended Sep 30, 2018
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	3,025	2,518	567	65	6,175

Provision for credit losses	1	87	(1)	3	90

Noninterest expenses:

Compensation and benefits	942	992	189	736	2,859

General and administrative expenses	1,852	1,212	202	(623)	2,642

Impairment of goodwill and other intangible assets	0	0	0	0	0

Restructuring activities	74	6	2	(6)	77

Total noninterest expenses	2,868	2,210	393	107	5,578

Noncontrolling interests	0	1	31	(32)	0

Income (loss) before income taxes	156	220	143	(13)	506

Cost/income ratio (in %)	95	88	69	N/M	90

Assets	1,038,461	340,985	9,288	(8,752)	1,379,982

Risk-weighted assets (CRD 4 - fully loaded)	227,737	88,771	9,518	15,698	341,725

CRD 4 leverage exposure	945,148	351,920	4,661	3,680	1,305,408

Average shareholders’ equity	43,417	14,497	4,702	0	62,616

Average tangible shareholders’ equity	40,253	12,382	1,726	0	54,361

Post-tax return on average tangible shareholders’ equity (in %)[1]	1.1	5.1	23.9	N/M	1.6

Post-tax return on average shareholders’ equity (in %)[1]	1.0	4.4	8.8	N/M	1.3

N/M – Not meaningful

[1]  The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 55%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 28%.

				Three months ended Sep 30, 2017
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	3,469	2,602	628	78	6,776

Provision for credit losses	94	90	0	0	184

Noninterest expenses:

Compensation and benefits	932	1,000	193	682	2,806

General and administrative expenses	2,035	1,168	240	(578)	2,865

Impairment of goodwill and other intangible assets	0	0	0	0	0

Restructuring activities	(5)	(5)	(2)	0	(12)

Total noninterest expenses	2,962	2,162	431	104	5,660

Noncontrolling interests	2	1	0	(3)	0

Income (loss) before income taxes	411	349	197	(23)	933

Cost/income ratio (in %)	85	83	69	N/M	84

Assets	1,162,026	330,884	11,506	17,037	1,521,454

Risk-weighted assets (CRD 4 - fully loaded)	241,820	88,656	9,528	15,108	355,113

CRD 4 leverage exposure	1,049,576	342,146	3,300	25,236	1,420,258

Average shareholders’ equity	45,968	15,156	4,644	0	65,769

Average tangible shareholders’ equity	42,978	13,050	968	0	56,997

Post-tax return on average tangible shareholders’ equity (in %)[1]	2.6	7.2	54.4	N/M	4.5

Post-tax return on average shareholders’ equity (in %)[1]	2.4	6.2	11.3	N/M	3.9

N/M – Not meaningful

1  The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 30%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 33%.

Deutsche Bank	Operating and Financial Review
Interim Report as of September 30, 2018	Segment Results of Operations

				Nine months ended Sep 30, 2018
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	10,449	7,700	1,672	(80)	19,741

Provision for credit losses	9	262	(1)	3	273

Noninterest expenses:

Compensation and benefits	3,054	2,975	577	2,304	8,911

General and administrative expenses	6,281	3,656	718	(2,005)	8,650

Impairment of goodwill and other intangible assets	0	0	0	0	0

Restructuring activities	247	0	12	0	259

Total noninterest expenses	9,582	6,631	1,307	298	17,819

Noncontrolling interests	24	1	58	(82)	0

Income (loss) before income taxes	834	806	308	(299)	1,650

Cost/income ratio (in %)	92	86	78	N/M	90

Assets	1,038,461	340,985	9,288	(8,752)	1,379,982

Risk-weighted assets (CRD 4 - fully loaded)	227,737	88,771	9,518	15,698	341,725

CRD 4 leverage exposure	945,148	351,920	4,661	3,680	1,305,408

Average shareholders’ equity	43,529	14,370	4,634	0	62,533

Average tangible shareholders’ equity	40,487	12,266	1,400	0	54,153

Post-tax return on average tangible shareholders’ equity (in %)[1]	2.0	6.3	21.2	N/M	1.7

Post-tax return on average shareholders’ equity (in %)[1]	1.8	5.4	6.4	N/M	1.5

N/M – Not meaningful

[1]  The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 55%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 28%.

				Nine months ended Sep 30, 2017
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	11,495	7,865	1,911	(533)	20,738

Provision for credit losses	207	190	(1)	0	396

Noninterest expenses:

Compensation and benefits	3,051	2,997	593	2,233	8,874

General and administrative expenses	6,313	3,618	695	(1,837)	8,789

Impairment of goodwill and other intangible assets	6	0	0	0	6

Restructuring activities	94	(58)	2	0	39

Total noninterest expenses	9,464	6,558	1,291	396	17,708

Noncontrolling interests	25	0	1	(26)	0

Income (loss) before income taxes	1,800	1,117	619	(902)	2,633

Cost/income ratio (in %)	82	83	68	N/M	85

Assets	1,162,026	330,884	11,506	17,037	1,521,454

Risk-weighted assets (CRD 4 - fully loaded)	241,820	88,656	9,528	15,108	355,113

CRD 4 leverage exposure	1,049,576	342,146	3,300	25,236	1,420,258

Average shareholders’ equity	43,845	14,969	4,680	129	63,623

Average tangible shareholders’ equity	40,869	12,909	830	127	54,736

Post-tax return on average tangible shareholders’ equity (in %)[1]	3.9	7.7	66.6	N/M	4.1

Post-tax return on average shareholders’ equity (in %)[1]	3.7	6.7	11.8	N/M	3.5

N/M – Not meaningful

1  The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 36%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 33%.

Deutsche Bank	Operating and Financial Review
Interim Report as of September 30, 2018	Corporate Divisions

Corporate Divisions

Corporate & Investment Bank (CIB)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2018	Sep 30, 2017	Absolute Change	Change in %	Sep 30, 2018	Sep 30, 2017	Absolute Change	Change in %
Net revenues:

Global Transaction Banking	912	964	(52)	(5)	2,837	2,973	(135)	(5)

Equity Origination	105	66	40	61	289	333	(45)	(13)
Debt Origination	270	287	(17)	(6)	903	990	(87)	(9)
Advisory	92	122	(30)	(24)	333	372	(39)	(10)
Origination and Advisory	468	475	(7)	(1)	1,524	1,695	(170)	(10)

Sales & Trading (Equity)	466	548	(82)	(15)	1,578	1,851	(273)	(15)
Sales & Trading (FIC)	1,320	1,545	(225)	(15)	4,575	5,422	(847)	(16)
Sales & Trading	1,786	2,093	(306)	(15)	6,152	7,273	(1,121)	(15)

Other	(140)	(63)	(78)	124	(65)	(445)	380	(85)

Total net revenues	3,025	3,469	(443)	(13)	10,449	11,495	(1,046)	(9)

Provision for credit losses	1	94	(93)	(99)	9	207	(198)	(96)

Noninterest expenses:

Compensation and benefits	942	932	10	1	3,054	3,051	3	0

General and administrative expenses	1,852	2,035	(183)	(9)	6,281	6,313	(32)	(1)

Impairment of goodwill and other intangible assets	0	0	0	N/M	0	6	(6)	N/M

Restructuring activities	74	(5)	79	N/M	247	94	153	164

Total noninterest expenses	2,868	2,962	(94)	(3)	9,582	9,464	118	1

Noncontrolling interests	0	2	(2)	N/M	24	25	(1)	(3)

Income (loss) before income taxes	156	411	(255)	(62)	834	1,800	(967)	(54)

N/M – Not meaningful

2018 to 2017 Three Months Comparison

By the end of the third quarter of 2018, CIB completed the execution of the front office headcount and resource reductions, which had been announced and initiated in the second quarter of 2018, and continued the strategic reshaping of the platform.

Income before income taxes in the third quarter of 2018 was € 156 million (third quarter of 2017: € 411 million). The decrease year over year was driven by lower revenues, partly offset by lower credit loss provisions and noninterest expenses.

CIB net revenues for the third quarter of 2018 were € 3 billion, a decrease of € 443 million or 13 % year over year, driven predominantly by lower revenues in Sales and Trading. Revenues in Global Transaction Banking were slightly lower, while revenues in Origination and Advisory were broadly flat.

Global Transaction Banking net revenues were € 912 million, a decrease of € 52 million or 5%. Cash Management revenues were essentially flat, having been impacted by a continued negative interest rate environment in Europe and deliberate changes to our perimeter. These were partly offset by positive effects from an increase in U.S. interest rates. Trade revenues were lower, mainly from lower revenues in structured products. Trust, Agency and Securities Services performance was slightly lower driven by the absence of underlying business revenues from the asset disposal that was completed in the second quarter of 2018.

Origination and Advisory generated net revenues of € 468 million in the third quarter of 2018, a decrease of € 7 million compared to the prior year quarter. Equity Origination revenues were 61 % higher year-over-year, driven by an increased market share in a reduced initial public offerings (IPOs) fee pool. Debt Origination revenues were 6 % lower. This reflects lower revenues in Investment Grade issuance, but higher market share in leveraged loans. Revenues in Advisory were down 24%, a decrease slightly more pronounced than the decline in the industry fee pool.

Sales & Trading (FIC) net revenues were € 1.3 billion, a decrease of € 225 million or 15%, primarily driven by Rates where revenues were significantly lower year over year. Rates was negatively impacted by low volatility and reduced client activity particularly in Europe and the impact of the previously announced strategy adjustments in the U.S. Credit revenues were slightly lower mainly in flow and securitized businesses, while distressed product revenues were higher. Foreign Exchange revenues were slightly higher, with good performance in Derivatives. Revenues in Emerging Markets were higher with Eastern Europe, Middle East and Africa region showing strong performance. Foreign Exchange and Rates Asia Pacific revenues were lower as stronger performance in Asia was offset by weaker revenues in Australia and Japan.

Deutsche Bank	Operating and Financial Review
Interim Report as of September 30, 2018	Corporate Divisions

Sales & Trading (Equity) generated net revenues of € 466 million, a decrease of € 82 million, or 15%. Prime Finance revenues were significantly lower, partially due to higher funding costs in addition to reduced revenues in the Index, certificates and exchange traded funds (ETF) business. Leverage exposure in Prime Finance was significantly lower year over year, while client balances were slightly lower. Equity Derivatives revenues were significantly higher driven by better performance in flow. Cash Equity revenues were significantly lower partly due to the non-recurrence of an asset sale in the prior year quarter and lower commissions.

Other revenues were a loss of € 140 million, compared to a loss of € 63 million in the third quarter of 2017. The decrease was driven by a loss of € 58 million (2017: a loss of € 7 million) relating to the impact of DVA on certain derivative liabilities. The segment also saw lower revenues in the Investment Grade lending portfolio driven by higher funding costs. In the prior year other revenues also included a negative impact related to the valuation of the legacy RMBS portfolio.

Provision for credit losses was € 1 million compared to € 94 million in the prior year quarter. The low level of provisions reflects the favorable credit environment and de-risking of the shipping portfolio compared to the prior year.

Noninterest expenses in the third quarter of 2018 were € 2.9 billion, a reduction of 3 % from the prior year quarter, reflecting a reduction in fixed compensation costs from the previously enacted headcount reductions, lower non-compensation costs and reduced litigation expense. These reductions were partly offset by increased restructuring costs and higher variable compensation costs in 2018 and lower 2017 deferred compensation levels, as a result of the low 2016 award.

2018 to 2017 Nine Months Comparison

Income before income taxes in the first nine months of 2018 was € 834 million (first nine months 2017: income before income taxes € 1.8 billion). The decrease year over year was mainly driven by lower revenues and higher severance and restructuring costs, partly offset by lower provisions for credit losses.

CIB revenues in the first nine months of 2018 were € 10.4 billion, a decrease of € 1 billion or 9 % compared to the first nine months of 2017. The year over year reduction was primarily driven by Sales & Trading and to a lesser extent by Origination and Advisory and Global Transaction Banking, partly offset by DVA gains compared to a loss in the equivalent period of 2017.

Global Transaction Banking net revenues were € 2.8 billion, a decrease of € 135 million or 5%. Cash Management revenues were lower, as a result of client perimeter reductions in 2017 and a change in funding cost allocation methodology. Trade revenues were slightly lower, particularly in structured products due to ongoing margin compression. Trust, Agency and Securities Services revenues were higher driven by a gain on sale on an asset disposal and increased interest rates in the US.

Origination and Advisory revenues were € 1.5 billion, a € 170 million or 10 % decrease compared to the prior year. Debt Origination revenues were € 87 million or 9 % lower in a significantly reduced fee pool, though the business has seen a significant market share gain across leveraged loans. Equity Origination revenues were € 45 million or 13 % lower, with the reduction largely attributable to the first quarter of 2018. Advisory revenues were € 39 million or 10 % lower.

Sales & Trading (FIC) revenues were € 4.6 billion, a decrease of € 847 million or 16%. Rates revenues were significantly lower compared to the prior year, in particular in Europe with lower levels of client activity. Credit revenues were lower compared to a strong prior year driven by slower performance across the Flow businesses and significant revenue events in Structured Credit in the prior year. Foreign Exchange revenues were slightly lower. Revenues in Emerging Markets were lower due to underperformance in Latin America, specifically in the Flow business. Foreign Exchange and Rates Asia Pacific revenues were lower driven by underperformance in Japan and Australia, partly offset by strong performance in Asia.

Sales & Trading (Equity) generated net revenues of € 1.6 billion, a decrease of € 273 million, or 15%. Revenues in Prime Finance were lower. Equity Derivatives revenues were lower due to reduced client flow across both Europe and Asia Pacific in the first half of the year, partly offset by a solid performance in the U.S., which benefited from increased volatility in the first quarter of 2018. Cash Equity revenues were significantly lower due to trading losses in the Americas and the non-recurrence of a gain on sale on an equity investment in the first half of 2017.

Other revenues were negative € 65 million, compared to negative € 445 million in the first nine months of 2017. The year over year increase was driven by a gain of € 59 million (2017: a loss of € 329 million) relating to the impact of DVA on certain derivative liabilities. Investment grade lending revenues were essentially flat.

Provision for credit losses were € 9 million compared to € 207 million in the first nine months of 2017. In the first half of 2018 de-risking on the shipping portfolio has made further progress, while the benign macro-economic situation supported the low level of net provisions compared to the prior year.

Non-interest expenses in the first nine months of 2018 were €9.6 billion, an increase of 1 % compared to the prior year. The increase was driven by higher restructuring costs and bank levy charges, lower litigation provision releases, increased variable compensation accrual and software amortization. Excluding the effects of litigation, restructuring, severance and goodwill impairment, costs were essentially flat year over year despite a more evenly phased variable compensation accrual in 2018 and lower 2017 deferred compensation levels.

Deutsche Bank	Operating and Financial Review
Interim Report as of September 30, 2018	Corporate Divisions

Private & Commercial Bank (PCB)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2018	Sep 30, 2017	Absolute Change	Change in %	Sep 30, 2018	Sep 30, 2017	Absolute Change	Change in %
Net revenues:

Private and Commercial Business (Germany)	1,686	1,756	(69)	(4)	5,157	4,965	192	4

Private and Commercial Business (International)[1]	341	355	(14)	(4)	1,091	1,122	(31)	(3)

Wealth Management (Global)	417	429	(12)	(3)	1,313	1,568	(255)	(16)

Exited businesses[2]	73	62	12	19	139	210	(71)	(34)

Total net revenues	2,518	2,602	(84)	(3)	7,700	7,865	(165)	(2)

Of which:
Net interest income	1,526	1,446	80	6	4,527	4,370	157	4
Commissions and fee income	775	817	(42)	(5)	2,436	2,593	(157)	(6)
Remaining income	217	339	(122)	(36)	736	902	(166)	(18)

Provision for credit losses	87	90	(3)	(3)	262	190	72	38

Noninterest expenses:

Compensation and benefits	992	1,000	(7)	(1)	2,975	2,997	(22)	(1)

General and administrative expenses	1,212	1,168	44	4	3,656	3,618	38	1

Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M

Restructuring activities	6	(5)	12	N/M	0	(58)	57	(100)

Total noninterest expenses	2,210	2,162	48	2	6,631	6,558	73	1

Noncontrolling interests	1	1	0	N/M	1	0	1	N/M

Income (loss) before income taxes	220	349	(129)	(37)	806	1,117	(311)	(28)

N/M – Not meaningful

1 Covers operations in Belgium, India, Italy and Spain.

2 Covers operations in Poland and Portugal as well as Private Client Services (PCS) and Hua Xia in historical periods.

2018 to 2017 Three Months Comparison

PCB generated income before income taxes of € 220 million in the third quarter of 2018, a decrease of € 129 million, or 37%, compared to the prior year period. This decline was primarily attributable to the non-recurrence of a € 108 million gain from the sale of shares in Concardis GmbH in 2017. Additionally, the third quarter of the current year included incremental investment spending of approximately € 70 million related to the execution of strategic objectives following the legal merger of Postbank and Deutsche Bank’s private and commercial clients business in Germany, investments in our businesses in Italy and Spain as well as costs related to the agreement to sell businesses in Portugal and Poland.

Net revenues of € 2.5 billion decreased by € 84 million, or 3%, compared to the third quarter of 2017, which included the aforementioned gain on sale of € 108 million. Excluding this item, revenues remained essentially flat. Growth in loan revenues offset the impacts of the continued deposit margin compression.

Net revenues in the Private and Commercial Business (Germany) decreased by € 69 million, or 4%, compared to the prior year period. The decline in remaining income was mainly attributable to the non-recurrence of the aforementioned sales gain of € 108 million and lower income from interest rate risk hedges partially offset by gains from asset sales in the current quarter. Net interest income increased slightly compared to the third quarter of 2017. Growth in mortgage and commercial loans offset the impact of the low interest rate environment on deposit revenues. The year over year comparison also benefited from a positive impact from mortgage loans previously measured at fair value and accounted at amortized cost following the adoption of IFRS 9. Commission and fee income remained essentially flat compared to the prior year period. Lower revenues from postal services subsequent to a contract alignment were mitigated by higher fee income from current accounts and higher revenues from investment products.

Net revenues in the Private and Commercial Business (International) decreased by € 14 million, or 4%, compared to the prior year period. Net interest income was essentially flat compared to the third quarter of 2017 with loan growth offsetting the negative impact of the continued low interest rate environment. Commission and fee income slightly increased compared to the previous year period driven by higher revenues from credit products. Remaining income declined by € 14 million mainly reflecting a recovery from a client transaction in the third quarter last year.

Net revenues in Wealth Management (Global) declined by € 12 million, or 3%. The decline was driven by workout activities related to legacy positions in the Sal. Oppenheim franchise, which contributed € 42 million in the third quarter 2018 compared to € 56 million in the third quarter 2017. Excluding this effect, net revenues increased by 1 % compared to the prior year quarter. Revenue growth in the Asia-Pacific and Americas regions driven by higher loan revenues was partly offset by a decrease in revenues in Germany due to lower capital markets activity and lower revenues in the discretionary business.

Deutsche Bank	Operating and Financial Review
Interim Report as of September 30, 2018	Corporate Divisions

Net revenues in exited businesses increased by € 12 million, or 19%, mainly due to a transaction-related valuation impact in the context of the agreement of a partial sale of the Polish retail business.

Provision for credit losses of € 87 million remained essentially flat compared to the prior year period reflecting the quality of the portfolio in a benign economic environment as well as gains from selected portfolio sales in the third quarter 2018.

Noninterest expenses of € 2.2 billion increased by € 48 million, or 2%, compared to the third quarter of 2017. This increase was driven by approximately € 70 million incremental investment spending related to the merger of Postbank and Deutsche Bank’s Private and Commercial Clients business in Germany, investments in our businesses in Italy and Spain as well as costs related to the agreement to sell businesses in Portugal and Poland. These cost increases were partly compensated by savings reflecting cost discipline and executed reorganization measures.

PCB’s Assets under Management of € 499 billion declined by € 4 billion compared to June 30, 2018 driven by € 3 billion net outflows, primarily in deposits in the Wealth Management business.

2018 to 2017 Nine Months Comparison

PCB’s results in the first nine months of 2018 were impacted by the execution of our strategic objectives. Income before income taxes of € 806 million decreased by € 311 million year over year. The decrease was mainly attributable to lower revenues, specific items related to the execution of our strategic objectives and charges for business disposals as well as higher provision for credit losses, as the prior year period benefited from a provision release.

Net revenues of € 7.7 billion decreased by € 165 million, or 2%, compared to the prior year period. The revenue contribution from the exited businesses was € 71 million lower compared to the prior year period including a loss related to the agreement to sell the retail business in Portugal and a transaction related valuation impact in the context of the partial sale of the Polish retail business.

Net revenues in the Private and Commercial Business (Germany) increased by € 192 million, or 4%, compared to the prior year period. Net interest income increased slightly compared to the first nine months of 2017, driven by growth in loan revenues, positive valuation effects from home savings liabilities and a positive year over year impact from mortgage loans previously measured at fair value and measured at amortized cost basis since the adoption of IFRS 9. These effects more than compensated for the impact of the low interest rate environment on deposit revenues. The increase in remaining income was mainly attributable to a € 156 million gain from a property sale in the first quarter of 2018, partly offset by lower income from interest rate risk hedges. The prior year period included a negative impact of € 118 million from the termination of a legacy Trust Preferred Security, which was largely offset by the positive impact of € 108 million from the sale of shares in Concardis GmbH. Commission and fee income slightly decreased year over year. Lower revenues from postal services subsequent to a contract alignment as well as lower revenues from investment products were partly mitigated by higher fee income from current accounts.

In the Private and Commercial Business (International), net revenues decreased by € 31 million, or 3%, compared to the prior year period. Remaining income was significantly lower than in the previous year period, mainly due to an asset sale transaction in 2017. Net interest income remained essentially flat compared to the first nine months of 2017, with negative impacts from the ongoing low interest rate environment on deposit revenues mitigated by higher loan revenues. Commission and fee income also remained essentially flat compared to the previous year period.

Net revenues in Wealth Management (Global) declined by € 255 million, or 16%, driven by a lower impact from the workout of legacy positions in the Sal. Oppenheim franchise, but also impacted by unfavorable foreign exchange rate movements. Excluding these effects, net revenues were essentially flat compared to the prior year period. Revenue growth in the Asia-Pacific and Americas region was offset by lower client revenues in EMEA and Germany in part impacted by MiFID II and strategic business decisions.

In the exited businesses, net revenues declined by € 71 million, or 34%, compared to the prior year period, attributable to a € 51 million negative effect from the transactions in Portugal and Poland as well as € 20 million related to the disposal of the PCS unit in 2016.

Provision for credit losses of € 262 million increased by € 72 million, or 38%, compared to the prior year period. This increase reflected a release related to a single provision in the previous year period as well as a single credit case in the first quarter of 2018. Both periods included impacts from portfolio sales.

Noninterest expenses of € 6.6 billion increased by € 73 million, or 1%, compared to the first nine months of 2017, including € 57 million related to restructuring activities. Excluding restructuring activities, noninterest expenses were essentially flat compared to the prior year period. The first nine months of 2018 were impacted by incremental investment spending of approximately € 200 million related to the merger of Postbank and Deutsche Bank’s private and commercial clients business in Germany, investments in our businesses in Italy and Spain as well as costs related to the agreements to sell businesses in Portugal and Poland which were compensated by net releases of litigation provisions as well as lower compensation and benefits.

Deutsche Bank	Operating and Financial Review
Interim Report as of September 30, 2018	Corporate Divisions

PCB’s Assets under Management of € 499 billion decreased by € 6 billion compared to December 31, 2017. The decline was attributable to market depreciation and € 1 billion net outflows partly compensated by foreign exchange rate movements. Net inflows in the Private and Commercial business (Germany) and Private and Commercial business (International) primarily in investment products were offset by net outflows in Wealth Management. In Wealth Management, net inflows in Germany and Asia Pacific region were offset by net outflows in EMEA and Americas.

Asset Management

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2018	Sep 30, 2017	Absolute Change	Change in %	Sep 30, 2018	Sep 30, 2017	Absolute Change	Change in %

Net revenues:

Management Fees	533	553	(20)	(4)	1,594	1,692	(98)	(6)

Performance and transaction fees	20	29	(9)	(31)	67	134	(67)	(50)

Other revenues	14	46	(32)	(70)	10	84	(74)	(88)

Total net revenues	567	628	(61)	(10)	1,672	1,911	(238)	(12)

Provision for credit losses	(1)	0	(1)	N/M	(1)	(1)	(1)	153

Total noninterest expenses:

Compensation and benefits	189	193	(4)	(2)	577	593	(16)	(3)

General and administrative expenses	202	240	(39)	(16)	718	695	23	3

Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M

Restructuring activities	2	(2)	4	N/M	12	2	10	N/M

Total noninterest expenses	393	431	(38)	(9)	1,307	1,291	16	1

Noncontrolling interests	31	0	31	N/M	58	1	56	N/M

Income (loss) before income taxes	143	197	(53)	(27)	308	619	(310)	(50)

N/M – Not meaningful

2018 to 2017 Three Months Comparison

Asset Management reported income before income taxes of € 143 million, a € 53 million or 27 % decline from the prior year period, driven by lower revenues and higher non-controlling interest attributable to minority shareholders, following the initial public offering (IPO) of DWS in March 2018, partially offset by lower noninterest expenses.

Net revenues were € 567 million, a decrease of € 61 million, or 10%. The decrease was primarily driven by the absence of a non-recurring insurance recovery of € 52 million relating to a real-estate fund included in the third quarter of 2017. Management fees decreased by € 20 million or 4%, mainly driven by net outflows and margin compression in Active products coupled with the absence of revenues from sold and discontinued businesses, partly offset by better performance in Passive products from higher AuM. Performance and transaction fees decreased by € 9 million or 31 % predominately due to lower fees in the Alternatives business. Other revenues, excluding the aforementioned non-recurring insurance recovery, were € 20 million higher compared to the prior year period, primarily due to favorable investment income.

Noninterest expenses of € 393 million decreased by € 38 million, or 9%, driven by the release of litigation provision relating to a sold legacy business. Excluding this, lower Infrastructure charges and lower IPO related external professional fees were largely offset by higher MiFID II driven external research costs and higher company set up costs.

Assets under Management (AuM) of € 694 billion increased by € 2 billion versus the second quarter of 2018. This increase was driven by performance and market appreciation of € 6 billion, largely driven by equity indices globally, and favorable foreign exchange rate movements of € 1 billion, partly offset by net outflows of € 3 billion as a result of US tax reform, redemptions in equity and the divestment of the Private Equity business in Germany.

in € bn.	Active Equity	Active Fixed Income	Active Multi Asset	Active SQI	Active Cash	Passive	Alternatives	Assets under Management

Balance as of June 30, 2018	91	229	55	65	57	119	75	692

Inflows	2	12	2	4	120	10	3	152
Outflows	(5)	(12)	(2)	(4)	(120)	(10)	(2)	(155)
Net Flows	(3)	0	0	0	0	0	1	(3)
FX impact	0	1	0	0	0	0	0	1
Performance	3	0	0	1	0	2	0	6
Other	0	0	0	0	0	0	(2)	(2)

Balance as of September 30, 2018	92	230	55	65	58	121	73	694

Management fee margin (in bps)	77	13	40	25	8	25	52	30

Deutsche Bank	Operating and Financial Review
Interim Report as of September 30, 2018	Corporate Divisions

2018 to 2017 Nine Months Comparison

Asset Management reported Income before income taxes of € 308 million, a € 310 million or 50 % decrease from the prior year period driven by lower revenues and the impact of sold and discontinued businesses. In addition, results were impacted by higher amounts attributable to non-controlling minority interest in DWS following the initial public offering (IPO) in March 2018.

Net revenues were € 1.7 billion, a decrease of € 238 million, or 12%. Management fees decreased by € 98 million or 6%, mainly driven by negative flows in Active products and margin compression, lower AuM driven fees in Alternatives and the absence of revenues from sold and discontinued businesses, partially compensated by the strong performance of the Passive business from higher AuM. Performance and transaction fees decreased by € 67 million or 50 % predominantly due to the absence of fees for a specific fund which is not paid every year. Other revenues were significantly lower by € 74 million or 88 % compared to the prior year period, primarily due to a non-recurring insurance recovery relating to a real-estate fund recorded in the 2017 nine months period and a loss on sale from the Private Equity business in Germany in 2018.

Noninterest expenses of € 1.3 billion increased by € 16 million or 1%, driven by € 27 million increase in non-operating costs, primarily due to litigation relating to a sold legacy business and restructuring costs. Excluding these items, adjusted costs were essentially flat, with slightly lower compensation costs and significantly lower Infrastructure charges largely offset by higher MiFID II driven external research costs and higher costs for DWS operating as a stand-alone entity.

Assets under Management were € 694 billion, a decrease of € 8 billion versus December 31, 2017. This decrease was driven by net asset outflows of € 16 billion, offset by favorable foreign exchange rate movements (primarily the weakening of the euro versus the US dollar) of € 9 billion and favorable market development of € 1 billion. Net asset outflows were mainly in Fixed Income, Equity, Multi Assets and low margin cash assets, partly offset by Passive inflows.

in € bn.	Active Equity	Active Fixed Income	Active Multi Asset	Active SQI	Active Cash	Passive	Alternatives	Assets under Management

Balance as of December 31, 2017	95	238	57	65	59	115	73	702

Inflows	10	42	7	11	372	41	7	490
Outflows	(17)	(52)	(9)	(10)	(374)	(37)	(7)	(506)
Net Flows	(6)	(10)	(2)	0	(2)	4	1	(16)
FX impact	1	4	0	0	1	2	1	9
Performance	3	(2)	(1)	0	0	0	1	1
Other	0	0	0	1	0	0	(2)	(1)

Balance as of September 30, 2018	92	230	55	65	58	121	73	694

Management fee margin (in bps)	76	14	40	25	8	25	53	31

Corporate & Other (C&O)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2018	Sep 30, 2017	Absolute Change	Change in %	Sep 30, 2018	Sep 30, 2017	Absolute Change	Change in %

Net revenues	65	78	(13)	(17)	(80)	(533)	453	(85)

Provision for credit losses	3	0	3	N/M	3	0	3	N/M

Noninterest expenses:

Compensation and benefits	736	682	54	8	2,304	2,233	71	3

General and administrative expenses	(623)	(578)	(45)	8	(2,005)	(1,837)	(168)	9

Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M

Restructuring activities	(6)	0	(6)	N/M	0	0	0	N/M

Total noninterest expenses	107	104	3	3	298	396	(97)	(25)

Noncontrolling interests	(32)	(3)	(28)	N/M	(82)	(26)	(56)	N/M

Income (loss) before income taxes	(13)	(23)	10	(43)	(299)	(902)	604	(67)

N/M – Not meaningful

2018 to 2017 Three Months Comparison

Corporate & Other (C&O) reported a loss before income taxes of € 13 million in the third quarter 2018, compared to a loss of € 23 million in the prior year quarter.

Net revenues were € 65 million in the third quarter 2018, compared to € 78 million in the prior year period, a decrease of € 13 million or 17%. The reduction in revenues primarily related to valuation and timing differences of € 94 million in the third quarter 2018 compared to € 186 million in prior year quarter that included cumulative amortization income related to Group Cash Flow Hedging programs.

Deutsche Bank	Operating and Financial Review
Interim Report as of September 30, 2018	Corporate Divisions

Noninterest expenses in C&O were € 107 million in the third quarter 2018, an increase of € 3 million, or 3 % compared to the prior year quarter, mainly driven by higher expenses associated with shareholder activities as defined in the OECD Transfer Pricing Guidelines not allocated to the business divisions of € 101 million, compared to € 72 million in the prior year period. This was offset by lower litigation costs of € 3 million in the third quarter 2018, compared to € 34 million in the prior year quarter.

Noncontrolling interests are deducted from income before income taxes of the divisions and reversed in C&O. The increase from € 3 million in the third quarter 2017 to € 32 million in the third quarter 2018 was primarily related to DWS.

2018 to 2017 Nine Months Comparison

C&O reported a loss before income taxes of € 299 million in the first nine months of 2018, compared to a loss of € 902 million in the prior year period.

Net revenues amounted to negative € 80 million in the first nine months of 2018, compared to negative € 533 million in the prior year period, an improvement of € 453 million or 85%. The first nine months of 2017 were negatively impacted by the realization of currency translation adjustment and loss on sale of negative € 180 million mainly associated with the disposal of non-strategic subsidiaries in Argentina, Uruguay and the United Kingdom. Revenues related to maintaining funding and liquidity buffers in excess of business-based liquidity requirements amounted to negative € 11 million in the first nine months of 2018, compared to negative € 100 million in the prior year period. Valuation and timing differences contributed positive revenues of € 16 million in the first nine months of 2018, compared to negative € 3 million in the prior year period.

Noninterest expenses were € 298 million in the first nine months of 2018, a decrease of € 97 million, or 25%, compared to the first nine months of the prior year period, driven by positive effects from lower-than-planned Infrastructure expenses in the first nine months of 2018. From 2018 onwards, Infrastructure expenses are allocated to the corporate divisions based on plan. Any difference between plan and actual allocations is captured centrally within C&O. This was partly offset by expenses associated with shareholder activities as defined in the OECD Transfer Pricing Guidelines not allocated to the business divisions of € 315 million in the first nine months of 2018, compared to € 280 million in the prior year period.

Noncontrolling interests are deducted from income before income taxes of the divisions and reversed in C&O. The increase from € 26 million in the first nine months of 2017 to € 82 million in the first nine months of 2018 was primarily related to DWS.

Deutsche Bank	Operating and Financial Review
Interim Report as of September 30, 2018	Financial Position

Financial Position

Assets

in € m. (unless stated otherwise)	Sep 30, 2018	Dec 31, 2017	Absolute Change	Change in %

Cash and central bank balances	201,190	225,655	(24,465)	(11)

Interbank balances (w/o central banks)	9,132	9,265	(133)	(1)

Central bank funds sold and securities purchased under resale agreements	8,671	9,971	(1,300)	(13)

Securities borrowed	2,015	16,732	(14,717)	(88)

Financial assets at fair value through profit or loss
Trading assets	156,295	184,661	(28,366)	(15)
Positive market values from derivative financial instruments	323,887	361,032	(37,145)	(10)
Non-trading financial assets mandatory at fair value through profit and loss	95,557	N/A	95,557	N/M
Financial assets designated at fair value through profit or loss	669	91,276	(90,607)	(99)

Total financial assets at fair value through profit or loss	576,409	636,970	(60,561)	(10)

Financial assets at fair value through other comprehensive income	49,660	N/A	49,660	N/M

Financial assets available for sale	N/A	49,397	(49,397)	N/M

Equity method investments	849	866	(17)	(2)

Loans at amortized cost	394,114	401,699	(7,585)	(2)

Securities held to maturity	N/A	3,170	(3,170)	N/M

Property and equipment	2,506	2,663	(157)	(6)

Goodwill and other intangible assets	9,056	8,839	217	2

Other assets	118,361	101,491	16,870	17
Of which: Brokerage and securities related receivables	88,191	83,015	5,176	6

Assets for current tax / Deferred tax assets	8,019	8,014	5	0

Total assets	1,379,982	1,474,732	(94,750)	(6)

Of which: Total central bank funds sold, securities purchased under resale agreements and securities loaned across all applicable measurement categories	78,717	104,800	(26,083)	(25)
at amortized cost	10,687	26,703	(16,016)	(60)
mandatory at fair value through profit and loss	66,241	N/A	66,241	N/M
designated at fair value through profit and loss	0	78,097	(78,097)	N/M
at fair value through other comprehensive income	1,789	N/A	1,789	N/M
Of which: Total loans across all applicable measurement categories	423,463	420,062	3,401	1
at amortized cost	394,114	401,699	(7,585)	(2)
at fair value through profit and loss (trading)	11,631	10,876	755	7
mandatory at fair value through profit and loss	12,914	N/A	12,914	N/M
designated at fair value through profit and loss	0	4,802	(4,802)	N/M
at fair value through other comprehensive income	4,804	N/A	4,804	N/M
available for sale at fair value	N/A	2,685	(2,685)	N/M

Liabilities and Equity

in € m. (unless stated otherwise)	Sep 30, 2018	Dec 31, 2017	Absolute Change	Change in %

Deposits	552,745	581,873	(29,128)	(5)

Central bank funds purchased and securities sold under repurchase agreements	5,443	18,105	(12,662)	(70)

Securities loaned	4,499	6,688	(2,189)	(33)

Financial liabilities at fair value through profit or loss
Trading liabilities	61,121	71,462	(10,341)	(14)
Negative market values from derivative financial instruments	309,932	342,726	(32,794)	(10)
Financial liabilities designated at fair value through profit or loss	53,643	63,874	(10,231)	(16)
Investment contract liabilities	566	574	(8)	(1)

Total financial liabilities at fair value through profit or loss	425,262	478,636	(53,374)	(11)

Other short-term borrowings	17,281	18,411	(1,130)	(6)

Other liabilities	145,795	132,208	13,587	10
Of which: Brokerage and securities related payables	114,959	106,742	8,217	8

Provisions	3,041	4,158	(1,117)	(27)

Liabilities for current tax / Deferred tax liabilities	1,403	1,346	57	4

Long-term debt	152,578	159,715	(7,137)	(4)

Trust preferred securities	3,148	5,491	(2,343)	(43)

Obligation to purchase common shares	0	0	0	N/M

Total liabilities	1,311,194	1,406,633	(95,439)	(7)

Of which: Total central bank funds purchased, securities sold under resale agreements and securities loaned across all applicable measurement categories	55,360	79,674	(24,314)	(31)
at amortized cost	9,942	24,794	(14,852)	(60)
designated at fair value through profit and loss	45,418	54,880	(9,462)	(17)

Total equity	68,788	68,099	689	1

Deutsche Bank	Operating and Financial Review
Interim Report as of September 30, 2018	Financial Position

Movements in Assets

As of September 30, 2018, total assets decreased by € 94.8 billion, or 6%, compared to year-end 2017.

The overall decrease was primarily driven by a € 37.1 billion decrease in positive market values from derivative financial instruments, mainly attributable to interest rate products, driven by increased swap rates, as well as foreign exchange rate products, driven by regular market movements.

Trading assets decreased by € 28.4 billion, mainly driven by initiatives to exit businesses and de-risking activities as well as client positioning in the Equities business.

Central bank funds sold, securities purchased under resale agreements and securities borrowed, across all applicable balance sheet categories, decreased by € 26.1 billion, primarily driven by managed reductions as a result of our balance sheet optimization initiatives, lower short coverage requirements and increased netting.

Cash and central bank balances decreased by € 24.5 billion, primarily attributable to reductions in deposits and short-term borrowings.

The decreases were partly offset by an increase in other assets excluding brokerage and securities related receivables by € 11.7 billion, mainly driven by reclassifications of exposures to debt securities hold-to-collect following the implementation of IFRS 9 and reclassifications to assets held for sale subsequent to the agreement to sell our retail operations in Portugal and Poland.

Brokerage and securities related receivables increased by € 5.2 billion, following the seasonality pattern we typically observe of lower year-end levels versus higher volumes over the course of the year.

Loans classifications have been significantly impacted by the adoption of IFRS 9. Loans previously classified at amortized cost under IAS 39 are now reported not only in loans at amortized cost, but also in non-trading financial assets mandatory at fair value through profit and loss and financial assets designated at fair value through other comprehensive income. Across all of these categories, the actual business movement for loans is an increase of € 3.4 billion driven by new deals during the period.

The overall movement of the balance sheet included an increase of € 15.3 billion due to foreign exchange rate movements, mainly driven by strengthening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are also reflected in the development of the balance sheet line items discussed in this section.

Movements in Liabilities

As of September 30, 2018, total liabilities decreased by € 95.4 billion (or 7%) compared to year-end 2017.

The overall decrease was primarily driven by a € 32.8 billion decrease in negative market values from derivative financial instruments, primarily due to the same factors as the movements in positive market values from derivative financial instruments as discussed above.

Deposits decreased by € 29.1 billion during the period. The reduction is partly due to expected seasonal outflows and reduction of excess cash within GTB. Managed reductions of excess cash in unsecured wholesale funding further contributed to the decrease.

Central bank funds purchased, securities sold under repurchase agreements and securities loaned, across all applicable balance sheet categories, decreased by € 24.3 billion, primarily driven by managed reductions as a result of our balance sheet optimization initiatives and increased netting.

Trading liabilities decreased by € 10.3 billion, mainly attributable to managed reductions in short positions to reduce short coverage requirements contributing to deleveraging activities.

Long term debt decreased by € 7.1 billion, primarily driven by matured deals including Targeted Long Term Refinancing Operations (TLTRO) during the period and managed reductions as a result of our balance sheet optimization exercise partly offset by FX effects against the U.S. Dollar.

Deutsche Bank	Operating and Financial Review
Interim Report as of September 30, 2018	Financial Position

These decreases were partly offset by a € 8.2 billion increase in brokerage and securities related payables, primarily due to the same factors as the movements in brokerage and securities related receivables as discussed above.

Similar to total assets, the impact of foreign exchange rate movements during the period is already embedded in the overall movements in liabilities as discussed in this section.

Liquidity

Liquidity reserves amounted to € 268 billion as of September 30, 2018 (compared to € 280 billion as of December 31, 2017). We maintained a positive internal liquidity stress result as of September 30, 2018 (under the combined scenario), and our Liquidity Coverage Ratio for September 30, 2018 was 148% (compared to 144 % as of December 31, 2017).

Equity

The adoption of IFRS 9 led to a one-time transition effect on total equity of negative € 672 million, please refer to chapter “IFRS 9 Transition Impact Analysis” in this report. Total equity as of September 30, 2018 increased by € 1.4 billion compared to pro-forma total equity after the adoption of IFRS 9 as of January 1, 2018. The main factor contributing to this development was noncontrolling interests, which increased by € 1.3 billion, mainly as a result of the IPO and partial sale of Deutsche Bank’s subsidiary DWS Group GmbH & Co. KGaA (“DWS”). Further contributing to the increase were net income attributable to Deutsche Bank shareholders and additional equity components of € 692 million and net gain from exchange rate changes of € 301 million (relating especially to the U.S. dollar). Partly offsetting the increase were unrealized net losses of financial assets at fair value through OCI of € 470 million, coupons paid on additional equity components of € 292 million net of tax as well as cash dividends paid to Deutsche Bank shareholders of € 227 million.

Regulatory Capital

With effect from January 1, 2018, the CRR/CRD 4 “transitional” (or “phase-in”) rules under which CET 1 regulatory adjustments were phased in have reached a rate of 100%, together with the 100 % phase-out rate of minority interest only recognizable under the transitional rules. For RWA the grandfathering of equity investments at a risk-weight of 100 % expired by the end of 2017. Instead a risk weight between 190 % and 370 % determined based on Article 155 CRR under the CRR/CRD 4 is applied. Hence, starting 2018 onwards, the CET 1 capital and RWA figures will show no difference between CRR/CRD 4 and fully loaded CRR/CRD 4.

Our Common Equity Tier 1 (CET 1) capital according to CRR/CRD 4 decreased in the first three quarters of 2018 by € 3.0 billion to € 47.8 billion as of September 30, 2018 (fully loaded rules applicable), compared with € 50.8 billion at the end of 2017 (based on transitional arrangements). Risk-weighted assets (RWA) according to CRR/CRD 4 were € 341.7 billion as of September 30, 2018, compared with € 343.3 billion at the end of 2017. The decrease in CRR/CRD 4 CET 1 capital and RWA resulted in a CRR/CRD 4 CET 1 capital ratio of 14.0 % as of September 30, 2018, compared with 14.8 % at the end of 2017.

Our fully loaded CRR/CRD 4 CET 1 capital as of September 30, 2018 (now equal to CRR/CRD 4 CET 1 capital) amounted to € 47.8 billion, € 0.5 billion lower compared to € 48.3 billion as of December 31, 2017. RWA according to CRR/CRD 4 fully loaded were € 341.7 billion as of September 30, 2018 compared with € 344.2 billion at the end of 2017. Due to the decrease in CET 1 capital and RWA, our fully loaded CRR/CRD 4 CET 1 capital ratio as of September 30, 2018 remains unchanged at 14.0 % as compared to year end 2017.

Further details on the development of Regulatory Capital and RWA can be found in the section “Risk Report” of this report under chapter “Regulatory Capital”.

Deutsche Bank	Operating and Financial Review
Interim Report as of September 30, 2018	Management and Supervisory Board

Related Party Transactions

We have business relationships with several companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Management and Supervisory Board

Management Board

Christian Sewing was appointed with resolution of the Supervisory Board on April 8, 2018 with immediate effect as Chief Executive Officer. He succeeded John Cryan. Additionally, the Supervisory Board has appointed Management Board members Garth Ritchie and Karl von Rohr as Presidents.

Kim Hammonds and Dr. Marcus Schenck have left the bank’s Management Board with effect from the end of May 24, 2018. Deutsche Bank’s Corporate & Investment Bank has been led since then by Garth Ritchie alone; he was previously Co-Head of the division together with Dr. Marcus Schenck. The Private & Commercial Bank is led by Frank Strauß alone effective since April 8, 2018; he was previously Co-Head of the division with Christian Sewing.

Supervisory Board

Wolfgang Böhr, Prof. Dr. Henning Kagermann, Sabine Irrgang, Louise M. Parent, Stefan Rudschäfski and Dr. Johannes Teyssen were members of the Supervisory Board of Deutsche Bank AG until the end of the Annual General Meeting on May 24, 2018.

The election of employee representatives took place on April 26, 2018:

–	Newly elected were: Ludwig Blomeyer-Bartenstein, Detlef Polaschek und Stephan Szukalski.
–	Re-elected were: Frank Bsirske, Jan Duscheck, Timo Heider, Martina Klee, Henriette Mark, Gabriele Platscher and Bernd Rose.

The Annual General Meeting on May 24, 2018 elected the following members to the Supervisory Board for a period of five years:

–	Gerd Alexander Schütz, founder and member of the Management Board of C-QUADRAT Investment AG,
–	Mayree Carroll Clark, founder and Managing Partner of Eachwin Capital LP,
–	John Alexander Thain, independent member of corporate management and supervisory bodies (formerly, among other positions, Chief Executive Officer of CIT Group),
–	Michele Trogni, Non-Executive Director of Morneau Shepell Inc..

Dina Dublon, independent member of corporate management and supervisory bodies (formerly among other positions, CFO of JP Morgan Chase & Co) was re-elected into the Supervisory Board with effect as of the end of July 31, 2018.

Prof. Dr. Norbert Winkeljohann, Spokesman of the Executive Board of PricewaterhouseCoopers GmbH Wirtschaftsprüfungs-gesellschaft and Chairman of the Management Board of PwC Europe SE WPG (both until June 30, 2018), was elected with effect as of August 1, 2018, for a period of five years.

At its subsequent meeting on May 24, 2018, the Supervisory Board elected Detlef Polaschek as Deputy Chairman.

Deutsche Bank	Strategy
Interim Report as of September 30, 2018

Strategy

We are a leading European bank with global reach supported by a strong home base in Germany, Europe’s largest economy. We provide services in commercial and investment banking, retail banking as well as wealth and asset management products to corporations, governments, institutional investors, small and medium-sized businesses, and private individuals.

Our focus is now on executing on the strategic updates we announced in the second quarter of 2018. We aim to improve returns to shareholders materially over time and to deploy our balance sheet and other resources to the highest return activities consistent with our client franchise and risk appetite. To achieve these primary objectives, we have defined four key strategic imperatives: First, shift the bank to a more stable revenue and earnings profile. Second, execute on clearly defined strategies in our Private & Commercial Bank (PCB) and our Asset Management (AM) businesses. Third, reshape our Corporate & Investment Bank (CIB) towards a model which emphasizes our core strength in transaction banking, capital markets, financing and treasury solutions. And fourth, reduce our costs and commit to an uncompromising cost culture.

Our Financial Targets

Near-term operating targets

–	Post-tax Return on Average Tangible Equity of greater than 4 % in 2019
–	Adjusted costs of € 23 billion in 2018, and € 22 billion in 2019
–	Full-time equivalent internal employees of below 93,000 by year-end 2018, and well below 90,000 by year-end 2019

Our primary near-term target is to generate a Post-tax Return on Average Tangible Equity of greater than 4 % in 2019. To reach this target, we believe we will need to grow revenues in comparison to 2018 and reduce adjusted costs to € 22 billion in 2019. To reduce adjusted costs, we are working on a series of short-term and longer-term initiatives including headcount reductions.

Long-term operating target

–	Post-tax Return on Average Tangible Equity of circa 10 % in a normalized environment and on the basis of the achievement of our cost targets

As we execute on our near- and long-term operating targets, we intend to continue managing our balance sheet conservatively, with the following capital targets:

Capital targets

–	CRR/CRD 4 Common Equity Tier 1 capital ratio above 13%
–	CRR/CRD 4 Leverage Ratio (phase-in) of 4.5 % over time
–	A competitive dividend payout ratio

Progress on strategy implementation

We believe that we made progress in our key near-term targets: we are on track to reach our 2018 adjusted costs target, driven in part by the good progress on headcount reductions. We reduced headcount during the quarter by an additional 712 full-time equivalents to around 94,700, despite adding about 750 new graduate hires. Our Common Equity Tier 1 ratio at 14 % is above our target while we made good progress towards our leverage ratio target in the third quarter of 2018. We continued to make progress on the simplification of our legal entity structure by closing a further seven main entities in the third quarter of 2018. This takes the total to 83 against our original target of eliminating 90 legal entities.

In the third quarter of 2018, we completed the execution of the headcount and resource reductions in our Corporate & Investment Bank that we had announced and initiated in the second quarter of 2018. Measures included to reprioritize our presence in Corporate Finance in sectors where we have strong market position; a decrease in leverage exposure within Equities, mainly in Prime Finance, and US Rates including repo financing; and reducing our Equities headcount by approximately 25%. In the third quarter of 2018, we completed the adjustments to our US Rates business and continued to implement further measures to reduce our cost base. Risk weighted assets and leverage exposure of our portfolio of non-strategic assets continue to run off as planned. The intention of these measures is to improve the CIB cost-income ratio and to deliver sustainable returns.

Deutsche Bank	Strategy
Interim Report as of September 30, 2018

For Private & Commercial Bank, following the successful merger of Deutsche Bank Privat- und Geschäftskunden AG and Deutsche Postbank AG in the second quarter of 2018, we took further actions in the third quarter of 2018 to achieve our target organizational structure. Among other actions, we optimized the Private and Commercial Business (Germany) sales organization and further enhanced our sales infrastructure. Additionally, we launched several new digital offerings, e.g. “Blueport”, a platform focusing on payments and beyond banking solutions for corporate clients. In our Private & Commercial Business (International), we continued to execute the bank’s strategy to sharpen its focus and reduce complexity. The announced disposal of the majority of our Private & Commercial Clients (PCC) business in Poland is progressing as planned. The parties are aiming to close the transaction in the fourth quarter of 2018. In addition, the sale of the local PCC business in Portugal is progressing on track and the parties intend to close the transaction in the first half of 2019, subject to regulatory approvals and other conditions. In Italy and Spain, we have refined our business models to improve client coverage and efficiency, supported by an optimized sales network and streamlined organization. In our Wealth Management (WM) business, we further progressed against our strategic agenda making the business more focused, efficient and positioned for growth. In addition, WM continued to hire front office staff in core growth markets.

Asset Management is executing on growth initiatives, including strategic hires into client coverage teams, to bolster institutional growth, as well as to support our Passive business, which has already started to accelerate sales. Efforts to bolster consultant relations globally resulted in AM being awarded ‘buy ratings’ for several key Alternatives product strategies. We have seen continued progress with our Environmental, Social and Governance (ESG) strategy. We also completed the sale of the Private Equity Fund-of-Fund business based in Cologne from DWS Alternatives to CAM Private Markets GmbH (“CAM”).

Deutsche Bank	Outlook
Interim Report as of September 30, 2018	The Banking Industry

Outlook

The following section should be read in conjunction with the Outlook section in the Management Report provided in the Annual Report 2017.

The Global Economy

Global economic growth has slowed over the last several months, but remains broadly based and the latest data suggests a stabilization. In most major cases, economies are growing at above-potential rates. In 2018, global GDP is expected to grow by 3.8%. In industrialized countries, GDP growth is expected to be at 2.2%. Some economies are showing signs that the cycle has peaked. In emerging markets, GDP growth should accelerate to 4.9%, after 4.8 % in 2017. We expect the global inflation rate to be at 3.3 % in 2018.

In the Eurozone, GDP should expand by 2.0 % and thus is above trend. In 2018, inflation is expected to increase to 1.8%, mainly driven by a shrinking production gap, capacity constraints and higher energy prices. In this context, inflation expectations have also normalized over the course of the year. The European Central Bank (ECB) announced the end of its net asset purchase program for December 2018. Political risks could arise from Italian fiscal policy. In Germany, GDP growth is expected to increase to 1.9%, mainly driven by the domestic economy. The relatively strong wage agreements made in the first half of 2018 should strengthen domestic demand. Inflation is expected to grow to 1.8 % in 2018.

In the US, economic growth is expected to accelerate to 2.9 % in 2018. The US tax reform and fiscal spending provide positive impetus for companies and households. The strong economic activity has resulted in a tight labor market, which should lead to stronger wage increases. Combined with higher energy prices, this is likely to push consumer prices higher. We expect the inflation rate to reach 2.6 % in 2018. With the inflation rate clearly above the target, the Federal Reserve is likely to implement a fourth interest rate hike by year-end.

The Japanese economy is expected to decelerate to 0.9 % and the inflation rate should remain subdued at 0.8%. The control of the yield curve should remain the key monetary instrument of the Bank of Japan. In 2018, economic growth in emerging markets is expected to accelerate slightly to 4.9%, and in Asia (excluding Japan) to be at 6.3%. Inflation in emerging markets is expected to rise to 4.2 % after 3.8 % in 2017. In Asia (ex Japan) as a whole, an inflation rate of 2.6 % is expected for this year. In 2018, the Chinese economy should slow to 6.6%, the lowest rate since 1990 mainly due to the increased trade tensions, China has loosened monetary and fiscal policies, which led to a recent pickup in property prices. Inflation is expected to increase to 2.0%.

During the course of the year, the trade disputes and possible escalation scenarios have become the dominant risks in the perception of the markets. There have been some positive signals recently regarding the renegotiated NAFTA agreement and the settlement of the US-EU trade relationship, but the conflict with China looks set to continue through at least the next few months - further impacting global supply chains and the growth outlook. Other important risks are a potential correction in bond yields leading to a recession in the US and putting further pressure on those emerging markets where idiosyncratic risks exist. Inflation has resurfaced as an economic risk. A faster than expected pick-up could lead to a repricing of central bank rate rise expectations. Geopolitical tensions between the US and Iran are still smoldering. As far as Europe is concerned, a negotiated solution for Brexit is becoming increasingly unlikely but is still possible, although the form of such a deal is still unclear. Plans must nevertheless be made for a “hard” (no agreement) Brexit. The risks of Brexit to the UK economy are unlikely to quickly dissipate. With the latest Italian budget proposals, questions of fiscal sustainability have returned to the European markets.

The Banking Industry

For the rest of the year 2018, the environment for the global banking industry is likely to be characterized by a continued supportive macroeconomic environment but growing political uncertainty and possibly increased market volatility.

For banks in Europe, the remaining months of the year are likely to be marked by a solid performance for traditional lending and deposit business and risks on the financial markets. The latter mainly stem from three factors: uncertainties surrounding the outcome of the Brexit negotiations; questions about Italy’s future fiscal policy; and the risk of a further escalation in trade tensions with increasing impact on core sectors of the European economy such as the automotive industry. The end of the ECB asset purchase program should herald the first step towards slowly normalizing interest rates, which is expected to benefit the banks substantially in the longer term.

Deutsche Bank	Outlook
Interim Report as of September 30, 2018	The Deutsche Bank Group

German banks are still expected to benefit from very good credit quality and high consumer demand, however tough competition and low margins are likely to continue to impact profitability.

The operating environment for banks in the US is likely to remain more favorable than for their competitors in Europe. The US banks are benefiting from the economic growth, rising interest rates and lower taxes, and could generate record income and profits. US banks are exposed to similar risks expected for banks in Europe, albeit to a significantly lesser extent.

In China, the continued positive economic growth should be supportive for banks. By contrast, Japan’s banks continue to struggle from anemic growth and the extremely expansive monetary policy and the associated low interest rates.

The Basel Committee’s revisions to the modelling approaches for RWA (“Basel III framework agreement”) were finalized at the end of 2017. This concluded one of the most significant revisions to regulatory requirements following the financial crisis. The focus has now shifted to implementing the framework into law in the EU and the US which will be a multi-year process. As the process of implementing the Basel III framework agreement begins around the globe, risk remains that implementation will differ across jurisdictions and result in inconsistent impacts across regions.

In Europe, the implications of Brexit should become more clear through the remainder of 2018 with politicians in the UK and other EU members agreeing on a transitional period and a draft withdrawal treaty. Increased clarity on the future relationship between the UK and other EU members should have a positive effect on banks operating in the region as it removes uncertainty. At the same time progress should be made towards political agreement on key regulatory items that are outstanding, including updates to Capital Requirement Regulation (CRR), reviews of European Supervisory Authority’s (ESA) and European Market Infrastructure Regulations (EMIR) which should provide further clarity on the regulatory requirements for banks in Europe in the medium term.

The Deutsche Bank Group

Our focus is now on executing on the strategic updates announced in the second quarter of 2018. Our primary target is to generate a post-tax return on average tangible equity of greater than 4 % in 2019. To achieve this, we believe we will need to grow revenues and reduce adjusted costs in 2018 and 2019, driven in part by headcount reductions. We aim to achieve our remaining key performance indicators over time, consistent with becoming a simpler and safer bank.

Our most important key performance indicators are shown in the table below:

Key Performance Indicators

	Sep 30, 2018	Target KPI
Near-term operating targets
Post-tax Return on Average Tangible Equity[1]	1.7%	2019: greater than 4%
Adjusted costs[2]	€ 17.4 bn	2018: € 23 bn 2019: € 22 bn
Employees[3]	94,717	2018: below 93,000 2019: well below 90,000
Long-term operating target
Post-tax Return on Average Tangible Equity[1]	1.7%	circa 10%
Capital targets
CRR/CRD 4 Common Equity Tier 1 capital ratio[4]	14.0%	above 13.0%
CRR/CRD 4 leverage ratio according to transitional rules (phase-in)[5]	4.2%	4.5%

1 Based on Net Income attributable to Deutsche Bank shareholders. Calculation is based on an effective tax rate of 55 % nine months ended September 30, 2018. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this report.

2 Adjusted costs are noninterest expenses excluding impairment of goodwill and other intangible assets, litigation and restructuring and severance. For further information please refer to “Other Information: Non-GAAP Financial Measures” of this report.

3 Internal full-time equivalents.

4 Further detail on the calculation of this ratio is provided in the Risk Report.

5 Further detail on the calculation of the CRR/CRD 4 leverage ratio according to transitional rules (phase-in basis) is provided in the Risk Report.

For 2018, we expect revenues to be slightly lower compared to 2017 in a continued robust macroeconomic environment. The outlook also reflects our current estimates of the impact of adjustments to our Corporate & Investment Bank strategy initially announced in April 2018. We expect these adjustments to have a negative impact on our revenues in 2018 compared to our previous expectations.

We are committed to working towards a target for our Post-tax Return on Average Tangible Equity of greater than 4 % in 2019. The successful ongoing implementation of our strategy including critical restructuring of a number of our businesses and the implementation of cost reduction measures remains key to reaching that target. Over time we aspire to achieve a circa 10 % Post-tax Return on Average Tangible Equity in a normalized environment and on the basis of the achievement of our cost targets. For the remaining year 2018, we currently expect a moderate improvement in our Post-tax Return on Average Tangible Equity.

Deutsche Bank	Outlook
Interim Report as of September 30, 2018	Our Business Segments

We are committed to reduce adjusted costs for 2018 to € 23 billion. To meet the 2018 adjusted costs commitment, we implemented additional cost reduction measures. We target to reduce the workforce to below 93,000 internal full-time equivalents (FTE) by the end of 2018 as well as delayering management structures across the organization and the completion of strategic disposals. Further measures include a rationalization of vendor costs and our real estate footprint worldwide, as well as working to improve the efficiency of our control systems. We target to further reduce our adjusted costs to € 22 billion and our workforce to well below 90,000 FTE by year-end 2019 assuming a successful execution of our strategic measures within the planned timeframes and no material distortion of foreign exchange rates.

We expect our CRR/CRD 4 Common Equity Tier 1 capital ratio to be negatively impacted by pending supervisory assessments but in any case for it to remain well above 13 % in the final quarter of 2018. We expect our CRR/CRD 4 leverage ratio (phase-in) to remain above 4 % in the final quarter of 2018. Absent supervisory adjustments, year-end 2018 risk weighted assets (RWA) and CRR/CRD 4 leverage exposure should be broadly unchanged compared to the third quarter of 2018. With the transition to IFRS 16 as of January 1, 2019, we expect to see a further decline in our CRR/CRD 4 Common Equity Tier 1 capital ratio of approximately 20 basis points as we recognize certain lease contracts on our balance sheet.

We target a competitive dividend payout ratio. These dividend payments are subject to our ability to maintain sufficient levels of distributable profits under our standalone financial statements in accordance with German accounting rules (HGB) for the fiscal year 2018.

By the nature of our business, we are involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, especially in the US. Such matters are subject to many uncertainties. While we have resolved a number of important legal matters and made progress on others, we expect the litigation and enforcement environment to remain challenging in the short term. Litigation expenses in 2017 and in the first three quarters of 2018 were relatively low as a result of our successful efforts in resolving a number of matters at or below estimated provisions. For the remainder of 2018, and with a caveat that forecasting litigation expense is subject to many uncertainties, we expect litigation to be higher than in the first three quarters of 2018, but well below the elevated levels observed over the past number of years.

Our Business Segments

Corporate & Investment Bank (CIB)

CIB’s aim is to provide efficient and seamless client coverage for our offering of investment and transaction banking products and services for corporate and institutional clients and thereby generate attractive returns for our shareholders. In the third quarter of 2018, we completed the execution of the headcount and resource reduction in CIB that we had announced and initiated in the second quarter of 2018. Measures included firstly, to reprioritize our presence in Corporate Finance in sectors where we have a strong market position, secondly, a decrease of leverage exposure within Equities, mainly in Prime Finance and US Rates including repo financing, and, thirdly, a reduction of our Equities headcount by approximately 25%. While we expect these measures to have a negative impact on our revenues in 2018, we expect them to improve our returns in the medium term. Significant headwinds remain, including higher funding costs, regulatory pressure, continued pressure on financial resources and the potential impact of geo-political events. We expect our revenues, adjusted for DVA and a gain on sale on an asset disposal in Global Transaction Banking (GTB), in 2018 to be lower compared to 2017. On a reported basis, we expect Corporate & Investment Bank revenues to be lower year over year.

For GTB, we expect revenues in 2018 to be slightly lower compared to 2017, as benefits from interest rate increases in the US are offset by unfavorable foreign exchange rate movements and higher funding costs. We also expect margin pressure and continued low interest rates in Europe to be ongoing headwinds.

Origination & Advisory revenues are expected to be lower in 2018 year over year. While the business gained modest share in the first three quarters of 2018 compared to the full year 2017, the fee pool in 2018 is down year over year. In this business we have focused our Corporate Finance business on industries and segments which align with our multi-national client base, and on underwriting and financing products in which we enjoy a leadership position, which may reduce revenues versus prior year.

In 2018, we expect Sales & Trading Fixed Income and Currencies (FIC) revenues to be lower compared to 2017. Reduced client activity has impacted our European Rates business in addition to the strategic adjustments to our US platform. Global Credit Trading has seen reduced activity in flow businesses and fewer significant revenue events in Structured Credit compared to the prior year. Unfavorable foreign exchange rate movements in the first half of the year and increased funding costs are also likely to negatively impact revenues within the Sales & Trading (FIC) business.

Deutsche Bank	Outlook
Interim Report as of September 30, 2018	Our Business Segments

We expect Sales & Trading (Equity) revenues to be lower in 2018 compared to 2017, partly as a result of the strategic adjustments implemented. The year over year reduction is expected to be driven by all three businesses, mainly from underperformance in the first three quarters of 2018. In Equity Trading lower levels of commissions in the first three quarters of 2018 are likely to continue into the fourth quarter of 2018. In Prime Finance, higher funding costs have impacted revenues. Equity Derivatives revenues have been lower year over year in the first half of the year.

The strategic actions announced in the second quarter of 2018 support our intention to reduce costs significantly across CIB including front, middle and back offices, and related infrastructure functions to drive platform efficiency while enhancing regulatory compliance, control and conduct. Noninterest expenses for 2018 are expected to be essentially flat, while adjusted costs are expected to be slightly lower, driven by both reduced compensation and non-compensation costs. For 2018, we expect RWA in CIB to be essentially flat as pressure from methodology changes and higher Operational Risk RWA is likely to be offset by reductions in business assets, including the legacy non-strategic portfolio and the impacts of adjusting our strategy. We intend to focus on regulatory compliance, know-your-client (KYC) and client on-boarding process enhancement, system stability and control and conduct.

Risks to our outlook include potential impacts on our business model from Brexit and the future impact of the Basel III framework agreement. Uncertainty around central bank policies and ongoing regulatory developments also pose risks, while challenges such as event risks and levels of client activity may also have an adverse impact. Execution risk around CIB’s updated strategy remains. Despite this, we believe that execution on the adjusted strategic priorities, including regaining market share in our core businesses, will enable CIB to drive towards sustainable returns.

Private & Commercial Bank (PCB)

Our goal in PCB is to provide our private, corporate and wealth management clients with a comprehensive range of products from standard banking services to individual investment and financing advice, and to drive attractive returns for our shareholders. Our product offering is supported by a global network, strong capital market and financing expertise, and innovative digital services.

Our focus in 2018 is to continue with the transformation of our core businesses. In our German home market, we have created the largest Private & Commercial Bank after the legal merger of Postbank and Deutsche Bank’s private and commercial clients business in Germany into DB Privat- und Firmenkundenbank AG, which serves more than 20 million customers. Our focus is now on the further implementation of the detailed integration plans. In our Private and Commercial Business (International), we consequently execute measures along the lines of the bank’s strategy. The disposal of the majority of our retail banking business in Poland to Santander Bank Polska (formerly Bank Zachodni WBK), announced in December 2017, is progressing as planned. The parties are aiming to close the transaction in the fourth quarter of 2018. Also, the sale of the retail banking business in Portugal to ABANCA Corporación Bancaria S.A, announced in March 2018, is progressing on track and the parties are aiming to close the transaction in the first half of 2019, subject to regulatory approvals and the finalization of separation measures. In our remaining international locations, we intend to continue to transform our businesses with the objective to improve client coverage and efficiency. In Wealth Management, our emphasis will be to further transform and grow our franchise. This includes the integration of Sal. Oppenheim’s private customer business into our German business as well as the further expansion in important growth markets. In addition, we are continuing to invest in digital capabilities across all business areas.

We expect revenues in 2018 to be essentially flat compared to 2017. Our revenues in 2017 benefited from material specific items, which we do not expect to repeat to the same degree in 2018. Margins in the deposit business will continue to be negatively impacted by the low interest rate environment. However, we assume that we will be able to compensate for this by growth in loan revenues, so that we expect our net interest income should remain essentially flat compared to 2017.

We expect assets under management to be essentially flat in 2018. Business growth in investment products and favorable foreign exchange rate movements are expected to be offset by negative market effects. We also assume that our RWA will be essentially flat compared to the end of 2017 as the impact related to our growth strategy in the loan businesses is expected to be offset by disposal effects in our international business and lower operational risk RWA.

In 2018, provision for credit losses is expected to be higher than in 2017, which benefited from specific factors including a material release in our Private and Commercial Business (Germany). Provisions for credit losses are also likely to increase as we execute on our growth strategy in the loan businesses, and the implementation of changes in accounting standards (IFRS 9) will likely increase the volatility of provisions for credit losses compared to previous years.

We expect that noninterest expenses in 2018 will be slightly lower compared to 2017. The decline is mainly attributable to significantly lower restructuring expenses. In 2017, approximately € 350 million expenses were incurred for the merger project in Germany. We expect significantly lower restructuring expenses for this project in 2018. Adjusted costs should remain essentially flat in 2018 with further savings from our executed reorganization measures likely to be offset by higher investment costs, in particular related to the merger project in Germany, but also for further investments in digitization, the ongoing transformation of the Private and Commercial Business (International) and Wealth Management, as well as inflationary effects.

Deutsche Bank	Outlook
Interim Report as of September 30, 2018	Our Business Segments

Uncertainties that could affect our outlook in 2018 include slower economic growth in our main operating countries, further decline in global interest rates and higher than expected volatility in the equity and credit markets, which could have a negative impact on our clients’ investment activities. The implementation of extended regulatory requirements such as the Payment Services Directive 2 (PSD 2) and the outcome of ongoing legal developments including the resolution of the ruling related to the Regulation of the Stamp duty in mortgages in Spain also pose risks, and possible delays in the implementation of our strategic projects could also have a negative impact on our revenue and costs.

Asset Management

We believe that Asset Management, with its strong and diverse investment capabilities, is well positioned to address the challenges facing the industry and capture opportunities. For the remainder of 2018, we remain confident about the global economy and continue to expect no recession in the US within the forecast horizon. At the same time, political risks have heightened. Growth in industrialized countries should remain healthy, while emerging markets should continue to grow at a faster rate. These trends are expected to impact investor risk appetite and potentially also asset flows. By anticipating and responding to investor needs, we aspire to be the investment partner of choice for our global client base.

Over the medium term, the industry’s global assets under management are expected to substantially increase, driven by strong net flows in passive strategies, alternatives and multi asset solutions, as clients increasingly demand value for money, transparency and outcome oriented products. Due to our capabilities in active and passive products, alternative investments and multi asset solutions, we believe that we are well positioned to grow market share. While our digital capabilities are also creating new channels for us to distribute products and services, bottom line results are expected to be challenged by fee compression, rising costs of regulation and competitive dynamics. In the face of this challenge, we intend to focus our growth initiatives on products and services where we can differentiate ourselves, while maintaining cost discipline.

Over the next twelve months, we intend to continue undertaking selective investments to expand client coverage and to improve product and digital capabilities. This is coupled with the anticipated delivery of efficiency gains from an operating platform review primarily across the business support organization with the aim of simplifying business operations to enhance client service, business controls and efficiency.

We expect revenues for the full year 2018 to be lower than in 2017. Management fees are projected to be slightly lower than 2017 due to net outflows, moderate margin compression, the absence of revenues from sold and discontinued businesses, and subject to market conditions for the remainder of the year. Performance and transaction fees are expected to be significantly lower reflecting the periodic nature of the recognition of performance fees in certain funds. Other revenues are expected to be significantly lower driven by non-recurrence of an insurance recovery and profit/ loss on sale from sold businesses.

In the first three quarters of 2018, assets under management were negatively impacted by net outflows, partly offset by favorable foreign exchange rate movements and positive market performance. Looking ahead for the remainder of 2018, given the volatility of markets, investor sentiment and the US tax reform dynamics, we believe our ability to compensate for the net outflows of the first three quarters of 2018 will be very limited, and it will therefore be unlikely that we achieve the annual net flow target for this year.

In the face of the challenges that our industry faces, we are focusing our growth initiatives on products and services where we can differentiate (e.g. Alternative credit, ETF, Systematic and Quantitative Investment) as well as executing on cost saving initiatives from which we expect to see further results in the quarters to come. We are currently on track to achieve 20 % to 30 % of our gross savings target by the end of 2018, which will result in slightly lower noninterest expenses and adjusted costs year over year.

Risks to our outlook include the pace of growth in global net flows, the development of global equity markets, foreign exchange rate movements, central bank policies, interest rates, global macroeconomic growth and the political developments including Brexit, Italian budget discussion, mid-term elections in the US and other political uncertainty worldwide. In addition, unforeseen regulatory costs and possible delays in the implementation of our efficiency measures due to jurisdictional restrictions could have an adverse impact on our cost base.

Deutsche Bank	Risks and Opportunities
Interim Report as of September 30, 2018	Risks

Risks and Opportunities

We have reflected in our Outlook risks and opportunities that we believe are likely to occur. The following section focuses on future trends or events that may result in downside risk or upside potential from what we have anticipated in our Outlook.

Our aspirations are subject to various external and internal factors.

Risks

Macro-economic and market conditions

If growth prospects, the interest rate environment and competition in the financial services industry worsen compared to the expectation in our Outlook, this could adversely affect our business, results of operations or strategic plans.

Continued elevated levels of political uncertainty could have unpredictable consequences for the financial system and the economy more broadly and could contribute to an unwinding of aspects of European integration, potentially leading to declines in business levels, write-downs of assets and losses across our businesses. Our ability to protect ourselves against these risks is limited.

Rising trade tensions between key trading partners (US, China and the EU) could be disruptive for global growth.

We may be required to take impairments on our exposure to the sovereign debt of European and other countries if the sovereign debt crisis reignites. The credit default swaps into which we have entered to manage sovereign credit risk may not fully offset these impairments.

Adverse market conditions, unfavorable prices and volatility including material movements in foreign exchange rates (and resulting translation effects) as well as cautious investor and client sentiment may in the future materially and adversely affect our revenues and profits as well as the timely and complete achievement of our strategic aspirations and targets.

The direct costs and related business impacts described in this section and in our Outlook, should they be significantly greater than we currently expect, could impact the “available distributable items” (ADI) calculation for Deutsche Bank AG, which forms the basis for payment capacity on our Additional Tier 1 (AT1) securities. If Deutsche Bank AG’s stand-alone results in accordance with German accounting rules according to the German Commercial Code (Handelsgesetzbuch, HGB) do not provide sufficient ADI, this would impact our ability to make distributions on our AT1 instruments. This could lead to higher funding costs for us and adversely affect market perceptions of us, with potential adverse effects on our results of operations and financial condition. Such impacts may also put increasing pressure on our capital, liquidity and other regulatory ratios. Also, if we do not report sufficient levels of distributable profits under our stand-alone financial statements in accordance with HGB, this would impact our ability to pay common equity dividends.

Any further downgrade in our credit rating could adversely affect our funding costs and business activities, although we are unable to predict whether this would be the case or the extent of any such effect.

Brexit

The overall macro-economic impact of the United Kingdom’s decision to leave the European Union (EU) is difficult to predict and depends on whether or not a withdrawal agreement can be reached. In general, we expect a prolonged period of uncertainty regarding the UK’s future status with the EU to weigh on investment spending and economic growth. Particularly in a no-deal scenario, we could see higher market volatility and a more pronounced negative impact on economic growth in the UK and, to a lesser extent, the EU. But even in the EU, some countries and sectors would be more affected than others depending on the level of trade and supply chain integration with the UK. In addition, European banks will be exposed to heightened operational and market risks if Central Clearing Houses in the United Kingdom are not granted equivalence to transact under a no deal scenario. In certain scenarios there will be uncertainty around continuity of contracts or related to contract life cycle events

Deutsche Bank	Risks and Opportunities
Interim Report as of September 30, 2018	Risks

Regulatory reforms and supervisory assessments

The regulatory reforms enacted and proposed in response to weaknesses in the financial sector together with the increased regulatory scrutiny and discretion will impose material costs on us, create significant uncertainty for us and may adversely affect our business plans as well as our ability to execute our strategic plans. Those changes that require us to maintain increased capital may significantly affect our business model, financial condition and results of operation as well as the competitive environment generally. Other regulatory reforms, such as bank levies, may also materially increase our forecasted operating costs. Regulatory reforms in respect of resolvability or resolution measures may also impact our shareholders and creditors.

Regulators can also impose capital surcharges or regulatory adjustments, for example, as a result of the annual Supervisory Review and Evaluation Process (SREP), to reflect additional risks posed by deficiencies in our control environment, or as a result of supervisory inspections concerning the treatment of specific products or transactions. The ECB has used these powers already in its SREP Decision and may continue to do so to address findings from onsite inspections. In extreme cases, they can even suspend our permission to operate within their jurisdictions. Furthermore, implementing enhanced controls may result in higher regulatory compliance costs that could offset or exceed efficiency gains. Regulators may disagree with our interpretation of specific regulatory requirements when interpretative matters are discussed as part of our ongoing regulatory dialogue or in the context of supervisory exams. Changes in rule interpretations can have a material impact on the treatment of positions for Pillar 1 regulatory purposes. Similarly, the evolving interpretations of the European Banking Authority (EBA) on the Capital Requirements Regulation (CRR) can also negatively impact our regulatory capital, leverage or liquidity ratios.

Legal, tax and regulatory proceedings

We are subject to a number of legal proceedings, tax examinations and regulatory investigations whose outcome is difficult to estimate and which may substantially and adversely affect our planned results of operations, financial condition and reputation. If these matters are resolved on terms that are more adverse to us than we expect, in terms of their costs or necessary changes to our businesses, or if related negative perceptions concerning our business and prospects and related business impacts increase, we may not be able to achieve our strategic objectives or we may be required to change them. For example, on September 21, 2018, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) issued an order requiring us to implement measures on specified timelines over the coming months and years to improve our control and compliance infrastructure relating to anti-money laundering and, in particular, the know-your-client (KYC) processes in CIB, and appointed KPMG as special representative to monitor implementation. Our anti-money laundering and KYC processes, as well as our other internal processes that are aimed at preventing use of our products and services for the purpose of committing or concealing financial crime and our personnel responsible for our efforts in these areas, continue to be the subject of scrutiny by authorities in a number of jurisdictions. If these authorities determine that the Bank’s processes were materially deficient or if we are unable to significantly improve our infrastructure and control environment in a timely manner, our results of operation, financial condition and reputation could be materially and adversely affected.

Risk management policies, procedures and methods as well as operational risks

Although we have devoted significant resources to develop our risk management policies, procedures and methods, including with respect to market, credit, liquidity and operational risk, they may not be fully effective in mitigating our risk exposures in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

Strategy

If we are unable to implement our strategy successfully, which is also subject to the previously mentioned factors and those included in our Annual Report 2017, we may be unable to achieve our financial objectives, or we may incur losses or low profitability or erosion of our capital base, and our financial condition, results of operations and share price may be materially and adversely affected.

We continue to review the effectiveness and appropriateness of our strategy and monitor its implementation, taking into consideration the development of internal and external factors. Subject to changes in such factors we may refine our strategic measures and adjust our financial objectives.

Deutsche Bank	Risks and Opportunities
Interim Report as of September 30, 2018	Opportunities

Digitization

Digitization offers new competitors market entry opportunities and we expect our businesses to have an increased need for investment in digital product and process resources to mitigate the risk of a potential loss of market share. In addition, with increasing levels of digitization, cyber-attacks could lead to data loss or technology failures, security breaches, unauthorized access, loss or destruction of data or unavailability of services. Any of these events could involve us in litigation or cause us to suffer financial loss, disruption of our business activities, liability to our customers, government intervention or damage to our reputation.

Opportunities

Macro-economic and market conditions

Should economic conditions, such as GDP growth, the interest rate environment and competitive conditions in the financial services industry improve beyond forecasted levels, this could lead to increased revenues that may only be partly offset by additional costs, thus improving both income before income taxes and cost-income ratio directly and subsequently improving regulatory measures such as CET 1 and leverage ratio.

If market conditions, price levels, volatility and investor sentiment develop better than expected, this may also positively impact our revenues and profits. Similarly, if we experience higher levels of customer demand and market share than anticipated, this may positively affect our results of operations.

Brexit

The UK’s exit from the European Union may become a source of competitive advantage for the bank because it will leave Deutsche Bank as one of a handful of globally-relevant EU-based banks offering a full suite of corporate and investment banking products.

Deutsche Bank may be able to benefit from this unique positioning and for this to be a clear competitive differentiator with our clients. Moreover Deutsche Bank’s pre-existing EU based infrastructure may make our clients’ Brexit transition easier compared with some of our competitors.

Digitization

Digitization offers our divisions an opportunity for significant efficiency gains. By investing in digital applications such as digital client self-onboarding, front-to-back processes can be automated and the productivity of employees with customer contact can be increased. Digitization will also result in more flexible ways for our customers to take advantage of services and products in the location and time chosen by them. In combination with our high level of expertise in data security, these factors can help us to strengthen our existing market position and gain additional market share.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Introduction

Risk Report

Introduction

The following Risk Report provides qualitative and quantitative disclosures about credit, market and other risks as per the principles of the International Financial Reporting Standard (IFRS 7). It also considers the changes following the adoption of IFRS 9 with regards to classification and measurement and impairment and includes the related impacts on key ratios, like regulatory capital and risk-weighted assets (RWA) at Deutsche Bank. Consequently, the reporting is generally based on IFRS principles of valuation and consolidation. However, for dedicated regulatory disclosures the regulatory principles of consolidation are relevant which differ from those applied for our financial statements.

CRR/CRD 4 Capital Framework

In the European Union, the Basel 3 capital framework was implemented by the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation, or “CRR”) and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4, or “CRD 4”).

The new regulatory framework became effective on January 1, 2014, subject to transitional rules. When referring to Deutsche Bank results according to transitional rules we use the term “CRR/CRD 4”. When referring to results according to full application of the final CRR/CRD 4 framework (without consideration of applicable transitional methodology) we use the term “CRR/CRD 4 fully loaded”. CRR/CRD 4 maintained transitional rules that permitted the grandfathering of equity investments at a risk-weight of 100%. These transitional arrangements have been considered lastly for December 31, 2017 and expired thereafter, resulting in no difference thereafter for RWA under the fully loaded or transitional regime.

Since 2015, the Common Equity Tier 1 (CET 1) minimum capital requirement applicable to the Group is 4.5 % of risk-weighted assets. In addition to this minimum capital requirement, various capital buffer requirements were phased in starting 2016 and will become fully effective from 2019 onwards. The development and maintenance of a high quality capital base which should primarily consist of Common Equity Tier 1 reflects one of the core elements of the CRR/CRD 4 framework. Specific regulatory adjustments were subject to transitional rules. For instance, deductions for deferred tax assets that rely on future profitability or deductions for indirect and synthetic holdings of own instruments and capital instruments issued by financial sector entities were phased in. These phase-in arrangements to the CET 1 were still applicable for December 31, 2017 reporting, as the phase-in percentage was at 80 % in 2017. They are not applicable from January 1, 2018 onwards, as the phase-in percentage increased to 100%. At the same time minority interest only recognizable under the transitional rules is now phased out with a 100 % phase-out rate since January 1, 2018.

Transitional arrangements are still applicable for Additional Tier 1 (AT1) and Tier 2 (T2) capital. Capital instruments that no longer qualify as AT1 or T2 capital under the CRR/CRD 4 fully loaded rules are subject to grandfathering rules during the transitional period and are being phased out from 2013 to 2022 with their recognition capped at 50 % in 2017, 40 % in 2018 and the cap decreasing by ten percentage points every year thereafter.

Details on our regulatory exposures as well as applicable ratios are provided further below in this report, and additionally in relation to information on our risk-weighted assets, in our Pillar 3 report as of September 30, 2018.

ICAAP/ILAAP and SREP

The internal capital adequacy assessment process (“ICAAP”) as stipulated in Pillar 2 of Basel 3 requires banks to identify and assess risks, maintain sufficient capital to face these risks and apply appropriate risk management techniques to maintain adequate capitalization. The internal liquidity adequacy assessment process (“ILAAP”) focuses on maintaining sufficient liquidity risk management. The supervisory review and evaluation process (“SREP”) refers to the common methodology and standards used by the European Central Bank (ECB) in its role under the Single Supervisory Mechanism (SSM). In accordance with Article 97 of CRD 4, supervisors regularly review the arrangement, strategies, processes and mechanisms implemented by banks and evaluate: (a) the risks to which the institution might be exposed; (b) the risks the institution might pose to the financial system in general; and (c) the risks revealed by stress testing.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Introduction

MREL and TLAC

Under the Single Resolution Mechanism (“SRM”) regulation, the Bank Recovery and Resolution Directive (“BRRD”) and the German Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, “SAG”), banks in the European Union (“EU”) are required to meet at all times a robust minimum requirement for own funds and eligible liabilities (“MREL”) which is determined on a case-by-case basis by the competent resolution authority.

The Single Resolution Board (“SRB”) has set a binding MREL which was communicated to Deutsche Bank via the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) in the second quarter 2018. The MREL ratio on a consolidated basis has been set at 9.14 % of Total Liabilities and Own Funds (“TLOF”) and applies immediately. The MREL ratio is in line with our expectations and consistent with our funding plans. As of September 30, 2018 TLOF was € 1,085 billion and available MREL was € 118 billion, corresponding to a ratio of 10.8%. This means that Deutsche Bank has a comfortable buffer of own funds and eligible liabilities, which is € 19 billion above MREL.

The European minimum requirement for own funds and eligible liabilities is specifically designed to require banks to maintain a sufficient amount of instruments which are eligible to absorb losses in resolution without recourse to taxpayers’ money. Within the European Trilogue a revision of the CRR as well as amendments to the SRM regulation and the BRRD are proposed. Under this proposal the instruments which qualify as MREL are Common Equity Tier 1, Additional Tier 1 and Tier 2 instruments as well as certain eligible unsecured liabilities. In addition, the proposal introduces a minimum requirement for European global systemically important institutions (G-SIIs) starting at 16 % of RWAs or 6 % of leverage exposure and amounting to 18 % of RWAs and 6.75 % of leverage exposure when fully phased in (details concerning timing are subject to the ongoing legislative process). If deemed necessary, the resolution authority would be able to request a firm-specific add-on.

Furthermore, under the German Banking Act, as amended by the German Resolution Mechanism Act, senior bonds rank junior to other senior liabilities, without constituting subordinated debt, in insolvency proceedings opened on or after January 1, 2017. On December 27, 2017, an EU Directive has been published amending the ranking of unsecured debt instruments in the insolvency hierarchy for the purpose of banks’ resolution and insolvency proceedings which introduces a common EU approach to banks’ creditor hierarchy, thereby enhancing legal certainty in the event of resolution. The Directive introduces non-preferred senior debt instruments as a separate category of senior debt. These new instruments rank junior to all other senior liabilities but are senior to subordinated debt provided they have an original contractual maturity of at least one year, do not contain embedded derivatives or are derivatives themselves and the contractual documentation explicitly refers to their lower ranking under normal insolvency proceedings. Germany has transposed this into national law by the amendment of Section 46f of the German Banking Act (KWG), effective July 21, 2018. The new provisions apply to unsecured debt instruments issued on or after the date of when the respective national law enters into force. Any senior bonds that rank junior to other senior liabilities in accordance with the German Banking Act provisions published in November 2015 are grandfathered and represent non-preferred senior debt instruments.

Risk Management Framework

The diversity of our business model requires us to identify, assess, measure, aggregate, manage our risks and to allocate capital to our businesses consistently. Risk and capital are both managed via a common framework of principles, organizational structures and measurement and monitoring processes that are closely aligned to the activities of the divisions and business units. Further details can be found in our Annual Report 2017 sections “Risk Management Principles and Governance” and “Risk Governance”.

Risk Identification and Assessment

In line with our risk management principles, our risk inventory is updated by running a risk identification and materiality assessment process. Material risks include credit, market, operational, liquidity, business, reputational and cross risk. Each of the aforementioned risk types contain sub-risks, which were reviewed based on updated taxonomy principles. These principles improve the differentiation between the risks and ensure a clear management ownership. No new risks were identified as material.

Concerning the key risks credit, market, operational and liquidity risk and their developments within the third quarter 2018, further details can be found in the specific sections of this Risk Report dedicated to the respective risks. Further information concerning the management framework for all our material risks above can be found in the section “Risk and Capital Management” of our Annual Report 2017.

All risks assessed as material, except liquidity risk, are covered by the “Internal Capital Adequacy Assessment Process” as described in the section “Internal Capital Adequacy” of this report. Modelling and measurement approaches for quantifying capital demand are implemented across major risk classes. Our material non-standard risks (i.e., reputational risk) are implicitly covered in our economic capital framework, primarily within operational and strategic risk.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Risk and Capital Overview

Risk and Capital Overview

Key Risk Metrics

The following selected key risk ratios and corresponding metrics form part of our holistic risk management across individual risk types. The Common Equity Tier 1 Ratio (CET 1), Internal Capital Adequacy Ratio (ICA), Leverage Ratio (LR), Liquidity Coverage Ratio (LCR), and Stressed Net Liquidity Position (sNLP) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing (except LCR), and recovery and resolution planning practices, which are reviewed and approved by our Management Board at least annually. The CET 1, LR, Leverage Exposure, LCR and risk-weighted assets ratios and metrics, which are regulatory defined, are based on the fully loaded rules under the CRR/CRD 4. ICA, Economic Capital and sNLP are Deutsche Bank specific internal risk metrics in addition to the above described regulatory metrics.

Common Equity Tier 1 Ratio		Total Risk-Weighted Assets
30.9.2018	14.0%	30.9.2018	€ 341.7 bn
31.12.2017	14.0%	31.12.2017	€ 344.2 bn

Internal Capital Adequacy Ratio		Total Economic Capital
30.9.2018	198%	30.9.2018	€ 26.4 bn
31.12.2017	192%	31.12.2017	€ 27.1 bn

Leverage Ratio[1]		Leverage Exposure
30.9.2018	4.0%	30.9.2018	€ 1,305 bn
31.12.2017	3.8%	31.12.2017	€ 1,395 bn

Liquidity Coverage Ratio		Stressed Net Liquidity Position (sNLP)
30.9.2018	148%	30.9.2018	€ 50.0 bn
31.12.2017	140%	31.12.2017	€ 32.6 bn

1 The CRR/CRD 4 leverage ratio on a phase-in basis was 4.2 % as of September 30, 2018, and 4.1 % as of December 31, 2017.

For further details please refer to this report under sections “Risk Profile”, “Internal Capital Adequacy”, “Capital Instruments”, “Development of Regulatory Capital (for phase-in and fully loaded CET 1 and risk-weighted assets figures)”, “Development of Risk-weighted assets”, “Leverage Ratio (for phase-in and fully loaded Leverage Ratio)” and “Liquidity Coverage Ratio”, and to our Annual Report 2017 under sections “Risk Appetite and Capacity”, “Recovery and Resolution Planning”, “Stress Testing”, “Stress Testing and Scenario Analysis” and “Internal Capital Adequacy Assessment Process”.

Overall Risk Assessment

Key risk categories include 1) financial risks such as credit risk (including default, migration, transaction, settlement, exposure, country, mitigation and concentration risks), market risk (including interest rate, foreign exchange, equity, credit spread, commodity and other cross-asset risks), liquidity risk, business risk (including tax and strategic risk), and 2) non-financial risks (NFRs) including reputational risk and operational risk (with important sub-categories such as compliance risk, legal risk, model risk, information security risks, fraud risks, and money laundering risks). We manage the identification, assessment and mitigation of top and emerging risks through an internal governance process and the use of risk management tools and processes. Our approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long-term strategic goals and reputation. Please refer to our Annual Report 2017 under section “Risk and Capital Management” for detailed information on the management of our material risks.

As part of our regular analysis, sensitivities of key portfolio risks are reviewed using a bottom-up risk assessment, complemented by a top-down macro-economic and political scenario analysis. This two-pronged approach allows us to capture both those risks that have an impact across our risk portfolios and business divisions as well as those relevant to specific portfolios.

We believe, the global economy will likely lose momentum going into 2019 but in the baseline is expected to remain solid. Most European and Emerging Markets (EM) economies have slowed somewhat already, whereas US growth continues to show strong momentum. Risk sentiment has deteriorated recently as the US rate cycle has turned higher and (geo) political risks have intensified. Focus topics include Italy, where the risk of fiscal slippage and confrontation with Brussels is materializing, and Brexit where the risks of the UK leaving the EU without a withdrawal agreement are rising amid disagreements between the UK and EU and within the UK itself. Certain EM countries have seen bouts of significant market volatility and FX depreciation during the quarter. While agreement has been reached on a replacement deal for NAFTA, trade tensions between the US and China remain elevated. While the direct macroeconomic impact of existing protectionist measures is expected to be contained, further escalation could have a more significant impact on growth.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Risk and Capital Overview

The assessment of the potential impacts of these risks is made through, inter alia, portfolio reviews and group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests show that the currently available capital and liquidity reserves, in combination with available mitigation measures, would allow us to absorb the impact of these risks if they were to materialize in line with the tests’ parameters. Information about risk and capital positions for our portfolios can be found in the “Risk and Capital Performance” section.

With the Basel Committee’s revisions to the modelling approaches for RWA finalized at the end of 2017 (commonly referred to as Basel 4), the focus in 2018 shifted to implementation of rules and enhancement of supervision. We remain focused on identifying potential political and regulatory changes and assessing the possible impact on our business model and processes.

The overall focus of risk and capital management is on maintaining our risk profile in line with our risk strategy and supporting our strategic management initiatives with a focus on balance sheet optimization.

Risk Profile

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (non-regulatory) risk position, we generally consider diversification benefits across risk types.

Overall risk position as measured by economic capital usage by risk type

			2018 increase (decrease) from 2017
in € m. (unless stated otherwise)	Sep 30, 2018	Dec 31, 2017	in € m.	in %
Credit risk	10,292	10,769	(478)	(4)
Market risk	10,233	10,428	(195)	(2)
Trading market risk	3,563	3,800	(238)	(6)
Nontrading market risk	6,670	6,628	43	1
Operational risk	7,268	7,329	(61)	(1)
Business risk	5,596	5,677	(80)	(1)
Diversification[1]	(6,964)	(7,074)	110	(2)
Total economic capital usage	26,425	27,129	(705)	(3)
1 Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

As of September 30, 2018, our economic capital usage amounted to € 26.4 billion, which was € 704 million or 3 % lower than € 27.1 billion economic capital usage as of December 31, 2017.

The economic capital usage for credit risk as of September 30, 2018 was € 478 million or 4 % lower compared to year-end 2017 mainly due to lower counterparty credit risk from fixed income products. In addition, there were smaller, largely offsetting, changes across several other asset classes further contributing to the decrease.

The economic capital usage for trading market risk totaled € 3.6 billion as of September 30, 2018, which was € 238 million or 6 % lower compared to year-end 2017. The decrease was driven by the traded default risk component primarily due to reductions in inventory. The nontrading market risk economic capital usage increased by € 43 million or 1 % compared to December 31, 2017.

The operational risk economic capital usage totaled € 7.3 billion as of September 30, 2018, which was € 61 million or 1 % lower than the € 7.3 billion economic capital usage as of December 31, 2017. In line with the development of our RWA for operational risk, the decrease was mainly driven by a lighter loss profile and a number of model improvements, mostly from recalibrations of data weights. The decrease has been partly compensated by the updated results from our enhanced Risk & Control Assessment process but more prominently by our reduced budgeted expected losses for operational risk.

Our business risk economic capital methodology captures strategic risk, which also implicitly includes elements of non-standard risks including refinancing and reputational risk, a tax risk component and a capital charge for IFRS deferred tax assets on temporary differences. The business risk decreased by € 80 million compared to December 31, 2017, to € 5.6 billion as of September 30, 2018. This decrease reflects a lower economic capital usage for the strategic risk component of € 209 million resulting from an updated strategic plan, reduced by higher economic capital usage for IFRS deferred tax assets from temporary differences of € 123 million.

The inter-risk diversification effect of the economic capital usage for credit, market, operational and strategic risk increased by € 110 million mainly due to a lower economic capital usage for the credit risk component.

Our mix of business activities results in diverse risk taking by our business divisions. We also measure the key risks inherent in their respective business models through the total economic capital metric, which mirrors each business division’s risk profile and takes into account cross-risk effects at group level.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Risk and Capital Performance

Risk profile of our business divisions as measured by economic capital

						Sep 30, 2018

in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total	Total (in %)

Credit Risk	6,096	3,575	50	571	10,292	39

Market Risk	4,195	1,192	395	4,451	10,233	39

Operational Risk	6,011	858	398	0	7,268	28

Business Risk	4,374	33	17	1,172	5,596	21

Diversification Benefit[1]	(5,351)	(944)	(241)	(427)	(6,964)	(26)

Total EC	15,325	4,714	618	5,767	26,425	100

Total EC (in %)	58	18	2	22	100	N/M
N/M – Not meaningful [1] Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

						Dec 31, 2017¹

in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total	Total (in %)

Credit Risk	6,519	3,596	62	591	10,769	40

Market Risk	4,679	1,386	310	4,054	10,428	38

Operational Risk	5,995	932	402	0	7,329	27

Business Risk	4,435	10	99	1,133	5,677	21

Diversification Benefit[2]	(5,450)	(950)	(264)	(410)	(7,074)	(26)

Total EC	16,178	4,974	609	5,368	27,129	100

Total EC (in %)	60	18	2	20	100	N/M

N/M – Not meaningful

1 Amounts allocated to the business segments have been restated to reflect comparatives according to the structure as of September 30, 2018.

2 Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

Corporate & Investment Bank’s (CIB) risk profile is dominated by its trading activities to support origination, structuring and market making activities, which gives rise to all major risk types. Credit risk is broadly distributed across business units but most prominent in Global Credit Trading, Rates, Trade Finance, and Leveraged Debt Capital Markets. The share of the operational risk in CIB’s risk profile reflects a high loss profile in the industry combined with internal losses and has increased compared to the year-end 2017. Market risk arises mainly from its trading and market making activities. The remainder of CIB’s risk profile is derived from business risk reflecting earnings volatility risk. The economic capital usage for CIB decreased in the first nine months mainly due to market risk (lower traded default economic capital usage driven by inventory reductions in credit businesses in addition to certain accounting and risk methodology changes) and credit risk components (mainly due to lower counterparty credit risk from foreign exchange and interest rates products).

Private & Commercial Bank’s (PCB) risk profile comprises credit risk from retail, small and medium-sized enterprises lending and wealth management activities as well as nontrading market risk from investment risk, modelling of client deposits and credit spread risk. There was no significant change for economic capital usage across credit, operational and strategic risk in the first three quarters of 2018 and lower economic capital usage for market risk related to disposals in PCB’s exited business.

Asset Management (AM), as a fiduciary asset manager, invests money on behalf of clients. As such, risks are primarily of a fiduciary nature and hence operationally driven. Nontrading market risks, however, do arise on the guarantees on investment funds. There was no significant change for economic capital usage in the first three quarters of 2018.

Corporate & Other (C&O) mainly comprises nontrading market risk for structural foreign exchange risk, pension risk and equity compensation risk. The economic capital usage for market and business risk increased in the first three quarters of 2018 mainly due to a higher economic capital usage for the nontrading market risk and IFRS deferred tax assets from temporary differences.

Risk and Capital Performance

Regulatory Capital

Capital Adequacy

The calculation of our regulatory capital incorporates the capital requirements following the CRR/CRD 4 as implemented into German law. The information in this section as well as in the section “Development of Risk-weighted assets” is based on the regulatory principles of consolidation.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Risk and Capital Performance

Capital Instruments

Our Management Board received approval from the 2017 Annual General Meeting to buy back up to 206.7 million shares before the end of April 2022. Thereof 103.3 million shares can be purchased by using derivatives, this includes 41.3 million derivatives with a maturity exceeding 18 months. During the period from the 2017 Annual General Meeting until the 2018 Annual General Meeting (May 24, 2018), 22.8 million shares have been purchased, of which 4.4 million shares through exercise of call options. The shares purchased were used for equity compensation purposes in the same period or are to be used in the upcoming period so that the number of shares held in Treasury from buybacks was 1.3 million as of the 2018 Annual General Meeting.

The 2018 Annual General Meeting granted our Management Board the approval to buy back up to 206.7 million shares before the end of April 2023. Thereof 103.3 million shares can be purchased by using derivatives, this includes 41.3 million derivatives with a maturity exceeding 18 months. These authorizations substitute the authorizations of the previous year. During the period from the 2018 Annual General Meeting until September 30, 2018, 9.3 million shares were purchased. The shares purchased are to be used in the upcoming period so that the number of shares held in Treasury from buybacks was 1.6 million as of September 30, 2018.

Since the 2017 Annual General Meeting, and as of September 30, 2018, authorized capital available to the Management Board is € 2,560 million (1,000 million shares). As of September 30, 2018, the conditional capital against cash stands at € 512 million (200 million shares). Additional conditional capital for equity compensation amounts to € 51.2 million (20 million shares). Further the 2018 Annual General Meeting authorized the issuance of participatory notes and other Hybrid Debt Securities that fulfill the regulatory requirements to qualify as Additional Tier 1 capital with an equivalent value of € 8.0 billion.

Our legacy Hybrid Tier 1 capital instruments (substantially all noncumulative trust preferred securities) are not recognized under fully loaded CRR/CRD 4 rules as Additional Tier 1 capital, mainly because they have no write-down or equity conversion feature. However, they are to a large extent recognized as Additional Tier 1 capital under CRR/CRD 4 transitional provisions and can still be partially recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. During the transitional phase-out period the maximum recognizable amount of Additional Tier 1 instruments from Basel 2.5 compliant issuances as of December 31, 2012 will be reduced at the beginning of each financial year by 10 % or € 1.3 billion, through 2022. For September 30, 2018, this resulted in eligible Additional Tier 1 instruments of € 7.6 billion (i.e. € 4.6 billion newly issued AT1 Notes plus € 3.0 billion of legacy Hybrid Tier 1 instruments recognizable during the transition period). € 3.0 billion of the legacy Hybrid Tier 1 instruments can still be recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. Additional Tier 1 instruments recognized under fully loaded CRR/CRD 4 rules amounted to € 4.6 billion as of September 30, 2018. Since 2017 the bank has called one legacy Hybrid Tier 1 instrument with a notional of U.S. $ 2.0 billion and an eligible equivalent amount of € 1.6 billion and another legacy Hybrid Tier 1 instrument with a notional of € 1.0 billion and an eligible equivalent amount of € 1.0 billion. The first cancellation was already derecognized from regulatory Additional Tier 1 capital in 2017 with the effective date of the call-permission by the ECB.

The total of our Tier 2 capital instruments as of September 30, 2018 recognized during the transition period under CRR/CRD 4 was € 6.2 billion. As of September 30, 2018, there were no legacy Hybrid Tier 1 instruments that are counted as Tier 2 capital under transitional rules. The gross notional value of the Tier 2 capital instruments was € 7.5 billion. Tier 2 instruments recognized under fully loaded CRR/CRD 4 rules amounted to € 9.2 billion as of September 30, 2018 (including the € 3.0 billion legacy Hybrid Tier 1 capital instruments only recognizable as Additional Tier 1 capital during the transitional period). Since 2017, the bank has called one Tier 2 capital instrument with a notional of JPY 21.0 billion and an eligible equivalent amount of € 0.1 billion and another Tier 2 capital instrument with a notional of JPY 3.0 billion and an eligible equivalent amount of € 0.0 billion. These cancellations were already derecognized from regulatory Tier 2 capital in 2017 with the effective date of the call-permission by the ECB.

Minimum capital requirements and additional capital buffers

The Pillar 1 CET 1 minimum capital requirement applicable to the Group is 4.50 % of Risk-weighted assets (RWA). The Pillar 1 total capital requirement of 8.00 % demands further resources that may be met with up to 1.50 % Additional Tier 1 capital and up to 2.00 % Tier 2 capital.

In addition to these minimum capital requirements, the following combined capital buffer requirements have been phased in starting 2016 (other than the systemic risk buffer, if any, which is not subject to any phase-in) and will become fully effective from 2019 onwards. The G-SII buffer requirement of 2.00 % CET 1 capital of RWA in 2019 was phased in with 1.50 % in 2018. The capital conservation buffer requirement of 2.50 % CET 1 capital of RWA in 2019 implemented in Section 10c German Banking Act, based on Article 129 CRD 4, was phased in with 1.875 % in 2018. The institution-specific countercyclical buffer that applies to Deutsche Bank is the weighted average of the countercyclical capital buffers that apply in the jurisdictions where our relevant credit exposures are located. As of September 30, 2018, the countercyclical capital buffer rate was at 0.05%.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Risk and Capital Performance

Additionally, Deutsche Bank AG has been classified by BaFin as an “other systemically important institution” (O-SII) with an additional buffer requirement of 2.00 % that has to be met on a consolidated level. For Deutsche Bank, the O-SII buffer amounts to 1.32 % in 2018. Unless certain exceptions apply, only the higher of the systemic risk buffer (currently not applicable), G-SII buffer and O-SII buffer must be applied. Accordingly, the O-SII buffer requirement was not applicable as per September 30, 2018.

On December 19, 2017, Deutsche Bank was informed by the ECB of its decision regarding prudential minimum capital requirements for 2018, following the results of the 2017 SREP. Beginning from January 1, 2018, the decision requires Deutsche Bank to maintain a phase-in CET 1 ratio, which as of September 30, 2018 is at least 10.67 % on a consolidated basis. This CET 1 capital requirement comprises the Pillar 1 minimum capital requirement of 4.50%, the Pillar 2 requirement (SREP Add-on) of 2.75%, the phase-in capital conservation buffer of 1.875%, the countercyclical buffer (currently 0.05%) and the phase-in G-SII buffer of 1.50%.

Further information about minimum capital requirements, additional capital buffers as well as Pillar 2 requirements (SREP) applicable to us can be found in our Annual Report 2017.

Development of regulatory capital

Our CRR/CRD 4 Tier 1 capital as of September 30, 2018 amounted to € 55.3 billion, consisting of a Common Equity Tier 1 (CET 1) capital of € 47.8 billion and Additional Tier 1 (AT1) capital of € 7.6 billion. The CRR/CRD 4 Tier 1 capital was € 2.3 billion lower than at the end of 2017, driven by a decrease in CET 1 capital of € 3.0 billion and an increase in AT1 capital of € 0.8 billion since year end 2017.

The € 3.0 billion decrease of CRR/CRD 4 CET 1 capital was largely the result of increased regulatory adjustments due to a phase-in rate of 100 % in 2018 compared to a phase-in rate of 80 % in 2017. Based on ECB guidance and following the EBA Guidelines on payment commitments, effective January 1, 2018, Deutsche Bank treats irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme as an additional CET 1 capital deduction instead of risk-weighting them. This capital deduction as of September 30, 2018 was € 0.6 billion. The adoption of IFRS 9 effective January 1, 2018 decreased capital by € 0.4 billion. Furthermore our CET 1 capital was reduced by € 0.5 billion in the second quarter of 2018 due to the payment of our common share dividends for the financial year 2017 (11 cts/share following the Annual General Meeting) and the yearly AT1 coupon payment which was not accrued in CET1 capital as a consequence of the negative net income of financial year 2017 following Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4). As of September 30, 2018 our positive net income of € 0.7 billion was completely offset by our common share dividend and AT1 coupon accrual of € 0.7 billion for the first nine months of 2018 which is in line with the ECB Decision (EU) (2015/656) on the recognition of interim or year-end profits in CET 1 capital in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4). The negative effects on CET 1 capital were partially offset by a positive impact of € 1.0 billion from our partial Initial Public Offering (“IPO”) of DWS Group GmbH & Co. KGaA (“DWS”).

The € 0.8 billion increase in CRR/CRD 4 AT1 capital was the result of positive effects from reduced regulatory adjustments of € 1.7 billion that were phased out from AT1 capital and a negative counter-effect from the call and redemption of one legacy Hybrid AT1 instrument with a notional amount of € 1.0 billion in the second quarter of 2018. The regulatory adjustments from AT1 capital reflect the residual amount of certain CET 1 deductions that are subtracted from CET 1 capital under fully loaded rules, but are allowed to reduce AT1 capital during the transitional period. The phase-in rate for these deductions on the level of CET 1 capital increased to 100 % in 2018 (80 % in 2017) and decreased correspondingly on the level of AT1 capital to 0 % in 2018 (20 % in 2017).

Our fully loaded CRR/CRD 4 Tier 1 capital as of September 30, 2018 was € 52.4 billion, compared to € 52.9 billion at the end of 2017. Our fully loaded CRR/CRD 4 CET 1 capital amounted to € 47.8 billion as of September 30, 2018, compared to € 48.3 billion as of December 31, 2017. Our fully loaded CRR/CRD 4 Additional Tier 1 capital amounted to € 4.6 billion as per end of September 2018, unchanged compared to year end 2017.

The decrease of our fully loaded CET 1 capital of € 0.5 billion compared to year end 2017 capital was mainly the result of the deduction of irrevocable payment commitments to the Single Resolution Fund and the Deposit Guarantee Schemes of € 0.6 billion, the IFRS 9 adoption impact of € 0.4 billion and the payment of 11 cts/share common share dividend totaling to € 0.2 billion and the AT1 coupons of € 0.3 billion in the second quarter of 2018 and negative effects from regulatory adjustments from prudential filters of € 0.2 billion. These negative effects were reduced by a positive CET 1 contribution of € 1.0 billion from our partial IPO of DWS and positive effects from Currency Translation Adjustments of € 0.3 billion with partially negative foreign exchange counter-effects in capital deduction items.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Risk and Capital Performance

Own Funds Disclosure (incl. RWA and Capital Ratios)

	Sep 30, 2018		Dec 31, 2017
in € m.	CRR/CRD 4 fully loaded	CRR/CRD 4[1]	CRR/CRD 4 fully loaded	CRR/CRD 4
Common Equity Tier 1 (CET 1) capital: instruments and reserves

Capital instruments, related share premium accounts and other reserves[2]	45,394	45,394	45,195	45,195

Retained earnings	16,295	16,295	17,977	17,977

Accumulated other comprehensive income (loss), net of tax	147	147	696	660

Independently reviewed interim profits net of any foreseeable charge or dividend[3]	0	0	(751)	(751)

Other[2]	883	883	0	33

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	62,719	62,719	63,116	63,114

Common Equity Tier 1 (CET 1) capital: regulatory adjustments

Additional value adjustments (negative amount)	(1,291)	(1,291)	(1,204)	(1,204)

Other prudential filters (other than additional value adjustments)	(260)	(260)	(102)	(74)

Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(8,548)	(8,548)	(8,394)	(6,715)

Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(2,738)	(2,738)	(3,004)	(2,403)

Negative amounts resulting from the calculation of expected loss amounts	(175)	(175)	(502)	(408)

Defined benefit pension fund assets (negative amount)	(1,039)	(1,039)	(1,125)	(900)

Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	(33)	(33)	(144)	(117)

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10% / 15 % thresholds and net of eligible short positions) (negative amount)	0	0	0	0

Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 10% / 15 % thresholds) (negative amount)	0	0	0	0

Other regulatory adjustments[4]	(867)	(867)	(341)	(485)

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(14,952)	(14,952)	(14,816)	(12,306)

Common Equity Tier 1 (CET 1) capital	47,767	47,767	48,300	50,808

Additional Tier 1 (AT1) capital: instruments

Capital instruments and the related share premium accounts	4,676	4,676	4,676	4,676

Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	N/M	2,980	N/M	3,904

Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	7,656	4,676	8,579

Additional Tier 1 (AT1) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(80)	(80)	(55)	(26)

Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	N/M	N/M	(1,730)

Other regulatory adjustments	0	0	0	0

Total regulatory adjustments to Additional Tier 1 (AT1) capital	(80)	(80)	(55)	(1,756)

Additional Tier 1 (AT1) capital	4,596	7,576	4,621	6,823

Tier 1 capital (T1 = CET 1 + AT1)	52,363	55,343	52,921	57,631

Tier 2 (T2) capital	9,185	6,204	10,329	6,384

Total capital (TC = T1 + T2)	61,547	61,547	63,250	64,016

Total risk-weighted assets	341,725	341,725	344,212	343,316

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	14.0	14.0	14.0	14.8

Tier 1 capital ratio (as a percentage of risk-weighted assets)	15.3	16.2	15.4	16.8

Total capital ratio (as a percentage of risk-weighted assets)	18.0	18.0	18.4	18.6

N/M – Not meaningful

[1]

With effect from January 1, 2018, the CRR/CRD 4 “transitional” (or “phase-in”) rules under which CET 1 regulatory adjustments were phased in have reached a rate of 100%, together with the 100 % phase-out rate of minority interest only recognizable under the transitional rules.

[2]

Our partial IPO of DWS led to a € 1.0 billion CET 1 contribution which is reflected in ‘Capital instruments, related share premium accounts and other reserves’ at € 0.1 billion and minority interest in ‘Other’ at € 0.9 billion.

[3]	No interim profits to be recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).
[4]

Includes € 0.6 billion capital deduction effective from January 2018 onwards, based on ECB guidance and following the EBA Guidelines on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme. Further includes capital deduction of € 0.3 billion that was imposed on Deutsche Bank effective from October 2016 onwards based on a notification by the ECB pursuant to Article 16(1)(c) and 16(2)(d) of Regulation (EU) No 1024/2013 as well as the additional filter for funds for home loans and savings protection (“Fonds für bauspartechnische Absicherung”) of € 11 million.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Risk and Capital Performance

Reconciliation of shareholders’ equity to regulatory capital

	Sep 30, 2018	Dec 31, 2017
in € m.	CRR/CRD 4	CRR/CRD 4
Total shareholders’ equity per accounting balance sheet[1]	62,577	63,174
Deconsolidation/Consolidation of entities	(49)	(58)
Of which:
Additional paid-in capital	(9)	(6)
Retained earnings	(175)	(228)
Accumulated other comprehensive income (loss), net of tax	135	176

Total shareholders’ equity per regulatory balance sheet	62,529	63,116

Minority Interests (amount allowed in consolidated CET 1)[1]	883	33
Accrual for dividend and AT1 coupons[2]	(692)	0
Reversal of deconsolidation/consolidation of the position accumulated other comprehensive income (loss), net of tax, during transitional period	0	(35)

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	62,719	63,114

Prudential filters	(1,551)	(1,422)
Of which:
Additional value adjustments	(1,291)	(1,204)
Any increase in equity that results from securitized assets	0	(2)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(259)	(72)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	0	(144)

Regulatory adjustments	(13,401)	(10,884)
Of which:
Goodwill and other intangible assets (net of related tax liabilities)	(8,548)	(6,715)
Deferred tax assets that rely on future profitability	(2,738)	(2,403)
Negative amounts resulting from the calculation of expected loss amounts	(175)	(408)
Defined benefit pension fund assets	(1,039)	(900)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Other	(901)	(458)

Common Equity Tier 1 capital	47,767	50,808

Additional Tier 1 capital	7,576	6,823

Additional Tier 1 Notes (AT1 Notes)	4,596	4,649
Per balance sheet	4,675	4,675
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(79)	(25)

Hybrid capital securities	2,980	3,891
Per balance sheet	3,148	5,491
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(167)	(1,601)
Other regulatory adjustments	0	13

Deductions from Additional Tier 1 capital	0	(1,730)

Tier 1 capital	55,343	57,631

Tier 2 capital	6,204	6,384

Subordinated debt	5,921	6,155
Per balance sheet	7,061	8,100
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(1,139)	(1,944)
Of which:
Amortization according to Art. 64 CRR	(789)	(1,065)
Other	(350)	(880)

Other regulatory adjustments	283	280
Deductions from Tier 2 capital	0	(51)

Total capital	61,547	64,016

[1]

Our partial IPO of DWS led to a € 1.0 billion CET 1 contribution which is reflected in the ‘Total shareholders’ equity per accounting balance sheet’ at € 0.1 billion and ‘Minority interests’ at € 0.9 billion.

[2]	No interim profits to be recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Risk and Capital Performance

Development of Risk-weighted Assets

The tables below provide an overview of RWA broken down by risk type and business division. They include the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments.

Risk-weighted assets by risk type and business division

	Sep 30, 2018

in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total

Credit Risk	113,779	77,636	4,443	15,561	211,420

Settlement Risk	7	0	0	46	53

Credit Valuation Adjustment (CVA)	8,708	290	99	91	9,187

Market Risk	30,101	118	0	0	30,219

Operational Risk	75,142	10,727	4,976	0	90,846

Total	227,738	88,771	9,518	15,698	341,725

	Dec 31, 2017

in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total

Credit Risk	118,940	75,377	3,273	16,552	214,142

Settlement Risk	142	0	0	5	147

Credit Valuation Adjustment (CVA)	6,189	171	84	7	6,451

Market Risk	30,896	70	0	0	30,966

Operational Risk	74,936	11,654	5,020	0	91,610

Total	231,103	87,272	8,378	16,564	343,316

The RWA according to CRR/CRD 4 fully-loaded were € 341.7 billion as of September 30, 2018, compared to € 343.3 billion at the end of 2017, which were still subject to transitional arrangements. The decrease of € 1.6 billion was primarily driven by RWA for credit and operational risk partly offset by increased RWA for CVA. The credit risk RWA decreased by € 2.7 billion resulting from model and methodology changes in the counterparty credit risk portfolio in addition to parameter recalibrations and lower RWA due to the improved capturing of pending settlements for syndicated loans. The RWA relating to operational risk decreased due to a favorable development of our internal and external loss profile. This was partly offset by increased CVA RWA due to several methodology and policy-related changes.

Since January 1, 2018 the RWA under transitional rules is equal to the fully loaded measure as all transitional arrangements expired. For December 31, 2017 the RWA on transitional rules still recognized a small subset of equity positions according to grandfathering rules resulting in transitional RWA of € 343.3 billion, slightly below the fully-loaded RWA of € 344.2 billion.

The tables below provide an analysis of key drivers for RWA movements observed for credit, market, operational risk and the Credit Valuation Adjustment in the reporting period.

Development of Risk-weighted assets for Credit Risk

	Nine months ended Sep 30, 2018		Twelve months ended Dec 31, 2017

in € m.	Credit risk RWA	Capital requirements	Credit risk RWA	Capital requirements

Credit risk RWA balance as at end of previous reporting period	214,142	17,131	220,345	17,628

Book size	1,047	84	3,523	282

Book quality	(1,782)	(143)	506	40

Model updates	(1,294)	(104)	1,272	102

Methodology and Policy	(976)	(78)	0	0

Acquisition and Disposals	0	0	0	0

Foreign exchange movements	1,316	105	(10,162)	(813)

Other	(1,033)	(83)	(1,342)	(107)

Credit risk RWA balance as at end of current reporting period	211,420	16,914	214,142	17,131

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Risk and Capital Performance

Thereof: Development of Risk-weighted assets for Counterparty Credit Risk

	Nine months ended Sep 30, 2018		Twelve months ended Dec 31, 2017

in € m.	Counterparty credit risk RWA	Capital requirements	Counterparty credit risk RWA	Capital requirements

Counterparty credit risk RWA balance as at end of previous reporting period	33,924	2,714	35,614	2,849

Book size	(6,381)	(510)	(4,628)	(370)

Book quality	22	2	3,715	297

Model updates	(850)	(68)	1,272	102

Methodology and Policy	0	0	0	0

Acquisition and Disposals	0	0	0	0

Foreign exchange movements	267	21	(2,048)	(164)

Other	0	0	0	0

Counterparty credit risk RWA balance as at end of current reporting period	26,983	2,159	33,924	2,714

The classifications of key drivers for the RWA credit risk development table are fully aligned with the recommendations of the Enhanced Disclosure Task Force (EDTF). Organic changes in our portfolio size and composition are considered in the category “book size”. The category “book quality” mainly represents the effects from portfolio rating migrations, loss given default, model parameter recalibrations as well as collateral and netting coverage activities. “Model updates” include model refinements and advanced model roll out. RWA movements resulting from externally, regulatory-driven changes, e.g. applying new regulations, are considered in the “methodology and policy” section. “Acquisition and disposals” is reserved to show significant exposure movements which can be clearly assigned to new businesses or disposal-related activities. Changes that cannot be attributed to the above categories are reflected in the category “other”.

The decrease in RWA for credit risk by 1.3 % or € 2.7 billion since December 31, 2017 is driven by book quality and model- and methodology-related changes. The category “book quality” includes reductions resulting from parameter recalibrations and data enhancements. The category “model updates” provides further reductions mainly stemming from refinements in our internal model method for derivatives. Furthermore the category “methodology and policy” reflects the derecognition of irrevocable payment commitments to the Single Resolution Fund and the Deposit Guarantee Scheme which are deducted from CET 1 since the beginning of the year as well as the category “other”. The latter principally reflects the net impact from lower RWA due to the improved capturing of pending settlements for syndicated loans and higher RWA for equity positions following the phase-out of the respective grandfathering provision under CRR/CRD 4 transitional rules. These reductions were partly offset by increase in the category “book size” representing business growth in our CIB and PCB segments in addition to an increase resulting from foreign exchange movements.

The decrease in counterparty credit risk is mainly driven by trade terminations as well as data and collateral enhancements across the businesses. In addition the category “model updates” contributed to the overall decrease which includes the impact from refinements in our internal model method for derivatives.

Development of Risk-weighted assets for Credit Valuation Adjustment

	Nine months ended Sep 30, 2018		Twelve months ended Dec 31, 2017

in € m.	CVA RWA	Capital requirements	CVA RWA	Capital requirements

CVA RWA balance as at end of previous reporting period	6,451	516	9,416	753

Movement in risk levels	555	44	(3,228)	(258)

Market data changes and recalibrations	0	0	0	0

Model updates	0	0	0	0

Methodology and policy	2,028	162	870	70

Acquisitions and disposals	0	0	0	0

Foreign exchange movements	154	12	(607)	(49)

CVA RWA balance as at end of current reporting period	9,187	735	6,451	516

Based on the CRR/CRD 4 regulatory framework, we are required to calculate RWA using the CVA which takes into account the credit quality of our counterparties. RWA for CVA covers the risk of mark-to-market losses on the expected counterparty risk in connection with OTC derivative exposures. We calculate the majority of the CVA based on our own internal model as approved by the BaFin. As of September 30, 2018, the RWA for CVA amounted to € 9.2 billion, representing an increase of € 2.7 billion (42%) compared with € 6.5 billion for December 31, 2017. The overall increase was driven by methodology and policy changes.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Risk and Capital Performance

Development of Risk-weighted assets for Market Risk

	Nine months ended Sep 30, 2018

in € m.	VaR	SVaR	IRC	CRM	Other	Total RWA	Total capital requirements

Market risk RWA balance as at end of previous reporting period	4,380	10,896	9,871	56	5,763	30,966	2,477

Movement in risk levels	23	1,233	(1,040)	(3)	(29)	183	15

Market data changes and recalibrations	(18)	0	0	0	(276)	(294)	(24)

Model updates/changes	26	280	80	0	(200)	186	15

Methodology and policy	131	537	(1,057)	0	(500)	(888)	(71)

Acquisitions and disposals	0	0	0	0	0	0	0

Foreign exchange movements	0	0	0	0	66	66	5

Other	0	0	0	0	0	0	0

Market risk RWA balance as at end of current reporting period	4,542	12,946	7,854	53	4,824	30,219	2,418

	Twelve months ended Dec 31, 2017

in € m.	VaR	SVaR	IRC	CRM	Other	Total RWA	Total capital requirements

Market risk RWA balance as at end of previous reporting period	5,957	14,271	8,662	273	4,599	33,762	2,701

Movement in risk levels	(1,658)	(3,375)	2,598	(217)	922	(1,729)	(138)

Market data changes and recalibrations	81	0	0	0	581	661	53

Model updates/changes	0	0	(1,390)	0	(38)	(1,428)	(114)

Methodology and policy	0	0	0	0	0	0	0

Acquisitions and disposals	0	0	0	0	0	0	0

Foreign exchange movements	0	0	0	0	(301)	(301)	(24)

Other	0	0	0	0	0	0	0

Market risk RWA balance as at end of current reporting period	4,380	10,896	9,871	56	5,763	30,966	2,477

The analysis for market risk covers movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, which are captured in the table under the category “other”. The market risk standardized approach covers trading securitizations and nth-to-default derivatives, longevity exposures, relevant Collective Investment Undertakings and market risk RWA from former Postbank.

The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the “market data changes and recalibrations category”. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of “model updates/changes”. In the “methodology and policy” category we reflect regulatory driven changes to our market risk RWA models and calculations. Significant new businesses and disposals would be assigned to the line item “acquisition and disposals”. The impacts of Foreign exchange movements are only calculated for the CRM and Standardized approach methods.

As of September 30, 2018 the RWA for market risk was € 30.2 billion which has decreased by € 0.7 billion (-2.4%) since December 31, 2017. The decrease was primarily driven by “methodology and policy” from the collective investment undertakings standardized approach and the incremental risk charge components.

Development of Risk-weighted assets for Operational Risk

	Nine months ended Sep 30, 2018		Twelve months ended Dec 31, 2017

in € m.	Operational risk RWA	Capital requirements	Operational risk RWA	Capital requirements

Operational risk RWA balance as at end of previous reporting period	91,610	7,329	92,675	7,414

Loss profile changes (internal and external)	(2,737)	(219)	(2,815)	(225)

Expected loss development	5,590	447	1,104	88

Forward looking risk component	(203)	(16)	(3,265)	(261)

Model updates	(3,415)	(273)	3,912	313

Methodology and policy	0	0	0	0

Acquisitions and disposals	0	0	0	0

Operational risk RWA balance as at end of current reporting period	90,846	7,268	91,610	7,329

Changes of internal and external loss events are reflected in the category “loss profile changes”. The category “expected loss development” is based on divisional business plans as well as historical losses and is deducted from the AMA capital figure within certain constraints. The category “forward looking risk component” reflects qualitative adjustments and as such the effectiveness and performance of the day-to-day Operational Risk management activities via Key Risk Indicators and Self-Assessment scores, focusing on the business environment and internal control factors. The category “model updates” covers model refinements such as the implementation of model changes. The category “methodology and policy” represents externally driven changes such as regulatory add-ons. The category “acquisition and disposals” represents significant exposure movements which can be clearly assigned to new or disposed businesses.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Leverage Ratio

The overall RWA decrease of € 0.8 billion was mainly driven by a lighter loss profile and a number of model improvements, mostly from recalibrations of data weights. The decrease has been partly compensated by the updated results from our enhanced Risk & Control Assessment process but more prominently by our reduced budgeted expected losses for operational risk. RWA, as a measure for unexpected loss, are derived from the difference between the total losses simulated in our AMA model and budgeted expected loss. While our total loss estimate, which predominantly relies on historical information, was also reduced, this difference has increased due to the simultaneous stronger decline of the budgeted expected loss metric.

Economic Capital

Internal Capital Adequacy

Our internal capital adequacy assessment process (ICAAP) is aimed at maintaining the viability of Deutsche Bank on an ongoing basis. We assess our internal capital adequacy as the ratio of our internal capital supply divided by our internal economic capital demand as shown in the table below.

Total economic capital supply and demand

in € m. (unless stated otherwise)	Sep 30, 2018	Dec 31, 2017

Capital supply
Shareholders’ equity	62,577	63,174
Noncontrolling interests[1]	883	0
Accruals AT1 coupons	(135)	(213)
Gain on sale of securitizations, cash flow hedges	(16)	(29)
Fair value gains on own debt and debt valuation adjustments, subject to own credit risk	(244)	(73)
Additional valuation adjustments	(1,291)	(1,204)
Intangible assets	(9,056)	(8,839)
IFRS deferred tax assets excl. temporary differences	(3,066)	(3,341)
Expected loss shortfall	(175)	(502)
Defined benefit pension fund assets[2]	(1,039)	(1,125)
Holdings of own common equity tier 1 capital instruments	(21)	(131)
Home loans and savings protection (“Fonds zur bauspartechnischen Absicherung”)	(11)	(19)
Other adjustments[3]	(857)	(322)
Additional tier 1 equity instruments	4,675	4,675

Capital supply	52,224	52,051

Total economic capital requirement
Credit risk	10,292	10,769
Market risk	10,233	10,428
Operational risk	7,268	7,329
Business risk	5,596	5,677
Diversification benefit	(6,964)	(7,074)

Capital demand	26,425	27,128

Internal capital adequacy ratio	198%	192%

1 Includes noncontrolling interest up to the economic capital requirement for each subsidiary.

2 Reported as net assets (assets minus liabilities) of a defined pension fund, i.e. applicable for overfunded pension plans.

3 Includes € 0.6 billion capital deduction of irrevocable payment commitments related to the Single Resolution Fund and Deposit Guarantee Scheme, since January 1, 2018.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 198 % as of September 30, 2018, compared with 192 % as of December 31, 2017. The change of the ratio was due to an increase in capital supply and decrease in capital demand. The capital supply increased by € 0.2 billion mainly driven by a positive contribution of € 1.0 billion from our partial Initial Public Offering (“IPO”) of DWS Group GmbH & Co. KGaA (“DWS”) which was reduced by negative effects from deduction of irrevocable payment commitments to the Single Resolution Fund and the Deposit Guarantee Schemes of € 0.6 billion and other offsetting effects. The decrease in capital demand was driven by lower economic capital usage as explained in the section “Risk Profile”.

The above capital adequacy measures apply to the consolidated Group as a whole and form an integral part of our Risk and Capital Management framework.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Leverage Ratio

Leverage Ratio

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Group Risk Committee (GRC). Following the publication of the CRR/CRD 4 framework, we established a leverage ratio calculation according to that framework.

Leverage Ratio according to revised CRR/CRD 4 framework

The CRR/CRD 4 framework introduced a non-risk based leverage ratio that is intended to act as a supplementary measure to the risk based capital requirements. Its objectives are to constrain the build-up of leverage in the banking sector, helping avoid destabilizing deleveraging processes which can damage the broader financial system and the economy, and to reinforce the risk based requirements with a simple, non-risk based “backstop” measure. While the CRR/CRD 4 framework currently does not provide for a mandatory minimum leverage ratio to be complied with, the legislative proposals as part of the European Trilogue include a 3 % minimum requirement but the proposed implementation dates are different. The final Basel rules that have been published in December 2017 also include an additional leverage ratio buffer requirement for banks identified as global systemically important institution (“G-SII”) of 50 % of the G-SII buffer. Details of the implementation and the timing of the application of this additional leverage ratio buffer remain subject to finalization of the legislative process.

We calculate our leverage ratio exposure on a fully loaded basis in accordance with Article 429 of the CRR as per Delegated Regulation (EU) 2015/62 of October 10, 2014 published in the Official Journal of the European Union on January 17, 2015 amending Regulation (EU) No 575/2013. In addition, we provide the leverage ratio on a phase-in basis as displayed below in the tables.

Our total leverage ratio exposure includes derivatives, securities financing transactions (SFTs), off-balance sheet exposure and other on-balance sheet exposure (excluding derivatives and SFTs).

The leverage exposure for derivatives is calculated by using the regulatory mark-to-market method for derivatives comprising the current replacement cost plus a regulatory defined add-on for the potential future exposure. Variation margin received in cash from counterparties is deducted from the current replacement cost portion of the leverage ratio exposure measure and variation margin paid to counterparties is deducted from the leverage ratio exposure measure related to receivables recognized as an asset on the balance sheet, provided certain conditions are met. Deductions of receivables for cash variation margin provided in derivatives transactions are shown under derivative exposure in the table “Leverage ratio common disclosure” below. The effective notional amount of written credit derivatives, i.e., the notional reduced by any negative fair value changes that have been incorporated in Tier 1 capital is included in the leverage ratio exposure measure; the resulting exposure measure is further reduced by the effective notional amount of a purchased credit derivative on the same reference name provided certain conditions are met.

The securities financing transaction (SFT) component includes the gross receivables for SFTs, which are netted with SFT payables if specific conditions are met. In addition to the gross exposure a regulatory add-on for the counterparty credit risk is included.

The off-balance sheet exposure component follows the credit risk conversion factors (CCF) of the standardized approach for credit risk (0%, 20%, 50%, or 100%), which depend on the risk category subject to a floor of 10%.

The other on-balance sheet exposure component (excluding derivatives and SFTs) reflects the accounting values of the assets (excluding derivatives and SFTs) as well as regulatory adjustments for asset amounts deducted in determining Tier 1 capital.

The following tables show the leverage ratio exposure and the leverage ratio, both on a fully loaded basis, in accordance with the disclosure tables of the implementing technical standards (ITS) which were adopted by the European Commission via Commission Implementing Regulation (EU) 2016/200 published in the Official Journal of the European Union on February 16, 2016. For additional information, they also contain the phase-in figures.

Summary reconciliation of accounting assets and leverage ratio exposures

in € bn.	Sep 30, 2018	Dec 31, 2017
Total assets as per published financial statements	1,380	1,475
Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	1	5
Adjustments for derivative financial instruments	(141)	(172)

Adjustment for securities financing transactions (SFTs)	18	41
Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	98	95
Other adjustments	(49)	(50)
Leverage ratio total exposure measure (fully loaded)	1,305	1,395

Leverage ratio total exposure measure (phase-in)	1,305	1,396

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Credit Risk Exposure

Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Sep 30, 2018	Dec 31, 2017
Total derivative exposures	161	166
Total securities financing transaction exposures	103	158
Total off-balance sheet exposures	98	95
Other Assets	958	990
Asset amounts deducted in determining Tier 1 capital[1]	(14)	(14)

Tier 1 capital (fully loaded)	52.4	52.9
Leverage ratio total exposure measure (fully loaded)	1,305	1,395
Leverage ratio (fully loaded, in %)	4.0	3.8

Tier 1 capital (phase-in)	55.3	57.6
Leverage ratio total exposure measure (phase-in)	1,305	1,396
Leverage ratio (phase-in, in %)	4.2	4.1

1 Using a fully loaded definition of Tier 1 capital. The amount using a transitional definition of Tier 1 capital is € (14) billion and € (13) billion as of September 30, 2018 and December 31, 2017, respectively.

Description of the factors that had an impact on the leverage ratio in the first nine months 2018

As of September 30, 2018, our fully loaded CRR/CRD 4 leverage ratio was 4.0 % compared to 3.8 % as of December 31, 2017, taking into account as of September 30, 2018 a fully loaded Tier 1 capital of € 52.4 billion over an applicable exposure measure of € 1,305 billion (€ 52.9 billion and € 1,395 billion as of December 31, 2017, respectively).

Our CRR/CRD 4 leverage ratio according to transitional provisions was 4.2 % as of September 30, 2018 (4.1 % as of December 31, 2017), calculated as Tier 1 capital according to transitional rules of € 55.3 billion over an applicable exposure measure of € 1,305 billion (€ 57.6 billion and € 1,396 billion as of December 31, 2017, respectively). Starting with January 1, 2018, the exposure measure under transitional rules is equal to the fully loaded exposure measure while it was € 1 billion higher as of December 31, 2017 as the asset amounts deducted in determining Tier 1 capital were lower under transitional rules.

In the first nine months of 2018, our leverage ratio exposure decreased by € 89 billion to € 1,305 billion. This is primarily driven by the reduction of € 55 billion in SFT exposures reflecting a decrease on the balance sheet in the SFT related items (securities purchased under resale agreements, securities borrowed and receivables from prime brokerage) and lower add-ons for counterparty credit risk due to extended collateral recognition. The € 32 billion reduction in Other Assets reflects the development on our balance sheet, in particular for non-derivative trading assets which decreased by € 30 billion, cash and central bank / interbank balances which decreased by € 24 billion, and pending settlements which increased by € 22 billion from seasonally low year-end level. Derivatives decreased by € 5 billion from lower exposures for written credit protection and lower add-ons for the potential future exposure. Off-balance sheet exposures slightly increased by € 3 billion corresponding to higher notional amounts for irrevocable lending commitments.

The decrease of the leverage ratio exposure in the first nine months of 2018 includes a positive foreign exchange impact of € 16 billion mainly due to the depreciation of the Euro against the U.S. dollar.

Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 20 as of September 30, 2018 compared to 22 as of December 31, 2017.

For main drivers of the Tier 1 capital development please refer to section “Regulatory Capital” in this report.

Credit Risk Exposure

Credit Exposure Classifications

We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

–  Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain. It includes personal loans, residential and non-residential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail businesses.

–   Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Credit Risk Exposure

Corporate Credit Exposure

As a consequence of the implementation of IFRS 9, the main corporate exposure categories for loans, debt securities and repos and repo-style transactions have been provided along with accounting classifications applicable to these products. Comparative numbers for year-end 2017 are based on IAS 39 accounting rules and hence are not entirely comparable.

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties

		Sep 30, 2018
		Loans				Off-balance sheet		OTC derivatives
in € m. (unless stated otherwise)	Probability of default in %[1]	at amortized cost	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI	Irrevocable lending commitments[2]	Contingent liabilities	at fair value through P&L3
iAAA–iAA	> 0.00 ≤ 0.04	27,679	69	8,751	166	18,192	3,335	10,000
iA	> 0.04 ≤ 0.11	41,984	281	472	777	39,005	9,993	7,297
iBBB	> 0.11 ≤ 0.5	56,832	1,033	649	2,530	57,942	23,692	5,995
iBB	> 0.5 ≤ 2.27	44,103	6,366	1,246	1,252	34,042	6,045	3,378
iB	> 2.27 ≤ 10.22	20,507	2,602	1,441	83	14,775	3,601	1,206
iCCC and below	> 10.22 ≤ 100	13,851	1,281	356	0	3,870	1,221	140
Total		204,958	11,631	12,914	4,808	167,826	47,888	28,015

		Sep 30, 2018
		Debt Securities			Repo and repo-style transactions			Total
in € m. (unless stated otherwise)	Probability of default in %[1]	at amortized cost	at fair value through P&L	at fair value through OCI	at amortized cost	at fair value through P&L	at fair value through OCI
iAAA–iAA	> 0.00 ≤ 0.04	53,169	3,943	33,167	2,209	40,850	216	201,747
iA	> 0.04 ≤ 0.11	7,105	772	5,078	2,921	5,947	76	121,707
iBBB	> 0.11 ≤ 0.5	7,060	769	3,498	558	5,568	724	166,849
iBB	> 0.5 ≤ 2.27	15,020	1,089	1,139	3,392	12,532	655	130,257
iB	> 2.27 ≤ 10.22	1,219	159	187	1,147	1,246	10	48,181
iCCC and below	> 10.22 ≤ 100	774	12	3	460	98	110	22,177
Total		84,347	6,743	43,071	10,687	66,241	1,790	690,918

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 11.0 billion as of September 30, 2018.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.

	Dec 31, 2017
in € m. (unless stated otherwise)	Probability of default in %[1]	Loans	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities[4]	Total
iAAA–iAA	> 0.00 ≤ 0.04	38,743	18,643	5,108	13,025	39,405	114,924
iA	> 0.04 ≤ 0.11	39,428	44,388	13,899	8,416	6,277	112,407
iBBB	> 0.11 ≤ 0.5	56,245	51,021	16,165	5,204	2,174	130,809
iBB	> 0.5 ≤ 2.27	41,888	25,652	7,882	3,390	371	79,183
iB	> 2.27 ≤ 10.22	23,556	15,286	3,434	1,174	5	43,456
iCCC and below	> 10.22 ≤ 100	13,688	3,264	1,723	220	19	18,913
Total		213,547	158,253	48,212	31,430	48,251	499,693

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.1 billion as of December 31, 2017.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.
[4]	Includes debt securities on financial assets available for sale and securities held to maturity.

The quality of the corporate credit exposure before risk mitigation remained stable at 71 % of investment-grade rated exposures.

Statement with regard to Focus Industries

For our credit exposure to the focus industry “Shipping“ there is an ongoing aim to reduce limits in particular for the long-term lending book. Various de-risking initiatives have been concluded which are intended to reduce the long-term lending book to below € 2.6 billion upon full execution by the end of 2018. These initiatives include single loan and ship sales throughout the year as well as a portfolio sale transaction involving € 0.8 billion of non-strategic or non-performing shipping loans which was agreed in June 2018 and settled on July 31, 2018 with execution targeted to be finalized by end of 2018. The sale led to a credit loss in the amount of € 22.4 million in the second quarter 2018 and an additional loss on disposal of approximately € 22 million in the third quarter. We expect the remaining portfolio will show improved credit metrics and continue to benefit from a satisfactory diversification across sectors and client groups.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Credit Risk Exposure

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer Credit Exposure

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure[1]
	Sep 30, 2018	Dec 31, 2017	Sep 30, 2018	Dec 31, 2017	Sep 30, 2018	Dec 31, 2017
Consumer credit exposure Germany	159,766	153,728	0.77	0.73	0.12	0.12
Consumer and small business financing, cards	22,518	21,224	3.37	2.96	1.02	1.07
Mortgage lending	137,248	132,505	0.34	0.37	(0.03)	(0.03)

Consumer credit exposure outside Germany	32,951	38,345	3.89	3.77	0.46	0.39
Consumer and small business financing, cards	13,821	15,298	6.38	6.54	0.97	0.78
Mortgage lending	19,130	23,047	2.09	1.93	0.08	0.12

Total consumer credit exposure	192,717	192,074	1.30	1.34	0.18	0.17

[1]	Net credit costs for the twelve months period ended at the respective balance sheet date divided by the exposure at that balance sheet date.

The volume of our consumer credit exposure increased by € 644 million from December 31, 2017 to September 30, 2018, therein a reduction by € 3.2 billion from reclassification effects in the balance sheet. These reclassifications contain a shift of € 2.6 billion from assets at fair value into our German Mortgage loan book (first time adoption of IFRS 9) and a € 5.8 billion reduction following the signing of the sales agreement of our Portugal business franchises (€ 1.9 billion in first quarter) and Poland business franchises (€ 3.8 billion in third quarter), both of which are now accounted as held for sale outside the loan book. Without this accounting effects our consumer credit exposure increased from December 31, 2017 to September 30, 2018 by € 3.8 billion, or 1.99%, mainly driven by our loan books in Germany, which increased by € 3.4 billion, in Spain, which increased by € 180 million, and in Italy, which increased by € 146 million.

The 90 days or more past due ratio of our consumer credit exposure improved from 1.34 % for December 31, 2017 to 1.30 % for September 30, 2018. The total net credit costs as a percentage of our consumer credit exposure increased from 0.17 % as of December 31, 2017 to 0.18 % as of September 30, 2018.

Consumer mortgage lending exposure grouped by loan-to-value ratio buckets1

	Sep 30, 2018	Dec 31, 2017
≤ 50%	67%	68%

> 50 ≤ 70%	16%	16%

> 70 ≤ 90%	9%	9%

> 90 ≤ 100%	3%	3%

> 100 ≤ 110%	2%	2%

> 110 ≤ 130%	1%	1%

> 130%	1%	1%

[1]	When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value.

The LTV expresses the amount of exposure as a percentage of assessed value of real estate.

Our LTV ratios are calculated using the total lending exposure divided by the current assessed value of the respective real estate. These values are updated on a regular basis. The lending exposure from transactions that benefit from additional liquid collateral is reduced by the value of that collateral, whereas any prior charges increase the corresponding total exposure. The LTV calculation includes exposure which is secured by real estate collateral. Any mortgage lending exposure that is collateralized exclusively by any type of collateral other than real estate is not included in the LTV calculation.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Credit Risk Exposure

The creditor’s creditworthiness, the LTV and the quality of collateral is an integral part of our risk management when originating loans and when monitoring and steering our credit risks. In general, we are willing to accept higher LTV’s, the better the creditor’s creditworthiness is. Nevertheless, restrictions of LTV apply for countries with negative economic outlook or expected declines of real estate values.

As of September 30, 2018, 67 % of our exposure was related to the mortgage lending portfolio, which had a LTV ratio below or equal to 50%, compared to 68 % of our exposure at the end of 2017.

Credit Risk Exposure to certain Eurozone Countries

Certain Eurozone countries are presented within the table below due to concerns relating to sovereign risk.

In our “country of domicile view” we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from these Eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

The following table, which is based on the “country of domicile” view, presents our gross position, the proportion of undrawn / contingent exposure and our net exposure to these Eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for credit derivatives with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to our retail portfolio, but also for financial institutions predominantly based on derivative margining arrangements, as well as for corporates. In addition, the amounts also reflect the allowance for credit losses. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, including net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain Eurozone countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally, the tranche and correlated nature of these positions do not allow a meaningful disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

Gross position, included undrawn exposure and net exposure to certain Eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other			Total
in € m.	Sep 30, 2018	Dec 31, 2017	Sep 30, 2018	Dec 31, 2017	Sep 30, 2018	Dec 31, 2017	Sep 30, 2018	Dec 31, 2017	Sep 30, 2018	Dec 31, 2017		Sep 30, 2018[1]		Dec 31, 2017
Greece
Gross	120	55	772	734	603	526	4	5	1	0		1,500		1,320
Undrawn	0	0	35	30	5	5	0	0	0	0		39		36
Net	102	38	238	270	3	8	1	1	1	0		345		317

Ireland
Gross	834	865	593	927	8,389	7,556	26	31	3,133	2,275	[2]	12,974		11,654
Undrawn	0	0	27	4	2,523	2,005	1	0	222	316	[2]	2,773		2,326
Net	748	717	196	477	5,271	4,420	6	6	3,131	2,275	[2]	9,351		7,895

Italy
Gross	2,110	2,875	2,908	3,338	11,362	12,050	16,728	16,489	272	147		33,379		34,898
Undrawn	12	13	31	28	4,662	5,162	128	96	0	0		4,832		5,300
Net	952	1,015	548	672	7,484	8,202	8,108	7,633	258	146		17,350		17,669

Portugal
Gross	53	(227)	74	185	769	1,329	12	1,757	33	80		941	[4]	3,123
Undrawn	0	0	37	75	449	374	4	24	0	0		490	[4]	474
Net	118	(223)	70	115	771	893	7	134	33	80		998	[4]	998

Spain
Gross	1,816	1,672	1,496	1,301	14,695	9,106	9,660	9,570	171	128		27,838		21,777
Undrawn	0	0	231	225	7,864	4,583	236	259	0	0		8,330		5,068
Net	1,780	1,554	999	552	12,193	7,113	2,200	2,117	264	128		17,436		11,464

Total gross	4,932	5,240	5,844	6,485	35,818	30,566	26,430	27,851	3,610	2,629		76,632		72,771
Total undrawn	12	14	361	364	15,502	12,130	368	380	222	316		16,465		13,203
Total net[3]	3,699	3,102	2,052	2,086	25,721	20,637	10,321	9,891	3,686	2,629		45,480		38,344

[1]	Approximately 73 % of the overall exposure as per September 30, 2018 will mature within the next 5 years.
[2]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[3]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 62.3 million as of September 30, 2018 and € 64.6 million as of December 31, 2017.
[4]

Exposure to Portugal has decreased as the loan portfolio substantially in retail sector has been reclassified under held for sale category, for further details please refer to Non-Current Assets and Disposal Groups Held for Sale in section Other Financial Information (unaudited).

Total net exposure to the above selected Eurozone countries increased by € 7.1 billion in the first nine months of 2018 driven by an increase in Spain and Ireland. Exposure to Spain increased by € 6.1 billion over the last nine months primarily due to increase in irrevocable lending commitments and loans.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Asset Quality

Sovereign Credit Risk Exposure to certain Eurozone Countries

The amounts below reflect a net “country of domicile view” of our sovereign exposure.

Sovereign credit risk exposure to certain Eurozone Countries

	Sep 30, 2018					Dec 31, 2017
in € m.	Direct Sovereign exposure	[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure	[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	120		(18)	102	0	55		(17)	38	0
Ireland	734		14	748	0	709		9	717	0
Italy	2,109		(1,157)	952	100	2,834		(1,818)	1,016	49
Portugal	53		65	118	6	(227)		3	(223)	0
Spain	1,810		(30)	1,780	71	1,669		(115)	1,554	35
Total	4,825		(1,126)	3,699	177	5,040		(1,938)	3,102	84

[1]

Includes sovereign debt classified as financial assets/liabilities as per IFRS 9 classification beginning Jan 2018 and as per IAS 39 classification as of December 31, 2017. Direct Sovereign exposures is net of guarantees received and collateral.

[2]	The amounts reflect the net fair value in relation to credit default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

Net sovereign exposure increased by € 0.6 billion compared with year-end 2017. The increase is mainly in Portugal and Spain due to reduction in short selling position in debt securities.

Asset Quality

For the current fiscal year, we provide information following the IFRS 9 accounting standard, while comparatives are based on the IAS 39 accounting rules. Since the accounting requirements have changed significantly, numbers are not comparable and previous year’s comparatives are therefore shown in a separate section subsequent to the disclosures under IFRS 9. The main reasons are the broader scope of assets subject to impairment, differences in asset classification as well as in impairment calculation and definition:

The Asset Quality section under IFRS 9 describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as ‘Financial Assets’). Under IAS 39 the Asset Quality section mainly described the quality of the group Loans (at AC).

The determination of impairment losses and allowance moves from an incurred credit loss model under IAS 39, whereby credit losses are recognized when a defined loss event occurs, to an expected credit loss model under IFRS 9, where allowances for loan losses are recorded upon initial recognition of the Financial Asset, based on expectations of potential credit losses at the time of initial recognition.

The Group has aligned its definition of “credit impaired” under IFRS 9 to the default definition as per Art. 178 of the Capital Requirements Regulation (CRR) for regulatory purposes. As a consequence, Stage 3 Financial Assets consist of two types of defaulted financial assets: firstly financial assets, where the Group expects an impairment loss reflected in an allowance for credit losses and secondly financial assets, where the group does not expect an impairment loss (e.g., due to high quality collateral or sufficient expected future cash flows following thorough due diligence). This is a major difference to our impairment definition under IAS 39, where Financial Assets were only considered to be impaired if the Group expected to suffer an impairment loss.

For a detailed description of the group’s risk accounting policies, please refer to “IFRS 9 Transition Impact Analysis”.

Overview of Financial assets subject to impairment

The following tables provide an overview of the exposure amount and allowance for credit losses by financial asset class broken down into stages as per IFRS 9 requirements.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Asset Quality

Overview of Financial Assets subject to impairment

	Sep 30, 2018

	Gross Carrying Amount					Allowance for Credit Losses[2]

in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Amortized Cost[1]	652,985	26,248	7,845	1,832	688,910	458	487	3,300	(1)	4,245

[1]  Financial Assets at Amortized Cost consist of: Loans at Amortized Cost, Cash and central bank balances, Interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain subcategories of Other assets.

[2]  Allowance for credit losses do not include allowance for country risk amounting to € 4 million as of September 30, 2018.

	Sep 30, 2018

	Fair Value					Allowance for Credit Losses

in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Fair Value through OCI	49,411	245	3	0	49,660	9	1	0	0	10

	Sep 30, 2018

	Notional Amount					Allowance for Credit Losses¹

in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Off-balance sheet	240,340	5,601	1,244	1	247,186	119	55	110	0	285

[1]	Allowance for credit losses do not include allowance for country risk amounting to € 4 million as of September 30, 2018.

Financial Assets at Amortized Cost

The following tables provide an overview of the gross carrying amount and credit loss allowance by financial asset class broken down into stages as per IFRS 9 requirements.

Development of exposures and allowance for credit losses in the reporting period

	Sep 30, 2018
	Gross carrying amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year[1]	663,707	30,305	7,726	2,019	703,756

Movements in financial assets including new business	33,264	(3,116)	580	(193)	30,535

Transfers due to changes in creditworthiness	(1,367)	246	1,121	N/M	0

Changes due to modifications that did not result in derecognition	(1)	(2)	(26)	0	(29)

Changes in models	N/M	N/M	N/M	N/M	N/M

Financial assets that have been derecognized during the period	(47,689)	(1,434)	(1,712)	(5)	(50,841)

Recovery of written off amounts	0	0	109	0	109

Foreign exchange and other changes	5,071	250	48	11	5,380

Balance, end of reporting period	652,985	26,248	7,845	1,832	688,910

[1]  Balance sheet positions in scope of Financial assets subject to impairment have been revised in Q2 2018. As a consequence, Balance, beginning of year was restated in Stages 1 and 2 as well as in Total compared to our Q1 interim report.

	Sep 30, 2018
	Allowance for Credit Losses[3]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	462	494	3,638	3	4,596

Movements in financial assets including new business	(13)	44	276	(17)	290

Transfers due to changes in creditworthiness	26	6	(32)	N/M	0

Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M

Changes in models	0	0	0	0	0

Financial assets that have been derecognized during the period²	0	0	(700)	0	(700)

Recovery of written off amounts	0	0	126	0	126

Foreign exchange and other changes	(17)	(57)	(7)	14	(68)

Balance, end of reporting period	458	487	3,300	(1)	4,245

Provision for Credit Losses excluding country risk[1]	13	50	244	(17)	290

[1]	Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk.
[2]	This position represents charge offs of allowance for credit losses.
[3]	Allowance for credit losses does not include allowance for country risk amounting to € 4 million as of September 30, 2018.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Asset Quality

Financial Assets at Amortized Cost by Business Division

	Sep 30, 2018

	Gross Carrying Amount					Allowance for Credit Losses

in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Corporate & Investment Bank	337,461	9,348	2,836	1,583	351,228	149	73	1,034	(1)	1,254

Private & Commercial Bank	295,713	16,551	5,008	248	317,520	304	414	2,266	0	2,984

Asset Management	2,315	64	0	0	2,380	0	0	0	0	1

Corporate & Other	17,495	286	1	0	17,782	4	1	1	0	6

Total	652,985	26,248	7,845	1,832	688,910	458	487	3,300	(1)	4,245

Financial Assets at Amortized Cost by Industry Sector
	Sep 30, 2018

	Gross Carrying Amount					Allowance for Credit Losses

in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Financial intermediation	306,579	3,156	172	446	310,354	42	2	73	(1)	116

Fund management activities	12,733	131	8	264	13,136	1	(2)	(48)	0	(48)

Manufacturing	27,559	1,165	877	62	29,663	20	8	372	0	399

Wholesale and retail trade	19,273	774	612	0	20,659	18	16	413	0	447

Households	179,016	12,874	3,527	180	195,597	264	366	1,480	(4)	2,106

Commercial real estate activities	31,453	2,872	455	367	35,147	32	16	114	(1)	162

Public sector	12,131	1,036	87	1	13,255	1	6	5	0	11

Other¹	64,241	4,238	2,107	511	71,098	80	76	892	4	1,053

Total	652,985	26,248	7,845	1,832	688,910	458	487	3,300	(1)	4,245

[1]   Thereof ‘Transportation, storage and communication’- Total Stage 3 Loans € 798 million/Total Allowance for Credit Losses € 351 million, ‘Real estate; renting and business activities’ € 443 million/€ 174 million, ‘Construction’ € 309 million/€ 208 million.

Financial Assets at Amortized Cost by Region

	Sep 30, 2018

	Gross Carrying Amount					Allowance for Credit Losses

in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Germany	295,918	12,498	3,150	280	311,845	246	277	1,375	(4)	1,895

Western Europe (excluding Germany)	120,410	6,597	3,187	1,413	131,607	119	167	1,594	0	1,880

Eastern Europe	11,041	570	252	0	11,863	3	6	35	0	44

North America	155,539	4,553	541	35	160,667	59	32	56	7	155

Central and South America	4,476	460	166	0	5,102	3	2	16	0	21

Asia/Pacific	53,522	896	420	94	54,932	20	2	191	(4)	209

Africa	1,978	357	89	0	2,424	2	1	32	0	35

Other	10,101	318	40	10	10,470	6	0	1	0	7

Total	652,985	26,248	7,845	1,832	688,910	458	487	3,300	(1)	4,245

Financial Assets at Amortized Cost by Rating Class
	Sep 30, 2018

	Gross Carrying Amount					Allowance for Credit Losses

in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

iAAA–iAA	249,886	75	0	0	249,960	2	0	0	0	2

iA	85,051	2,298	2	0	87,351	5	1	0	0	7

iBBB	138,463	2,236	68	0	140,767	34	10	3	0	47

iBB	137,136	6,794	202	359	144,490	155	67	44	0	266

iB	34,437	8,936	551	14	43,937	217	166	154	0	537

iCCC and below	8,013	5,910	7,022	1,460	22,404	46	242	3,099	(1)	3,386

Total	652,985	26,248	7,845	1,832	688,910	458	487	3,300	(1)	4,245

Collateral held against Financial assets at Amortized Cost in Stage 3

	Sep 30, 2018

in € m.	Gross Carrying Amount	Collateral	Guarantees

Financial Assets at Amortized Cost (Stage 3)	7,845	2,999	318

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Asset Quality

Modified Assets at Amortized Cost

A financial asset is considered modified when its contractual cash flows are renegotiated or otherwise modified. Renegotiation or modification may or may not lead to derecognition of the old and recognition of the new financial instrument. This section covers modified financial assets that have not been derecognized.

Under IFRS 9, when the terms of a Financial Asset are renegotiated or modified and the modification does not result in derecognition, a gain or loss is recognized in the income statement as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate (EIR). For modified financial assets the determination of whether the asset’s credit risk has increased significantly reflects the comparison of:

–	The remaining lifetime probability of default (PD) at the reporting date based on the modified terms; with
–	The remaining lifetime PD estimated based on data at initial recognition and based on the original contractual terms.

Modified assets at Amortized Cost

					Sep 30, 2018
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Amortized cost carrying amount prior to modification	133	2	66	0	201

Net modification gain/losses recognized	(1)	(2)	(26)	0	(29)

In the first nine months after the implementation of the IFRS 9 requirements, we have observed immaterial amounts of modified assets that have been upgraded to Stage 1. We have not observed any subsequent re-deterioration of those assets into Stages 2 and 3.

Financial Assets at Fair value through Other Comprehensive Income

The fair value of Financial Assets at Fair value through Other Comprehensive Income (FVOCI) subject to impairment was € 50 billion at September 30, 2018, compared to € 48 billion at the beginning of year 2018. Allowance for credit losses against these assets were almost unchanged at very low levels (€ 12 million at the beginning of year 2018 and € 10 million as of September 30, 2018, respectively). Due to immateriality no further breakdown will be provided for Financial Assets at FVOCI.

Off-balance sheet lending commitments and guarantee business

The following tables provide an overview of the nominal amount and credit loss allowance for our off-balance sheet financial asset class broken down into stages as per IFRS 9 requirements.

Development of nominal amount and allowance for credit losses

	Sep 30, 2018
	Nominal Amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Balance, beginning of year[1]	230,525	6,699	1,444	0	238,668

Movements including new business	6,622	2,016	(689)	1	7,951

Transfers due to changes in creditworthiness	2,649	(3,137)	487	N/M	0

Changes in models	N/M	N/M	N/M	N/M	N/M

Foreign exchange and other changes	543	22	2	0	567

Balance, end of reporting period	240,340	5,601	1,244	1	247,186

[1] Revocable commitments were included in impairment relevant exposures in Q3 2018. As a consequence, Balance, beginning of year was restated compared to our interim reports in Q1 and Q2 2018.

	Sep 30, 2018
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Balance, beginning of year	117	36	119	0	272

Movements including new business	38	(37)	(14)	0	(13)

Transfers due to changes in creditworthiness	(44)	45	(1)	N/M	0

Changes in models	0	0	0	0	0

Foreign exchange and other changes	8	12	6	0	26

Balance, end of reporting period	119	55	110	0	285

Provision for Credit Losses excluding country risk[1]	(6)	7	(15)	0	(13)

[1]	The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models.
[2]	Allowance for credit losses does not include allowance for country risk amounting to € 4 million as of September 30, 2018.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Asset Quality (Comparables as reported under IAS 39)

Legal Claims

Assets subject to enforcement activity consist of assets, which have been fully or partially written off and the Group still continues to pursue recovery of the asset. Such enforcement activity comprises for example cases where the bank continues to devote resources (e.g. our Legal Department/CRM workout unit) towards recovery, either via legal channels or third party recovery agents. Enforcement activity also applies to cases where the Bank maintains outstanding and unsettled legal claims. This is irrespective of whether amounts are expected to be recovered and the recovery timeframe. It may be common practice in certain jurisdictions for recovery cases to span several years.

Amounts outstanding on financial assets that were written off during the reporting period and are still subject to enforcement activity amounted to € 116 million in the first nine months 2018, mainly related to CIB.

Asset Quality (Comparables as reported under IAS 39)

This section below describes the asset quality of our loans for the comparative period 2017. All loans, where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower’s contractual obligations, are included in this section.

Overview of performing, renegotiated, past due and impaired loans by customer groups

	Dec 31, 2017
in € m.	Corporate loans	Consumer loans	Total

Loans neither past due, nor renegotiated or impaired	208,457	185,979	394,436

Past due loans, neither renegotiated nor impaired	1,167	2,778	3,945

Loans renegotiated, but not impaired	518	488	1,006

Impaired loans	3,406	2,828	6,234

Total	213,547	192,074	405,621

Impaired Loans

Credit Risk Management regularly assesses at each balance sheet date whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

–

there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”). When making our assessment we consider information on such events that is reasonably available up to the date the financial statements are authorized for issuance in line with the requirements of IAS 10;

–	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and

–	a reliable estimate of the loss amount can be made at each reporting date.

Credit Risk Management’s loss assessments are subject to regular review in collaboration with Finance.

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment, the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

We first assess whether objective evidence of impairment exists individually for loans that are individually significant. We then assess collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

For further details regarding our accounting treatment relating to impairment loss and allowance for credit losses please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of our Annual Report 2017.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Asset Quality (Comparables as reported under IAS 39)

Overview of impaired loans, loan loss allowance and impaired loan coverage ratios by business divisions

	Dec 31, 2017
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %

Corporate & Investment Bank	2,517	1,565	62

Private & Commercial Bank	3,717	2,355	63

Asset Management	0	0	N/M

Corporate & Other	1	1 [1]	N/M

Total	6,234	3,921	63

N/M – not meaningful [1] Loan loss allowance in Asset Management and Corporate & Other primarily consist of Allowance for collectively assessed non-impaired loans. Impaired loans by industry sector
	Dec 31, 2017
in € m.	Individually assessed	Collectively assessed	Total

Financial Intermediation	121	8	129

Fund management activities	8	8	16

Manufacturing	520	165	685

Wholesale and retail trade	333	188	521

Households	155	2,233	2,388

Commercial real estate activities	345	30	376

Public sector	74	0	74

Other[1]	1,792	254	2,046

Total	3,348	2,886	6,234

[1] Thereof: ‘Transportation, storage and communication’—Total Impaired Loans € 808 million/Total Loan loss allowance € 469 million. ‘Real estate; renting and business activities’ € (482) million/€ 234 million, ‘Construction’ € (378) million/€ 144 million, ‘Mining and quarrying’ € (169) million/€ 116 million.

Impaired loans by region

	Dec 31, 2017
in € m.	Individually assessed	Collectively assessed	Total

Germany	953	1,312	2,266

Western Europe (excluding Germany)	1,471	1,422	2,892

Eastern Europe	45	123	168

North America	497	1	498

Central and South America	70	0	70

Asia/Pacific	264	28	292

Africa	48	0	49

Other	0	0	0

Total	3,348	2,886	6,234

Development of Impaired Loans
	Full Year 2017
in € m.	Individually assessed	Collectively assessed	Total

Balance, beginning of year	4,126	3,321	7,447

Classified as impaired during the year	1,370	1,248	2,618

Transferred to not impaired during the year[1]	(1,127)	(961)	(2,088)

Charge-offs	(540)	(605)	(1,146)

Disposals of impaired loans	(267)	(116)	(383)

Exchange rate and other movements	(215)	(1)	(216)

Balance, end of period	3,348	2,886	6,234

1 Includes repayments.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Market Risk

Movements in the Allowance for Credit Losses

Our allowance for credit losses is comprised of the allowance for loan losses and the allowance for off-balance sheet positions.

Development of allowance for credit losses

	Nine months ended Sep 30, 2017
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,071	2,475	4,546	162	183	346	4,892

Provision for credit losses	259	165	424	(13)	(15)	(28)	396
Of which: (Gains)/Losses from disposal of impaired loans	(1)	(20)	(21)	0	0	0	(21)

Net charge-offs:	(290)	(480)	(771)	0	0	0	(770)
Charge-offs	(327)	(528)	(856)	0	0	0	(856)
Recoveries	37	48	85	0	0	0	85

Other changes	(121)	(40)	(161)	(3)	(14)	(17)	(178)

Balance, end of period	1,919	2,120	4,039	146	155	300	4,339

Changes compared to prior year

Provision for credit losses
In € m.	(249)	(205)	(454)	(7)	(34)	(41)	(495)
In %	(49) %	(55) %	(52)%	108%	(180) %	(329) %	(56) %

Net charge-offs
In € m.	294	173	467	0	0	0	467
In %	(50) %	(26) %	(38) %	0%	0%	0%	(38) %

Market Risk

Market Risk of Trading Units

The table below presents the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units.

Value-at-Risk of our Trading Units by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk
in € m.	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Average[2]	26.5	29.8	(24.2)	(28.1)	17.6	20.2	15.3	19.7	9.5	8.7	7.9	8.4	0.6	0.8

Maximum[2]	40.9	38.4	(31.3)	(37.6)	32.6	26.0	18.1	25.1	14.0	12.5	13.0	16.5	1.3	3.0

Minimum[2]	19.8	20.1	(20.2)	(21.4)	12.4	13.5	13.0	13.5	6.9	4.4	3.8	4.2	0.2	0.1

Period-end[3]	24.8	29.1	(29.5)	(22.5)	18.7	21.4	16.0	14.4	10.3	10.1	8.3	4.9	0.9	0.7

1 Includes value-at-risk from gold and other precious metal positions.

2 Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2018 and the full year 2017, respectively.

3 Amounts for 2018 as of September 30, 2018 and for 2017 as of December 31, 2017.

The average value-at-risk over the first nine months of 2018 was € 26.5 million, which is a decrease of € 3.3 million compared with the full year 2017 driven by reductions coming from credit spread and interest rate risk.

The period end value-at-risk reduction was driven by a decrease in the interest rate asset class.

During the first nine months of 2018 our trading units achieved a positive revenue for 90 % of trading days compared with 93 % in the full year 2017.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Market Risk

Regulatory Trading Market Risk Measures

Stressed Value-at-Risk

The following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) for our trading units.

Stressed Value-at-Risk by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk
in € m.	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Average[2]	80.4	76.7	(83.0)	(88.4)	56.9	69.8	68.8	62.1	15.2	18.8	20.1	12.6	2.5	1.8

Maximum[2]	113.3	125.0	(106.7)	(115.8)	81.9	92.0	79.7	73.2	78.1	66.8	38.2	28.0	7.7	6.1

Minimum[2]	61.2	42.0	(66.1)	(73.0)	35.2	48.3	59.0	54.3	2.4	1.5	7.7	6.9	0.5	0.3

Period-end[3]	72.6	85.6	(76.1)	(81.0)	52.7	67.8	66.7	64.3	9.8	19.9	15.9	12.6	3.7	1.9

1 Includes stressed value-at-risk from gold and other precious metal positions.

2 Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2018 and the full year 2017, respectively.

3 Amounts for 2018 as of September 30, 2018 and for 2017 as of December 31, 2017.

The average stressed value-at-risk was € 80.4 million over the first nine months of 2018, an increase of € 3.7 million compared with the full year 2017. The increase was driven by the credit spread and foreign exchange asset classes, partly offset by a reduction in the interest rate asset class.

The period end stressed value-at-risk reduction was driven by decreases in equity and interest rate risk.

Incremental Risk Charge

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates and the value of the preceding 12-week average calculation. The incremental risk charge presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12-week period preceding these reporting dates.

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)2,3

	Total		Global Credit Trading		Core Rates		Fixed Income & Currencies APAC		Emerging Markets - Debt		Other
in € m.	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Average[1]	567.4	802.1	368.6	544.6	204.0	107.1	105.3	168.1	25.5	37.2	(136.0)	(54.8)

Maximum[1]	628.3	899.3	430.4	597.4	471.3	172.5	136.3	229.0	50.7	62.9	(95.0)	(20.4)

Minimum[1]	513.3	754.8	242.9	503.7	139.4	48.7	61.9	92.4	(5.8)	(1.4)	(167.0)	(90.0)

Period-end[2]	628.3	789.6	242.9	540.1	471.3	133.2	62.1	142.3	(5.8)	19.9	(142.2)	(45.9)

1 Amounts show the bands within which the values fluctuated during the 12-weeks preceding September 30, 2018 and December 31, 2017, respectively.

2 Business line breakdowns have been updated for 2017 reporting to better reflect the current business structure.

3 All liquidity horizons are set to 12 months.

The incremental risk charge as at the end of the third quarter of 2018 was € 628 million a decrease of € 161 million (20%) compared with year end 2017. The 12-week average of the incremental risk charge as at the end of the third quarter of 2018 was € 567 million and thus € 235 million (29%) lower compared with the average for the 12-week period ended December 31, 2017. The decreased average incremental risk charge is driven by a decrease in credit exposures in Global Credit Trading and Other when compared to the full year 2017.

Comprehensive Risk Measure

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the highest of the spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the securitization framework.

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)3

in € m.	2018	2017
Average[1]	4.3	5.4

Maximum[1]	4.7	6.3

Minimum[1]	3.9	4.5

Period-end[2]	4.3	4.4

1 Regulatory comprehensive risk measure calculated for the 12-week period ending September 30, 2018 and December 31, 2017.

2 Spot value of internal model comprehensive risk measure at period end.

3 All liquidity horizons are set to 12 months.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Liquidity Risk

The internal model comprehensive risk measure as at the end of the first nine months of 2018 was € 4.3 million a decrease of € 0.2 million (-4%) compared with year end 2017. The 12-week average of our regulatory comprehensive risk measure as at the end of the first nine months of 2018 was € 4.3 million a decrease of € 1.2 million (-21.6%) compared with the average for the12-week period ending December 31, 2017.

Market Risk Standardized Approach

As of September 30, 2018, the securitization positions, for which the specific interest rate risk is calculated using the market risk standardized approach, generated capital requirements of € 351 million corresponding to risk weighted-assets of € 4.39 billion. As of December 31, 2017 these positions generated capital requirements of € 379.5 million corresponding to risk weighted-assets of € 4.7 billion.

For nth-to-default credit default swaps the capital requirement was € 1.9 million corresponding to risk weighted-assets of € 24 million compared with € 2.8 million and € 35 million as of December 31, 2017.

The capital requirement for Collective Investment Undertakings under the market risk standardized approach was € 12 million corresponding to risk weighted-assets of € 153 million as of September 30, 2018, compared with € 45 million and € 556 million as of December 31, 2017.

The capital requirement for longevity risk under the market risk standardized approach was € 13 million corresponding to risk-weighted assets of € 166 million as of September 30, 2018, compared with € 32 million and € 395 million as of December 31, 2017.

Operational Risk

In the first nine months of 2018 our total operational risk losses decreased materially and were only 26 % of those in the first nine months of 2017. The operational risk losses continued to be driven predominantly by losses and provisions arising from civil litigation and regulatory enforcement actions. Their share, however, was reduced to 67 % of the total operational risk losses. For a description of our current legal and regulatory proceedings, please see section “Provisions - Current Individual Proceedings” of this report. Our non-legal operational risk losses decreased to 28 % of those in the first nine months of 2017.

Our operational risk management fosters a forward-looking risk management with regard to monitoring of potential profits and losses, focusing on regular review of civil litigations and regulatory enforcement matters, trend analysis based upon available losses and key risk indicator data. The regulatory capital requirement is mainly driven by large external and internal operational risk events as well as reasonably possible litigation losses, which are reflected through provisions, contingent liabilities and legal forecasts in our AMA model. For a description of our modelling approach, please see section “Drivers for Operational Risk Capital Development” of our Annual Report 2017.

Liquidity Risk

Composition of our external funding sources in euro billion and as a percentage of our total external funding sources

in € bn. (unless stated otherwise)	Sep 30, 2018		Dec 31, 2017
Capital Markets and Equity	199	21%	201	20%

Retail	324	34%	318	31%

Transaction Banking	203	21%	217	21%

Other Customers[1]	48	5%	56	6%

Unsecured Wholesale	31	3%	45	4%

Secured Funding and Shorts	139	15%	177	17%

Financing Vehicles	2	0%	2	0%

Total external funding	946	100%	1,016	100%

1 “Other Customers” includes fiduciary, self-funding structures (e.g. X-markets) and margin/prime brokerage cash balances (shown on a net basis).

Reference: To reconcile to the total balance sheet, add derivatives & settlement balances € 355.8 billion (€ 369.4 billion), netting effect for margin & prime brokerage cash balances (shown on a net basis) € 49.4 billion (€ 59.2 billion), and other non-funding liabilities € 29.3 billion (€ 30.3 billion) for September 30, 2018, and December 31, 2017, respectively.

Our total external funding sources decreased by € 70.3 billion compared to year-end 2017. This is primarily driven by a reduction of Secured Funding and Shorts (€ 37.8 billion), as well as a reduction of Transaction Banking deposits (€ 13.3 billion) and Unsecured Wholesale Funding (€ 14.2 billion). The decrease in our Secured Funding and Shorts position is mainly attributable to a € 24.4 billion decrease in central bank funds purchased, securities sold under repurchase agreements and securities loaned, across all applicable balance sheet categories, driven by managed reductions as a result of our balance sheet optimization initiatives and increased netting. In addition, Trading Liabilities decreased by € 10.4 billion, mainly attributable to managed reductions in short positions to reduce short coverage requirements contributing to deleveraging activities. The reduction of Transaction

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Liquidity Risk

Banking deposits is attributable to planned excess cash reduction and expected seasonal outflows and the decrease of our Unsecured Wholesale funding position is driven by active management to lower levels to reduce excess cash in order to optimize funding costs. The slight decrease of € 1.8 billion in Capital Markets and Equity relates to total issuance redemptions in excess of new issuances during the first nine months of this year. Retail (including Wealth Management) deposits have increased by € 5.4 billion.

During the first nine months of 2018, we raised € 17.0 billion out of a revised 2018 funding plan of € 20-22 billion. The average spread over 3-months EURIBOR during the first nine months of 2018 was 57 bps (all non-Euro funding spreads are rebased versus 3-months EURIBOR), with an average tenor of 6.3 years. The most significant transactions in the third quarter were our inaugural € 1.0 billion Senior Preferred fixed rate note with a tenor of 5 years and a € 1.0 billion Cédulas Hipotecarias note issued out of Deutsche Bank SA Española with a 5.5 year tenor. For the remainder of the year we intend to source the rest of our requirements through a variety of channels, including issuance targeted at retail investors, private placements with institutional investors and further public benchmark issuance.

Regular stress test analyses aim to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress. For this purpose we hold liquidity reserves which comprise available cash and cash equivalents, highly liquid securities (includes government, government guaranteed and agency securities) as well as other unencumbered central bank eligible assets. The volume of our liquidity reserves is a function of our expected daily stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we will largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. Accordingly, the total volume of our liquidity reserves will fluctuate as a function of the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Our liquidity reserves include only assets that are freely transferable or that can be utilized after taking into consideration local liquidity demands within the Group, including local limits on free transferability within the Group, or that can be applied against local entity stress outflows. As a result our liquidity reserves exclude surplus liquidity held in DBTCA due to requirements pursuant to Section 23A of the U.S. Federal Reserve Act. We hold the vast majority of our liquidity reserves centrally across the major currencies, at our parent and our foreign branches with further reserves within key entities.

Composition of our liquidity reserves by parent company (including branches) and subsidiaries

	Sep 30, 2018		Dec 31, 2017
in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value
Available cash and cash equivalents (held primarily at central banks)	196	196	222	222
Parent (incl. foreign branches)	168	168	189	189
Subsidiaries	29	29	33	33
Highly liquid securities (includes government, government guaranteed and agency securities)	60	50	39	37
Parent (incl. foreign branches)	29	24	24	23
Subsidiaries	31	26	15	15
Other unencumbered central bank eligible securities	11	8	19	13
Parent (incl. foreign branches)	7	5	11	8
Subsidiaries	4	3	8	5
Total liquidity reserves	268	254	280	272
Parent (incl. foreign branches)	205	197	223	219
Subsidiaries	63	57	56	53

Our total liquidity reserves decreased by € 11.9 billion during the first nine months of 2018 in comparison to year-end 2017. The changes are mainly attributable to a decrease in our cash portion by € 25.5 billion, driven by a combination of active management to reduce excess cash in order to optimize funding costs and an increase in highly liquid securities by € 20.9 billion, driven by the full recognition of securities after the integration of the former Postbank unit and an increase in liquid debt securities.

Our stressed net liquidity position (sNLP) represents the surplus of our available Liquidity Reserves and other business inflows in excess of stressed liquidity demand under our combined liquidity stress scenario, representing a severe market and idiosyncratic liquidity stress event. The sNLP is monitored as one of the Bank’s key risk metrics. Our sNLP as of September 30, 2018 was € 50.0 billion (December 31, 2017 sNLP of € 33 billion). The sNLP fluctuates according to business activities, market events and perceptions, including with respect to us, as well as changes to our internal methodology assumptions. The risk appetite is to maintain a surplus of at least € 10 billion throughout the 8 week stress horizon under all scenarios for our daily global liquidity stress test.

Deutsche Bank	Risk Report
Interim Report as of September 30, 2018	Liquidity Risk

Liquidity Coverage Ratio

In addition to our internal stress test result, the Group has a Management Board-approved risk appetite for the Liquidity Coverage Ratio (“LCR”). The LCR is intended to promote the short-term resilience of a bank’s liquidity risk profile over a 30 day stress scenario. The ratio is defined as the amount of High Quality Liquid Assets (“HQLA”) that could be used to raise liquidity, measured against the total volume of net cash outflows, arising from both actual and contingent exposures, in a stressed scenario.

This requirement has been implemented into European law, via the Commission Delegated Regulation (EU) 2015/61, adopted in October 2014. Compliance with the LCR was required in the EU from October 1, 2015.

The final EBA guidelines on LCR disclosure released on March 8, 2017 (EBA/GL/2017/01) requires us to disclose the average of month-end observations preceding the end of each quarter instead of the quarter-end LCR. For reference, we have nonetheless additionally included the quarter-end spot LCR number below.

Our weighted average LCR of 146% (nine months average) has been calculated in accordance with the Commission Delegated Regulation (EU) 2015/61 and the EBA Guidelines on LCR disclosure to complement the disclosure of liquidity risk management under Article 435 CRR.

The quarter-end spot LCR as of September 30, 2018 stands at 148 % compared to 140 % as of December 31, 2017

LCR components

	Total adjusted weighted value (average)
in € bn. (unless stated otherwise)	Sep 30, 2018	Dec 31, 2017
Number of data points used in the calculation of averages	9	12
Liquidity buffer	253	247
Total net cash outflows	173	172
Liquidity Coverage Ratio (LCR) in %	146%	144%

Deutsche Bank	Consolidated Statement of Income (unaudited)
Interim Report as of September 30, 2018	Earnings per Common Share

Consolidated Statement of Income (unaudited)

Income Statement

	Three months ended			Nine months ended
in € m.	Sep 30, 2018		Sep 30, 2017	Sep 30, 2018		Sep 30, 2017
Interest and similar income	6,068	[1]	5,955	18,782	[1]	18,229
Interest expense	2,711		2,725	9,084		8,860
Net interest income	3,356		3,230	9,698		9,368
Provision for credit losses	90		184	273		396
Net interest income after provision for credit losses	3,266		3,046	9,426		8,973
Commissions and fee income	2,454		2,582	7,813		8,356
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	320		658	1,617		2,611
Net gains (losses) on financial assets at amortized cost	0		N/A	2		N/A
Net gains (losses) on financial assets mandatory at fair value through other comprehensive income	58		N/A	337		N/A
Net gains (losses) on financial assets available for sale	N/A		60	N/A		257
Net income (loss) from equity method investments	21		21	197		125
Other income (loss)	(36)		224	77		21
Total noninterest income	2,818		3,546	10,043		11,369
Compensation and benefits	2,859		2,806	8,911		8,874
General and administrative expenses	2,642		2,865	8,650		8,789
Impairment of goodwill and other intangible assets	0		0	0		6
Restructuring activities	77		(12)	259		39
Total noninterest expenses	5,578		5,660	17,819		17,708
Income (loss) before income taxes	506		933	1,650		2,633
Income tax expense (benefit)	277		284	900		944
Net income (loss)	229		649	750		1,689
Net income (loss) attributable to noncontrolling interests	18		2	58		25
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	211		647	692		1,664

[1]

Interest and similar income included € 4.2 billion for the three months ended September 30, 2018 and € 12.1 billion for the nine months ended September 30, 2018 calculated based on effective interest method.

Earnings per Common Share

	Three months ended		Nine months ended
	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Earnings per common share:[1,2]
Basic	€0.10	€0.31	€0.19	€0.72
Diluted	€0.10	€0.30	€0.19	€0.69
Number of shares in million:[1]
Denominator for basic earnings per share – weighted-average shares outstanding	2,104.3	2,095.8	2,101.5	1,924.0
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	2,157.3	2,151.7	2,154.3	1,986.7

[1]

The number of average basic and diluted shares outstanding has been adjusted for all periods before April 2017 in order to reflect the effect of the bonus component of subscription rights issued in April 2017 in connection with the capital increase.

[2]

Earnings were adjusted by € 292 million and € 288 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2018 and April 2017, respectively. The coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation in accordance with IAS 33.

Deutsche Bank	Consolidated Statement of Comprehensive Income (unaudited)
Interim Report as of September 30, 2018	Earnings per Common Share

Consolidated Statement of Comprehensive Income

(unaudited)

	Three months ended		Nine months ended
in € m.	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Net income (loss) recognized in the income statement	229	649	750	1,689
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(25)	(340)	(233)	(229)
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	(134)	N/A	61	N/A
Total of income tax related to items that will not be reclassified to profit or loss	24	97	50	46
Items that are or may be reclassified to profit or loss
Financial assets available for sale
Unrealized net gains (losses) arising during the period, before tax	N/A	(59)	N/A	44
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	N/A	(77)	N/A	(284)
Financial assets mandatory at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	(126)	N/A	(330)	N/A
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(58)	N/A	(337)	N/A
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(10)	(2)	(12)	(22)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	(140)	0	(137)
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	2	(162)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	(2)	162
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(77)	(675)	298	(2,328)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	1	16	(1)	(11)
Equity Method Investments
Net gains (losses) arising during the period	(1)	(7)	(10)	(26)
Total of income tax related to items that are or may be reclassified to profit or loss	68	50	242	87
Other comprehensive income (loss), net of tax	(336)	(1,137)	(272)	(2,861)
Total comprehensive income (loss), net of tax	(107)	(489)	479	(1,172)
Attributable to:
Noncontrolling interests	19	(4)	89	(3)
Deutsche Bank shareholders and additional equity components	(126)	(485)	389	(1,169)

Deutsche Bank	Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Earnings per Common Share

Consolidated Balance Sheet (unaudited)

Assets

in € m.	Sep 30, 2018	Dec 31, 2017
Cash and central bank balances	201,190	225,655
Interbank balances (w/o central banks)	9,132	9,265
Central bank funds sold and securities purchased under resale agreements	8,671	9,971
Securities borrowed	2,015	16,732
Financial assets at fair value through profit or loss
Trading assets	156,295	184,661
Positive market values from derivative financial instruments	323,887	361,032
Non-trading financial assets mandatory at fair value through profit and loss	95,557	N/A
Financial assets designated at fair value through profit or loss	669	91,276
Total financial assets at fair value through profit or loss	576,409	636,970
Financial assets at fair value through other comprehensive income	49,660	N/A
Financial assets available for sale	N/A	49,397
Equity method investments	849	866
Loans at amortized cost	394,114	401,699
Securities held to maturity	N/A	3,170
Property and equipment	2,506	2,663
Goodwill and other intangible assets	9,056	8,839
Other assets	118,361	101,491
Assets for current tax	909	1,215
Deferred tax assets	7,110	6,799

Total assets	1,379,982	1,474,732

Liabilities and Equity
in € m.	Sep 30, 2018	Dec 31, 2017
Deposits	552,745	581,873
Central bank funds purchased and securities sold under repurchase agreements	5,443	18,105
Securities loaned	4,499	6,688
Financial liabilities at fair value through profit or loss
Trading liabilities	61,121	71,462
Negative market values from derivative financial instruments	309,932	342,726
Financial liabilities designated at fair value through profit or loss	53,643	63,874
Investment contract liabilities	566	574
Total financial liabilities at fair value through profit or loss	425,262	478,636
Other short-term borrowings	17,281	18,411
Other liabilities	145,795	132,208
Provisions	3,041	4,158
Liabilities for current tax	890	1,001
Deferred tax liabilities	513	346
Long-term debt	152,578	159,715
Trust preferred securities	3,148	5,491
Obligation to purchase common shares	0	0
Total liabilities	1,311,194	1,406,633
Common shares, no par value, nominal value of € 2.56	5,291	5,291
Additional paid-in capital	40,134	39,918
Retained earnings	17,162	17,454
Common shares in treasury, at cost	(22)	(9)
Equity classified as obligation to purchase common shares	0	0
Accumulated other comprehensive income (loss), net of tax	12	520
Total shareholders’ equity	62,577	63,174
Additional equity components	4,675	4,675
Noncontrolling interests	1,535	250
Total equity	68,788	68,099
Total liabilities and equity	1,379,982	1,474,732

Deutsche Bank	Consolidated Statement of Changes in Equity (unaudited)
Interim Report as of September 30, 2018	Earnings per Common Share

Consolidated Statement of Changes in Equity (unaudited)

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost

Balance as of December 31, 2016	3,531	33,765	18,987	0

Total comprehensive income (loss), net of tax[1]	0	0	1,664	0

Common shares issued	1,760	6,277	0	0

Cash dividends paid	0	0	(392)	0

Coupon on additional equity components, net of tax	0	0	(288)	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(184)	0

Net change in share awards in the reporting period	0	(245)	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	436

Tax benefits related to share-based compensation plans	0	0	0	0

Option premiums and other effects from options on common shares	0	(104)	0	0

Purchases of treasury shares	0	0	0	(7,135)

Sale of treasury shares	0	0	0	6,681

Net gains (losses) on treasury shares sold	0	12	0	0

Other	0	10	0	0

Balance as of September 30, 2017	5,291	39,715	19,787	(18)

Balance as of December 31, 2017 (IAS 39)	5,291	39,918	17,454	(9)

IFRS 9 Introduction Impact	0	(2)	(301)	0

Balance as of January 1, 2018 (IFRS 9)	5,291	39,916	17,153	(9)

Total comprehensive income (loss), net of tax[1]	0	0	692	0

Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0

Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	0	0

Common shares issued	0	0	0	0

Cash dividends paid	0	0	(227)	0

Coupon on additional equity components, net of tax	0	0	(292)	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(163)	0

Net change in share awards in the reporting period	0	(27)	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	195

Tax benefits related to share-based compensation plans	0	(5)	0	0

Option premiums and other effects from options on common shares	0	0	0	0

Purchases of treasury shares	0	0	0	(3,553)

Sale of treasury shares	0	0	0	3,345

Net gains (losses) on treasury shares sold	0	(1)	0	0

Other	0	251[2]	0	0

Balance as of September 30, 2018	5,291	40,134	17,162	(22)

1 Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.

2 Includes impact from initial public offering DWS Group GmbH & Co. KGaA.

Deutsche Bank	Consolidated Statement of Changes in Equity (unaudited)
Interim Report as of September 30, 2018	Earnings per Common Share

	Unrealized net gains (losses)

in € m.	On financial assets available for sale, net of tax[2]	On financial assets at fair value through other compre- hensive income, net of tax[2]	Attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax[2]	On derivatives hedging variability of cash flows, net of tax[2]	On assets classified as held for sale, net of tax[2]	Foreign currency translation, net of tax[2]	Unrealized net gains (losses) from equity method investments	Accumula- ted other comprehen- sive income, net of tax[1]

Balance as of December 31, 2016	912	0	0	143	0	2,418	77	3,550

Total comprehensive income (loss), net of tax[1]	(200)	0	0	(115)	0	(2,308)	(26)	(2,649)

Common shares issued	0	0	0	0	0	0	0	0

Cash dividends paid	0	0	0	0	0	0	0	0

Coupon on additional equity components, net of tax	0	0	0	0	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	0	0	0	0	0	0

Net change in share awards in the reporting period	0	0	0	0	0	0	0	0

Treasury shares distributed under share- based compensation plans	0	0	0	0	0	0	0	0

Tax benefits related to share-based compensation plans	0	0	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	0	0	0	0	0	0	0

Purchases of treasury shares	0	0	0	0	0	0	0	0

Sale of treasury shares	0	0	0	0	0	0	0	0

Net gains (losses) on treasury shares sold	0	0	0	0	0	0	0	0

Other	0	0	0	0	0	0	0	0

Balance as of September 30, 2017	712	0	0	28	0	110	50	901

Balance as of December 31, 2017 (IAS 39)	689	0	0	18	0	(227)	40	520

IFRS 9 Introduction Impact	(689)	394	(16)	0	0	(45)	(12)	(368)

Balance as of January 1, 2018 (IFRS 9)	0	394	(16)	18	0	(272)	28	152

Total comprehensive income (loss), net of tax[1]	0	(470)	51	(8)	0	301	(14)	(140)

Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0	0	0	0	0

Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	0	0	0	0	0	0

Common shares issued	0	0	0	0	0	0	0	0

Cash dividends paid	0	0	0	0	0	0	0	0

Coupon on additional equity components, net of tax	0	0	0	0	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	0	0	0	0	0	0

Net change in share awards in the reporting period	0	0	0	0	0	0	0	0

Treasury shares distributed under share- based compensation plans	0	0	0	0	0	0	0	0

Tax benefits related to share-based compensation plans	0	0	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	0	0	0	0	0	0	0

Purchases of treasury shares	0	0	0	0	0	0	0	0

Sale of treasury shares	0	0	0	0	0	0	0	0

Net gains (losses) on treasury shares sold	0	0	0	0	0	0	0	0

Other	0	0	0	0	0	0	0	0

Balance as of September 30, 2018	0	(76)	34	10	0	29	15	12

1 Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.

2 Excluding unrealized net gains (losses) from equity method investments.

Deutsche Bank	Consolidated Statement of Changes in Equity (unaudited)
Interim Report as of September 30, 2018	Earnings per Common Share

in € m.	Total shareholders’ equity	Additional equity components[2]	Noncontrolling interests	Total equity

Balance as of December 31, 2016	59,833	4,669	316	64,819

Total comprehensive income (loss), net of tax[1]	(985)	0	(3)	(988)

Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0

Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	0	0

Common shares issued	8,037	0	0	8,037

Cash dividends paid	(392)	0	(11)	(403)

Coupon on additional equity components, net of tax	(288)	0	0	(288)

Remeasurement gains (losses) related to defined benefit plans, net of tax	(184)	0	0	(184)

Net change in share awards in the reporting period	(245)	0	0	(245)

Treasury shares distributed under share-based compensation plans	436	0	0	436

Tax benefits related to share-based compensation plans	0	0	0	0

Option premiums and other effects from options on common shares	(104)	0	0	(104)

Purchases of treasury shares	(7,135)	0	0	(7,135)

Sale of treasury shares	6,681	0	0	6,681

Net gains (losses) on treasury shares sold	12	0	0	12

Other	10	0	(38)	(28)

Balance as of September 30, 2017	65,676	4,669	265	70,609

Balance as of December 31, 2017 (IAS 39)	63,174	4,675	250	68,099

IFRS 9 Introduction Impact	(671)	0	(1)	(672)

Balance as of January 1, 2018 (IFRS 9)	62,503	4,675	249	67,427

Total comprehensive income (loss), net of tax[1]	552	0	95	648

Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0

Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	0	0

Common shares issued	0	0	0	0

Cash dividends paid	(227)	0	(8)	(235)

Coupon on additional equity components, net of tax	(292)	0	0	(292)

Remeasurement gains (losses) related to defined benefit plans, net of tax	(163)	0	(9)	(173)

Net change in share awards in the reporting period	(27)	0	19	(7)

Treasury shares distributed under share-based compensation plans	195	0	0	195

Tax benefits related to share-based compensation plans	(5)	0	1	(4)

Option premiums and other effects from options on common shares	0	0	0	0

Purchases of treasury shares	(3,553)	0	0	(3,553)

Sale of treasury shares	3,345	0	0	3,345

Net gains (losses) on treasury shares sold	(1)	0	0	(1)

Other	251	0	1,188[3]	1,439

Balance as of September 30, 2018	62,577	4,675	1,535	68,788

1 Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.

2 Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.

3 Includes impact from initial public offering DWS Group GmbH & Co. KGaA.

Deutsche Bank	Consolidated Statement of Cash Flows (unaudited)
Interim Report as of September 30, 2018	Earnings per Common Share

Consolidated Statement of Cash Flows (unaudited)

	Nine months ended
in € m.	Sep 30, 2018	Sep 30, 2017
Net income (loss)	750	1,689

Cash flows from operating activities:
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for credit losses	273	396
Restructuring activities	259	39
Gain on sale of financial assets available for sale and securities held to maturity	N/A	(282)
Gain on sale of financial assets at fair value through other comprehensive income, equity method investments and other	(602)	(48)
Deferred income taxes, net	396	344
Impairment, depreciation and other amortization, and accretion	1,795	1,506
Share of net income (loss) from equity method investments	(107)	(124)

Income (loss) adjusted for noncash charges, credits and other items	2,764	3,520

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with central banks and banks	(11,150)	(294)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	15,931	943
Non-Trading financial assets mandatory at fair value through profit and loss	(94,360)	N/A
Financial assets designated at fair value through profit or loss	90,611	(10,929)
Loans at amortized cost	1,313	9,283
Other assets	(15,818)	(20,203)
Deposits	(24,204)	27,428
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	(10,353)	(9,066)
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	(14,907)	(5,379)
Other short-term borrowings	(1,133)	1,012
Other liabilities	7,001	34,565
Senior long-term debt[2]	(6,160)	(12,674)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	22,492	(2,504)
Other, net	(3,625)	3,885

Net cash provided by (used in) operating activities	(41,598)	19,587

Cash flows from investing activities:
Proceeds from:
Sale of financial assets at fair value through other comprehensive income	17,880	N/A
Maturities of financial assets at fair value through other comprehensive income	20,197	N/A
Sale of debt securities held to collect at amortized cost	94	N/A
Maturities of debt securities held to collect at amortized cost	1,552	N/A
Sale of financial assets available for sale	N/A	7,490
Maturities of financial assets available for sale	N/A	5,796
Maturities of securities held to maturity	N/A	0
Sale of equity method investments	25	39
Sale of property and equipment	395	60
Purchase of:
Financial assets at fair value through other comprehensive income	(30,325)	N/A
Debt Securities held to collect at amortized cost	(211)	N/A
Financial assets available for sale	N/A	(11,156)
Securities held to maturity	N/A	0
Equity method investments	0	(8)
Property and equipment	(335)	(421)
Net cash received in (paid for) business combinations/divestitures	101	93
Other, net	(958)	(891)

Net cash provided by (used in) investing activities	8,415	1,002

Cash flows from financing activities:
Issuances of subordinated long-term debt	67[3]	52
Repayments and extinguishments of subordinated long-term debt	(1,063)[3]	(134)
Issuances of trust preferred securities	3[4]	3
Repayments and extinguishments of trust preferred securities	(2,733)[4]	(401)
Common shares issued	0	8,037
Purchases of treasury shares	(3,553)	(7,135)
Sale of treasury shares	3,344	6,678
Additional Equity Components (AT1) issued	0	0
Purchases of Additional Equity Components (AT1)	(203)	(145)
Sale of Additional Equity Components (AT1)	215	147
Coupon on additional equity components, pre tax	(315)	(335)
Dividends paid to noncontrolling interests	(8)	(11)
Net change in noncontrolling interests	1,199	(38)
Cash dividends paid to Deutsche Bank shareholders	(227)	(392)
Other, net	52	0

Net cash provided by (used in) financing activities	(3,222)	6,326

Net effect of exchange rate changes on cash and cash equivalents	727	(4,538)

Net increase (decrease) in cash and cash equivalents	(35,682)	22,377

Deutsche Bank	Consolidated Statement of Cash Flows (unaudited)
Interim Report as of September 30, 2018	Earnings per Common Share

	Nine months ended
in € m.	Sep 30, 2018	Sep 30, 2017
Cash and cash equivalents at beginning of period	229,025	185,649
Cash and cash equivalents at end of period	193,343	208,028

Net cash provided by (used in) operating activities including

Income taxes paid (received), net	203	540
Interest paid	9,430	8,185
Interest received	16,751	15,986
Dividends received	2,033	1,669

Cash and cash equivalents comprise

Cash and central bank balances (not included Interest-earning time deposits with central banks)	186,870	201,291
Interbank balances (w/o central banks) (not included: time deposits of € 17 billion as of September 30, 2018, and € 7.2 billion as of September 30, 2017)	6,473	6,737

Total	193,343	208,028

[1]

Included are senior long-term debt issuances of € 4.5 billion and € 3.7 billion and repayments and extinguishments of € 4.0 billion and € 3.1 billion through September 30, 2018 and September 30, 2017, respectively.

[2]	Included are issuances of € 21.5 billion and € 26.8 billion and repayments and extinguishments of € 26.9 billion and € 35.8 billion through September 30, 2018 and September 30, 2017, respectively.
[3]	Non-cash changes for Subordinated Long Term Debt are € (43) million in total and driven by FX movements of € 106 million and FV changes of € (157) million.
[4]	Non-cash changes for Trust Preferred Securities are € 386 million in total and driven by FX movements of € 142 million and FV changes of € 184 million.

Deutsche Bank	Basis of Preparation (unaudited)
Interim Report as of September 30, 2018	Earnings per Common Share

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”, “Deutsche Bank” or “DB”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Some IFRS disclosures incorporated in the Management Report are an integral part of the consolidated interim financial statements. These include the Segmental Results of Operations of the Segmental Information note which is presented in the Operating and Financial Review: Segmental Results of the Management Report. The presentation of this information is in compliance with IAS 34 and IFRS 8, “Operating Segments”.

Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2017, for which the same accounting policies and critical accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in the section “Impact of Changes in Accounting Principles” and “IFRS 9 Transition Impact Analysis”.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities.

These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Discount Rate for Defined Benefit Pension Plans: In 2017 the Group moved to a more standardized, simpler approach to set its discount rate used to value its defined benefit plans in the eurozone; similar approaches are generally accepted and are already used for the Group’s other major pension plans in the United Kingdom and the United States. The refinement resulted in no change in the discount rate and so no effect on the Group’s Consolidated Statement of Comprehensive Income in 2017.

Adjustment of Impairment Methodology for Shipping Loans: In the third quarter of 2017, the Group adjusted the parameters for shipping loans being assessed for impairment under a going concern or gone concern scenario. This change in parameters resulted in a change in the estimated impairment charge of € 70 million increase. The Group also revised its general haircut applied to shipping loans with gone concern exposures, which also resulted in a change in estimate of € 36 million additional impairment. These changes in estimates are reflected in the allowance for credit losses.

Home Savings Contracts: In the second quarter of 2018, the Group changed its accounting policy for the obligations related to interest bonuses on home savings contracts. Such bonuses are typically paid to depositors who abstain from entering into a mortgage loan when qualifying for utilization and decide to terminate the contract and receive repayment of the deposit amount plus accrued interest and bonus coupon. Previously, the Group accounted for the obligation to pay an interest bonus as a provision under IAS 37. Developments in market practice resulted in the Group analyzing its accounting policy and deciding to account for the home savings deposit, in its entirety, in accordance with IFRS 9 as it provides more reliable and relevant information about the product. The change in accounting policy resulted in a reclassification of € 1.1 billion and € 1.1 billion from Provisions to Deposits in the Group’s Consolidated Balance Sheet as of June 30, 2018, and December 31, 2017, respectively. The remeasurement of the obligations related to interest bonuses under IFRS 9 compared to IAS 37 resulted in an immaterial effect on the Group’s Consolidated Statement of Comprehensive Income and the Group’s total shareholders’ equity in the current and all comparative periods; and therefore were not adjusted.

Deutsche Bank	Impact of Changes in Accounting Principles (unaudited)
Interim Report as of September 30, 2018	New Accounting Pronouncements

Impact of Changes in Accounting Principles (unaudited)

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been applied in the preparation of these condensed consolidated interim financial statements.

IFRS 2 Share-based Payments

On January 1, 2018, the Group adopted amendments to IFRS 2, “Share-based Payment” which clarify the accounting for certain types of share-based payment transactions. The amendments which were developed through the IFRS Interpretations Committee clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments did not have a material impact on the Group’s consolidated financial statements.

IFRS 9 Financial Instruments

On January 1, 2018, the Group adopted IFRS 9 “Financial Instruments”, which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements on how an entity should classify and measure financial assets, requires changes to the reporting of ‘own credit’ with respect to issued debt liabilities that are designated at fair value, replaces the rules for impairment of financial assets and amends the requirements for hedge accounting. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. Please refer to the “IFRS 9 Transition Impact Analysis” section for the impact on the Group’s consolidated financial statements.

In the second quarter of 2018, the Group adopted the amendments to IFRS 9 “Prepayment Features with Negative Compensation”. The amendments did not have a material impact on the IFRS 9 Transition Impact Analysis.

IFRS 15 Revenue from Contracts with Customers

On January 1, 2018, the Group adopted IFRS 15, “Revenue from Contracts with Customers”, which specifies how and when revenue is recognized, but does not impact income recognition related to financial instruments in scope of IFRS 9. The new requirements replace several other IFRS standards and interpretations that governed revenue recognition under IFRS and provides a single, principles-based five-step model to be applied to all contracts with customers. The Standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 15 did not have a material impact on the Group’s consolidated financial statements.

New Accounting Pronouncements

The following accounting pronouncements which are relevant to the Group were not effective as of September 30, 2018 and therefore have not been applied in preparing these condensed consolidated interim financial statements.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, “Leases”, which introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. There will be only minor changes to the current accounting for lessors. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The standard has been endorsed by the EU. The Group has an IFRS 16 implementation project and based on the current status, the potential impact upon adoption may result in an approximately € 4.5 billion increase in the balance sheet related to the recognition of right of use assets and corresponding liabilities. This estimate may change as the Group completes its implementation project in the last quarter of 2018.

Deutsche Bank	Deutsche Bank’s Ownership Interest following Initial Public Offering of DWS shares
Interim Report as of September 30, 2018	New Accounting Pronouncements

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17, “Insurance Contracts”, which establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. IFRS 17 replaces IFRS 4 which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner, benefiting both investors and insurance companies. Insurance obligations will be accounted for using current values – instead of historical cost. The information will be updated regularly, providing more useful information to users of financial statements. IFRS 17 is effective for annual periods beginning on or after January 1, 2021. Based on the Group’s current business activities it is expected that IFRS 17 will not have a material impact on the Group’s consolidated financial statements. The standard has yet to be endorsed by the EU.

Improvements to IFRS 2015-2017 Cycles

In December 2017, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement project for the 2015-2017 cycles. This comprises amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to IFRS 3 “Business combinations”, IAS 12 “Income taxes” and “IAS 23 Borrowing costs”. The amendments will be effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Group expects that the amendments will not have a material impact on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

Deutsche Bank’s Ownership Interest following Initial Public Offering of DWS shares

Deutsche Bank announced on February 26, 2018 its intention to proceed with the planned Initial Public Offering (“IPO”) of its subsidiary DWS Group GmbH & Co. KGaA (“DWS”) on the regulated market of the Frankfurt Stock Exchange. The IPO consisted purely of the sale of existing shares directly held by DWS’s sole shareholder, DB Beteiligungs Holding GmbH, a 100 % subsidiary of Deutsche Bank AG. The total placement volume is comprised of 44.5 million DWS shares including over-allotments (greenshoe) of 4.5 million shares.

As announced on March 22, 2018, the placement price for shares offered in the IPO had been set at € 32.50 per share. As of March 31, 2018, 40.0 million DWS shares were sold to new investors. Based on the placement price, the market capitalization of DWS amounted to € 6.5 billion. Deutsche Bank received gross proceeds of € 1.3 billion from the placement of DWS shares, resulting in investors other than Deutsche Bank holding 20.0 % of DWS. Subsequently, Deutsche Bank remains DWS’s majority shareholder post IPO.

The final carrying amount of DWS’ net assets in the Group’s consolidated financial statements on the date of the IPO was € 6.0 billion. This includes the net assets from the U.S. Asset Management business transferred to DWS on April 2, 2018 which was subject to contractually binding agreements between the Group entities involved and constituted an element of the offering.

The following table summarizes the effect of changes in Deutsche Bank’s ownership interest in DWS and their impact on shareholders’ equity at the end of the reporting period:

in € m.	2018
Deutsche Bank’s ownership interest at the time of the IPO	5,991

Net decrease in Deutsche Bank’s ownership interest	(1,229)

Deutsche Bank’s share of net income or loss	166

Deutsche Bank’s share of other comprehensive income	119

Deutsche Bank’s share of other equity changes	27

Deutsche Bank’s ownership interest in DWS at the end of the reporting period	5,074

Excess amount from the IPO	74

Total effect on shareholders’ equity from a change in Deutsche Bank’s ownership interest in DWS, at the end of the reporting period	5,148

By the end of the stabilization period (April 20, 2018), out of the total greenshoe volume of 4.5 million shares, 1,018,128 shares were allocated to new shareholders, which increased the proportion of outside shareholders in DWS to 20.51%.

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of September 30, 2018	Classification and Measurement Implementation

IFRS 9 Transition Impact Analysis

The purpose of this section is to describe the key aspects of the changes following the adoption of IFRS 9 with regards to classification and measurement and impairment as well as to provide an overview of the impact on key ratios, regulatory capital, Total Shareholders’ Equity and Risk Weighted Assets (RWA) at Deutsche Bank. This section provides a movement analysis from IAS 39 reported numbers as included in the Deutsche Bank Annual Report 2017 to IFRS 9 numbers as adopted from January 1, 2018. Further information on the implementation of IFRS 9 can be found in Deutsche Bank’s IFRS 9 Transition Report published on April 19, 2018.

The transition rules of IFRS 9 do not require a retrospective application to prior periods, accordingly the initial adoption effect is reflected in the opening balance of Shareholders’ equity for the financial year 2018. Comparative periods in the notes in the following chapters of this report are presented in the structure according to IAS 39.

Classification and Measurement Implementation

IFRS 9 requires the classification of financial assets to be determined based on both the business model used for managing the financial assets and the contractual cash flow characteristics of the financial asset (also known as SPPI). There was no change from IAS 39 to IFRS 9 for the classification and measurement of financial liabilities.

Business Model

There are three business models available under IFRS 9:

–	Hold to Collect - Financial assets held with the objective to collect contractual cash flows.
–	Hold to Collect and Sell - Financial assets held with the objective of both collecting contractual cash flows and selling financial assets.
–	Other - Financial assets held with trading intent or that do not meet the criteria of either “Hold to collect” or “Hold to collect and sell”.

The assessment of business model requires judgment based on facts and circumstances at the date of the assessment. Deutsche Bank has considered quantitative factors (e.g., the expected frequency and volume of sales) and qualitative factors such as how the performance of the business model and the financial assets held within that business model are evaluated and reported to Deutsche Bank’s key management personnel; the risks that affect the performance of the business model and the financial assets held within that business model, in particular, the way in which those risks are managed; and how managers of the business are compensated (e.g., whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected).

Solely Payments of Principal and Interest (SPPI)

If a financial asset is held in either a Hold to Collect or a Hold to Collect and Sell business model, then an assessment to determine whether contractual cash flows are solely payments of principal and interest on the principal amount outstanding at initial recognition is required to determine the classification.

Contractual cash flows, that are SPPI on the principal amount outstanding, are consistent with a basic lending arrangement. Interest is consideration for the time value of money and the credit risk associated with the principal amount outstanding during a particular period of time. It can also include consideration for other basic lending risks (e.g., liquidity risk) and costs (e.g., administrative costs) associated with holding the financial asset for a particular period of time; and a profit margin that is consistent with a basic lending arrangement.

Financial Assets at Amortized Cost

A financial asset is classified and subsequently measured at amortized cost, unless designated under the fair value option, if the financial asset is held in a Hold to Collect business model and the contractual cash flows are SPPI.

Under this measurement category, the financial asset is measured at fair value at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and adjusted for any impairment allowance.

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of September 30, 2018	Impairment Implementation

Financial Assets at Fair Value through Other Comprehensive Income

A financial asset shall be classified and measured at fair value through other comprehensive income (FVOCI), unless designated under the fair value option, if the financial asset is held in a Hold to Collect and Sell business model and the contractual cash flows are SPPI.

Under FVOCI, a financial asset is measured at its fair value with any movements being recognized in Other Comprehensive Income (OCI) and is assessed for impairment under the new expected credit loss (ECL) model. The foreign currency translation effect for FVOCI assets is recognized in profit or loss, as is the interest component by using the effective interest method. The amortization of premiums and accretion of discount are recorded in net interest income. Realized gains and losses are reported in net gains (losses) on financial assets at FVOCI. Generally, the weighted-average cost method is used to determine the cost of FVOCI financial assets.

It is possible to designate non trading equity instruments as FVOCI. However, this category is expected to have limited usage by the Group and has not been used to date.

Financial Assets at Fair Value through Profit and Loss

Any financial asset that is held for trading or that does not fall into the Hold to Collect nor Hold to Collect and Sell business models shall be assigned into the Other business model and is measured at fair value through profit or loss (FVTPL).

Additionally, any instrument for which the contractual cash flow characteristics are not SPPI must be measured at FVTPL, even if held in a Hold to Collect or Hold to Collect and Sell business model.

Financial instruments are included in the Other business model and held for trading if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Trading assets include debt and equity securities, derivatives held for trading purposes, commodities and trading loans. Trading liabilities consist primarily of derivative liabilities and short positions.

Financial Assets Designated at Fair Value through Profit or Loss

At initial recognition, Deutsche Bank may irrevocably designate a financial asset that would otherwise be measured subsequently at amortized cost or FVOCI, as measured at FVTPL, if such designation eliminates or significantly reduces a recognition and measurement inconsistency (i.e. accounting mismatch) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on a different basis.

Impairment Implementation

The impairment requirements of IFRS 9 apply to all debt instruments that are measured at amortized cost or FVOCI, and to off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as “Financial Assets”). This contrasts to the IAS 39 impairment model which was not applicable to loan commitments and financial guarantee contracts, as these were instead covered by International Accounting Standard 37: “Provisions, Contingent Liabilities and Contingent Assets” (IAS 37).

The determination of impairment losses and allowance moves from an incurred credit loss model whereby credit losses are recognized when a defined loss event occurs under IAS 39, to an expected credit loss model under IFRS 9, where provisions are taken upon initial recognition of the Financial Asset, based on expectations of potential credit losses at the time of initial recognition. Under IFRS 9, the Group first evaluates individually whether objective evidence of impairment exists for loans that are individually significant. It then collectively assesses loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment available under the individual assessment.

Staged Approach to the Determination of Expected Credit Losses

IFRS 9 introduces a three stage approach to impairment for Financial Assets that are performing at the date of origination or purchase. This approach is summarized as follows:

–

Stage 1: The Group recognizes a credit loss allowance at an amount equal to 12-month expected credit losses. This represents the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date, assuming that credit risk has not increased significantly after initial recognition.

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of September 30, 2018	Impairment Implementation

–

Stage 2: The Group recognizes a credit loss allowance at an amount equal to lifetime expected credit losses (LTECL) for those Financial Assets which are considered to have experienced a significant increase in credit risk since initial recognition. This requires the computation of ECL based on lifetime probability of default (LTPD) that represents the probability of default occurring over the remaining lifetime of the Financial Asset. Allowance for credit losses are higher in this stage because of an increase in credit risk and the impact of a longer time horizon being considered compared to 12 months in Stage 1.

–

Stage 3: The Group recognizes a loss allowance at an amount equal to lifetime expected credit losses, reflecting a Probability of Default (PD) of 100%, via the recoverable cash flows for the asset, for those Financial Assets that are credit-impaired. The Group’s definition of default is aligned with the regulatory definition. The treatment of loans in Stage 3 remains substantially the same as the treatment of impaired loans under IAS 39 except for homogeneous portfolios.

Financial Assets that are credit-impaired upon initial recognition are categorized within Stage 3 with a carrying value already reflecting the lifetime expected credit losses. The accounting treatment for these purchased or originated credit-impaired (POCI) assets is discussed further below.

Significant Increase in Credit Risk

Under IFRS 9, when determining whether the credit risk (i.e., risk of default) of a Financial Asset has increased significantly since initial recognition, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes quantitative and qualitative information based on the Group’s historical experience, credit risk assessment and forward-looking information (including macro-economic factors). The assessment of significant credit deterioration is key in determining when to move from measuring an allowance based on 12-month ECLs to one that is based on lifetime ECLs (i.e., Stage 1 to Stage 2). The Group’s framework aligns with the internal CRM process and covers rating related and process related indicators.

Credit Impaired Financial Assets in Stage 3

The Group has aligned its definition of credit impaired under IFRS 9 to when a Financial Asset has defaulted for regulatory purposes, according to the Capital Requirements Regulation (CRR) under Art. 178.

The determination of whether a Financial Asset is credit impaired focusses exclusively on default risk, without taking into consideration the effects of credit risk mitigants such as collateral or guarantees. Specifically, a Financial Asset is credit impaired and in Stage 3 when:

–

The Group considers the obligor is unlikely to pay its credit obligations to the Group. Determination may include forbearance actions, where a concession has been granted to the borrower or economic or legal reasons that are qualitative indicators of credit impairment; or

–	Contractual payments of either principal or interest by the obligor are past due by more than 90 days.

For Financial Assets considered to be credit impaired, the ECL allowance covers the amount of loss the Group is expected to suffer. The estimation of ECLs is done on a case-by-case basis for non-homogeneous portfolios, or by applying portfolio based parameters to individual Financial Assets in these portfolios via the Group’s ECL model for homogeneous portfolios.

Forecasts of future economic conditions when calculating ECLs are considered. The lifetime expected losses are estimated based on the probability-weighted present value of the difference between 1) the contractual cash flows that are due to the Group under the contract; and 2) the cash flows that the Group expects to receive.

A Financial Asset can be classified as in default but without an allowance for credit losses (i.e., no impairment loss is expected). This may be due to the value of collateral. The Group’s engine based ECL calculation is conducted on a monthly basis, whereas the case-by-case assessment of ECL in Stage 3 for our non-homogeneous portfolio has to be performed at least on a quarterly basis within our dedicated application.

Purchased or Originated Credit Impaired Financial Assets in Stage 3

A Financial Asset is considered purchased or originated credit-impaired if there is objective evidence of impairment at the time of initial recognition (i.e., rated in default by Credit Risk Management, CRM). Such defaulted Financial Assets are termed POCI Financial Assets. Typically the purchase price or fair value at origination embeds expectations of lifetime expected credit losses and therefore no separate credit loss allowance is recognized on initial recognition. Subsequently, POCI Financial Assets are measured to reflect lifetime expected credit losses, and all subsequent changes in lifetime expected credit losses, whether positive or negative, are recognized in the income statement as a component of the provision for credit losses. POCI Financial Assets can only be classified in Stage 3.

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of September 30, 2018	Key Ratios

Write-Offs

The Group reduces the gross carrying amount of a Financial Asset when there is no reasonable expectation of recovery, which is materially unchanged compared to IAS 39. Write-offs can relate to a Financial Asset in its entirety, or to a portion of it, and constitute a derecognition event.

Interest Income Calculation

For Financial Assets in Stage 1 and Stage 2, the Group calculates interest income by applying the Effective Interest Rate (EIR) to the gross carrying amount (i.e., without deduction for ECLs). Interest income for financial assets in Stage 3 is calculated by applying the EIR to the amortized cost (i.e., the gross carrying amount less the credit loss allowance). For Financial Assets classified as POCI only, interest income is calculated by applying a credit-adjusted EIR (based on an initial expectation of further credit losses) to the amortized cost of these POCI assets. As a result of the amendments to International Accounting Standard 1: “Presentation of Financial Statements” (IAS 1) following IFRS 9, the Group will present interest revenue calculated using the EIR method separately in the income statement.

The EAD over the lifetime of a Financial Asset is modelled taking into account expected repayment profiles. We apply specific Credit Conversion Factors (CCFs) in order to calculate an EAD value. Conceptually, the EAD is defined as the expected amount of the credit exposure to a counterparty at the time of its default. In instances where a transaction involves an unused limit, a percentage share of this unused limit is added to the outstanding amount in order to appropriately reflect the expected outstanding amount in case of a counterparty default. This reflects the assumption that for commitments the utilization at the time of default might be higher than the utilization under IAS 39. When a transaction involves an additional contingent component (i.e., guarantees) a further percentage share is applied as part of the CCF model in order to estimate the amount of guarantees drawn in case of default. The calibrations of such parameters are based on statistical experience as well as internal historical data and consider counterparty and product type specifics.

Hedge Accounting

IFRS 9 incorporates new hedge accounting rules that intend to better align hedge accounting with risk management practices. Generally, some restrictions under IAS 39 rules have been removed and a greater variety of hedging instruments and hedged items become available for hedge accounting. IFRS 9 includes an accounting policy choice to defer the adoption of IFRS 9 hedge accounting and to continue with IAS 39 hedge accounting. The Group has decided to exercise this accounting policy choice and did not adopt IFRS 9 hedge accounting as of January 1, 2018. However, the Group will implement the revised hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 “Financial Instruments: Disclosures”’.

Reconciliation

Key Ratios

Key Ratios	IAS 39 as of Dec 31, 2017	IFRS 9 as of Jan 1, 2018[1]
CET 1 ratio fully loaded	14.0%	13.9%
Leverage Ratio fully loaded	3.8%	3.8%
Leverage Ratio phase-in	4.1%	4.1%

1 Pro forma.

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of September 30, 2018	Impact on Regulatory Capital, RWA, and Leverage Exposure

Impact on Regulatory Capital, RWA, and Leverage Exposure

Fully loaded

in € m.	Total shareholders’ equity per accounting balance sheet	Common Equity Tier 1 capital	Tier 1 Capital
Balance as of Dec 31, 2017	63,174	48,300	52,921
IFRS 9 changes from	(870)	(870)	(870)
Classification and Measurement	(193)	(193)	(193)
Impairments	(677)	(677)	(677)
Tax effects from	199	199	199
Classification and Measurement	65	65	65
Impairments	134	134	134
IFRS 9 impact net of tax	(671)	(671)	(671)
Changes to regulatory deductions
Negative amounts resulting from the calculation of expected loss amounts		278	278
Balance as of Jan 1, 2018[1]	62,503	47,907	52,528
[1] Pro forma.
in € bn		Risk Weighted Assets	Leverage Exposure
Balance as of Dec 31, 2017		344	1,395
Changes from		0	0
DTA RWA / Change of Total Assets		1	(1)
SA RWA/ Lower Deductions		0	0
Balance as of Jan 1, 2018[1]		345	1,395
Ratios as of Dec 31, 2017		14.0%	3.8%
Ratios as of Jan 1, 2018[1]		13.9%	3.8%
Change in bps		(13)	(3)
[1] Pro forma.

Transitional rules
in € m.	Total shareholders’ equity per accounting balance sheet	Common Equity Tier 1 capital	Tier 1 Capital
Balance as of Dec 31, 2017	63,174	50,808	57,631
IFRS 9 changes from	(870)	(870)	(870)
Classification and Measurement	(193)	(193)	(193)
Impairments	(677)	(677)	(677)
Tax effects from	199	199	199
Classification and Measurement	65	65	65
Impairments	134	134	134
IFRS 9 impact net of tax	(671)	(671)	(671)
Changes to regulatory deductions
Negative amounts resulting from the calculation of expected loss amounts		223	278
Balance as of Jan 1, 2018[1]	62,503	50,359[2]	57,238
[1] Pro forma. [2] Pro forma view considering 80 % phase-in according to CRR transitional rules.
in € bn		Risk Weighted Assets	Leverage Exposure
Balance as of Dec 31, 2017		343	1,396
Changes from		0	0
DTA RWA / Change of Total Assets		1	0
SA RWA/ Lower Deductions		0	0
Balance as of Jan 1, 2018[1]		344	1,396
Ratios as of Dec 31, 2017		14.8%	4.1%
Ratios as of Jan 1, 2018[1]		14.6%	4.1%
Change in bps		(15)	(3)

1 Pro forma.

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of September 30, 2018	Classification and Measurement

Classification and Measurement

The following table provides an overview of the impact of the changes to total assets under classification and measurement, excluding allowances for On- and Off-Balance Sheet positions, affected by IFRS 9.

in € m.	IAS 39 carrying amount Dec 31, 2017 (i)	Reclassifications (ii)	Remeasurements (iii)	IFRS 9 carrying amount Jan 1, 2018 (iv=i+ii+iii)
Fair Value through Profit or Loss
From Available for Sale (IAS 39)	-	2,535	(3)	-
From Amortized Cost (IAS 39)	-	41,914	(3)	-
To Amortized Cost (IFRS 9)	-	(5,900)	-	-
To Fair Value through Other Comprehensive Income (IFRS 9)	-	(6,508)	-	-
Total Fair Value through Profit or Loss	636,970	32,041	(6)	669,004
Fair Value through Other Comprehensive Income
From Available for Sale (IAS 39)	-	41,219	(104)	-
From Amortized Cost (IAS 39)	-	9,943	64	-
From Fair Value through Profit or Loss (IAS 39)	-	6,508	-	-
To Amortized Cost (IFRS 9)	-	-	-	-
To Fair Value through Profit or Loss (IFRS 9)	-	-	-	-
Total Fair Value through Other Comprehensive Income	-	57,671	(40)	57,631
Amortized Cost
From Amortized Cost (IAS 39)	-	-	-	-
From Available for Sale (IAS 39)	-	5,642	24	-
From Fair Value through Profit or Loss (IAS 39)	-	5,900	(184)	-
To Fair Value through Other Comprehensive Income (IFRS 9)	-	(6,773)	-	-
To Fair Value through Profit or Loss (IFRS 9)	-	(41,914)	-	-
Total Amortized Cost	780,721	(37,145)	(159)	743,417
Tax Assets	8,396	-	230	8,626
Available for Sale (IAS 39)	49,397	(49,397)	-	-
Held to Maturity (IAS 39)	3,170	(3,170)	-	-
Total Financial Asset balances affected by IFRS 9, Reclassifications and Remeasurements	1,478,654	0	24	1,478,678

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of September 30, 2018	Impairment

Impairment

The following table provides an overview of the impact of the changes to allowances for On- and Off-Balance Sheet positions affected by IFRS 9.

in € m.	IAS 39 Allowance for On-and Off- Balance Sheet positions as at Dec 31, 2017 (i)	Changes due to reclassifications (ii)	Changes due to the introduction of the IFRS 9 ECL model (iii)	IFRS 9 Allowance for On-and Off- Balance Sheet Positions as at Jan 1, 2018 (iv=i+ii+iii)
Fair Value through profit or loss
From available for sale (IAS 39)	-	-	-	-
From amortized cost (IAS 39)	-	-	-	-
To amortized cost (IFRS 9)	-	-	-	-
To fair value through other comprehensive income (IFRS 9)	-	-	-	-
Total Fair Value through Profit or Loss	-	-	-	-
Fair Value through other comprehensive income
From available for sale (IAS 39)	-	-	12	12
From amortized cost (IAS 39)	-	-	-	-
From fair value through profit or loss (IAS 39)	-	-	-	-
To amortized cost (IFRS 9)	-	-	-	-
To fair value through profit or loss (IFRS 9)	-	-	-	-
Total Fair Value through Other Comprehensive Income	-	-	12	12
Amortized cost
From amortized cost (IAS 39)	3,856	-	737	4,594
From available for sale (IAS 39)	-	-	-	-
From fair value through profit or loss (IAS 39)	-	-	9	9
To fair value through other comprehensive income (IFRS 9)	10	(10)	-	-
To fair value through profit or loss (IFRS 9)	55	(55)	-	-
Total Amortized Cost	3,921	(65)	746	4,603
Total On Balance Sheet Positions affected by IFRS 9 ECL Model	3,921	(65)	758	4,615
Off Balance Sheet	285	-	(6)	280
Total On- and Off Balance Sheet Positions affected by IFRS 9 ECL Model	4,207	(65)	753	4,894

Deutsche Bank	Segment Information (unaudited)
Interim Report as of September 30, 2018	Business Segments

Segment Information (unaudited)

The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Business Segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. Generally, restatements due to changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

Our business operations are organized under the divisional structure comprising the following divisions:

–	Corporate & Investment Bank (“CIB”)
–	Private & Commercial Bank (“PCB”)
–	Asset Management (“AM”)

The key changes compared to Deutsche Bank’s previously reported segmental information are outlined below.

In the first quarter of 2018, the definition of CIB’s ‘Sales & Trading (FIC)’ revenue category has been updated to improve alignment with peer reporting and enable more relevant comparisons. As a result, the category ‘Financing’ ceased to exist and the majority of revenues previously reported under that category, for the year 2017 more than 95%, has been moved into the ‘Sales & Trading (FIC)’ category and the remainder into “Other”. In the second quarter revenues related to Listed Derivatives & Clearing have been transferred from Sales & Trading (FIC) to Sales & Trading (Equities) to better align to the priorities of the business. The presentation of comparison periods has been adjusted accordingly.

In May 2018, Deutsche Bank successfully merged Postbank and Deutsche Bank’s private & commercial clients business in Germany into DB Privat- und Firmenkundenbank AG. After the agreement to sell our retail business in Portugal and agreement for the partial sale of the Polish retail business in the first quarter of 2018, revenues from these Private and Commercial Clients International (PCCI) businesses, as well as Hua Xia Bank and the PCS disposed business are reported in a separate category to better reflect our exited businesses. As a result, from second quarter of 2018, PCB revenues are now reported as follows:

–	Private and Commercial Business (Germany),
–	Private and Commercial Business (International), which covers operations in Belgium, India, Italy and Spain,
–	Wealth Management (Global), and
–	Exited businesses, which covers operations in Poland and Portugal as well as Private Client Services (PCS) and Hua Xia Bank in historical periods.

The presentation of comparison periods has been adjusted accordingly.

In March 2017, Deutsche Bank announced its intention to pursue an initial public offering (IPO) of Deutsche Asset Management, which was completed in March 2018. Since March 23, 2018, shares of the holding company DWS Group GmbH & Co. KGaA are listed on the Frankfurt stock exchange. The corporate division “Deutsche Asset Management” was renamed “Asset Management” during the first quarter 2018.

From 2018 onwards Infrastructure expenses are allocated to the corporate divisions based on Plan. Any difference between Plan and Actual allocations is captured centrally within “Corporate & Other”. Infrastructure expenses relating to shareholder activities as defined in the OECD Transfer Pricing Guidelines, i.e. costs for specific group functions, are no longer allocated to segments, but instead held centrally and reported under ‘Corporate & Other (C&O)’, formerly ‘Consolidation & Adjustments (C&A)’. In 2017 these infrastructure expenses amounted to approximately € 370 million. The presentation of comparison periods has been adjusted accordingly. All categories previously reported under C&A, including valuation and timing differences as well as treasury-related and corporate items not allocated to the divisions, remain in C&O.

Deutsche Bank	Segment Information (unaudited)
Interim Report as of September 30, 2018	Segmental Results of Operations

Capital Expenditures and Divestitures

During the first nine months of 2018, the Group has made the following capital expenditures or divestitures:

In early October 2017, Deutsche Bank Group signed a binding agreement to sell a unit of the Global Transaction Banking division, to Apex Group Limited. In June 2018 the transaction was successfully completed.

In December 2017, the Group entered into an agreement to sell its Polish Private & Commercial Banking business, excluding its foreign currency denominated retail mortgage portfolio, together with DB Securities S.A., to Santander Bank Polska. The transaction is expected to close in the fourth quarter 2018.

In March 2018, Deutsche Bank Group entered into an agreement to sell its Portuguese Private & Commercial Clients business to Abanca Corporación Bancaria S.A. The transaction is expected to be closed in the first half of 2019 and is subject to all required approvals, regulatory notifications, corporate consents and other conditions.

On October 26, 2016, Deutsche Bank entered into an agreement to sell its Mexican bank and broker dealer subsidiaries to InvestaBank S.A., Institución de Banca Múltiple. Closing of the transaction was originally expected in the first half of 2018, but remains subject to regulatory approvals and other customary conditions. In line with the target to rationalize footprint, announced in October 2015, the Mexican entities remain part of the footprint rationalization.

Allocation of Average Shareholders’ Equity

Since 2017, Shareholders’ equity is fully allocated to the Group’s segments based on the regulatory capital demand of each segment and is no longer capped at the amount of shareholders’ equity required to meet the externally communicated targets for the Group’s Common Equity Tier 1 ratio and the Group’s Leverage ratio. Regulatory capital demand reflects the combined contribution of each segment to the Group’s Common Equity Tier 1 ratio, the Group’s Leverage ratio and the Group’s Capital Loss under Stress. Contributions in each of the three dimensions are weighted to reflect their relative importance and level of constraint for the Group. Contributions to the Common Equity Tier 1 ratio and the Leverage ratio are measured though Risk-Weighted Assets (RWA) and Leverage Ratio Exposure (LRE) assuming full implementation of CRR/CRD 4 rules. The Group’s Capital Loss under Stress is a measure of the Group’s overall economic risk exposure under a defined stress scenario. Goodwill and other intangibles continue to be directly attributed to the Group’s segments in order to allow the determination of allocated tangible shareholders’ equity and the respective returns. Shareholders’ equity and tangible shareholders’ equity is allocated on a monthly basis and averaged across quarters and for the full year. All reported periods for 2016 and 2017 have been restated.

The difference between the spot values of the segments and the average Group amount is captured in C&O.

For purposes of the 2017 average shareholders’ equity allocation the Non-Core Operations Unit (NCOU) balances from year-end 2016 have been allocated to Corporate & Other (C&O) as the Non-Core Operations Unit (NCOU) has ceased to exist as a separate corporate division from 2017 onwards.

Segmental Results of Operations

For the results of the business segments, including the reconciliation to the consolidated results of operations under IFRS, please see “Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations” of this Interim Report.

Deutsche Bank	Information on the Consolidated Income Statement (unaudited)
Interim Report as of September 30, 2018	Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Information on the Consolidated Income Statement (unaudited)

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

	Three months ended		Nine months ended
in € m.	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017

Net interest income[1]	3,356	3,230	9,698	9,368
Trading income[2]	111	481	978	2,995
Net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss	(56)	N/A	(31)	N/A
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	265	177	670	(383)
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	320	658	1,617	2,611

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,677	3,888	11,315	11,979

Sales & Trading (Equity)	375	386	1,240	1,292
Sales & Trading (FIC)	1,244	1,514	4,120	5,319
Total Sales & Trading	1,619	1,900	5,360	6,611
Global Transaction Banking	464	495	1,371	1,470
Remaining Products	(205)	(220)	(370)	(888)
Corporate & Investment Bank	1,878	2,175	6,360	7,193

Private & Commercial Bank	1,572	1,514	4,675	4,580

Asset Management	26	(14)	6	15

Corporate & Other	201	213	275	192

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,677	3,888	11,315	11,979

[1]

Prior period comparatives have been restated. € 157 million for quarter ended September 30, 2017 and € 193 million for nine months ended September 30, 2017 were reclassified from Net interest income to Other Income.

[2]	Trading income includes gains and losses from derivatives not qualifying for hedge accounting.

Net interest income for the three months ended September 30, 2018 and nine months ended September 30, 2018 included € 23 million and € 69 million respectively, which were related to government grants under the Targeted Longer-Term Refinancing Operations II (TLTRO II)-program.

Deutsche Bank	Information on the Consolidated Income Statement (unaudited)
Interim Report as of September 30, 2018	Commissions and Fee Income

Commissions and Fee Income

In the first quarter of 2018, the Group adopted IFRS 15, “Revenue from Contracts with Customers” which requires disaggregation of revenues prior to the deduction of associated expenses.

Disaggregation of revenues by product type and business segment – based on IFRS 15

	Three months ended Sep 30, 2018
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated

Major type of services:

Commissions for administration	71	63	5	(1)	139

Commissions for assets under management	9	66	771	0	846

Commissions for other securities	74	7	0	0	82

Underwriting and advisory fees	351	3	(1)	(2)	350

Brokerage fees	269	223	13	0	505

Commissions for local payments	100	267	0	0	366

Commissions for foreign commercial business	118	34	0	0	151

Commissions for foreign currency/exchange business	2	2	0	0	3

Commissions for loan processing and guarantees	214	62	0	0	277

Intermediary fees	0	132	0	3	135

Fees for sundry other customer services	198	54	31	2	284

Total fee and commissions income	1,405	913	820	2	3,139

Gross expense					(685)

Net fees and commissions					2,454

Prior to adoption of IFRS 15 the Group disclosed total commissions and fee income and expenses on a gross basis annually. For the three months ended September 30, 2017, the disaggregation of commissions and fees into fiduciary activities of € 1.1 billion, commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities of € 632 million and fees for other customer services of € 890 million was reported quarterly on a net basis.

	Nine months ended Sep 30, 2018
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated

Major type of services:

Commissions for administration	221	195	17	(2)	431

Commissions for assets under management	41	196	2,388	0	2,625

Commissions for other securities	216	23	2	0	241

Underwriting and advisory fees	1,324	13	(1)	(23)	1,313

Brokerage fees	943	739	58	0	1,741

Commissions for local payments	310	779	0	(1)	1,087

Commissions for foreign commercial business	358	105	0	(1)	462

Commissions for foreign currency/exchange business	5	5	0	0	10

Commissions for loan processing and guarantees	639	223	0	1	863

Intermediary fees	4	382	0	10	396

Fees for sundry other customer services	578	172	87	2	840

Total fee and commissions income	4,641	2,831	2,551	(13)	10,010

Gross expense					(2,197)

Net fees and commissions					7,813

Prior to adoption of IFRS 15 the Group disclosed total commissions and fee income and expenses on a gross basis annually. For the nine months ended September 30, 2017, the disaggregation of commissions and fees into fiduciary activities of € 3.2 billion, commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities of € 2.3 billion and fees for other customer services of € 2.8 billion was reported on a net basis.

Deutsche Bank	Information on the Consolidated Income Statement (unaudited)
Interim Report as of September 30, 2018	Restructuring

Pensions and Other Post-Employment Benefits

	Three months ended		Nine months ended
in € m.	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017

Service cost	76	81	200	252

Net interest cost (income)	1	2	3	7

Total expenses defined benefit plans	77	83	203	259

Total expenses for defined contribution plans	99	107	323	338

Total expenses for post-employment benefits	176	190	526	597

Employer contributions to mandatory German social security pension plan	57	57	176	179

The Group expects to pay approximately € 350 million in regular contributions to its retirement benefit plans in 2018. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2018.

Discount rate to determine defined benefit obligation

	Sep 30, 2018	Dec 31, 2017

Germany	1.70%	1.70%

UK	2.70%	2.50%

U.S.	4.20%	3.50%

General and Administrative Expenses

	Three months ended		Nine months ended
in € m.	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017

IT costs	939	942	2,865	2,811

Regulatory, Tax & Insurance[1,2]	257	247	1,356	1,254

Occupancy, furniture and equipment expenses	441	447	1,312	1,345

Professional service fees	358	406	1,141	1,248

Banking and transaction charges	191	190	553	544

Communication and data services	168	166	481	523

Travel and representation expenses	72	90	263	284

Marketing expenses	66	74	211	200

Other expenses[3]	151	302	468	581

Total general and administrative expenses	2,642	2,865	8,650	8,789

[1]

Regulatory, Tax & Insurance which comprises Bank levy and Insurance and Deposit protection has been presented separately in order to provide further transparency. In the Interim Report for quarter ended September 30, 2017, these expenses were included within Other expenses.

[2]

Includes bank levy of € 8 million for the three months ended September 30, 2018 and € 24 million for the three months ended September 30, 2017. Bank levy was € 683 million for nine months ended September 30, 2018 and € 585 million for nine months ended September 30, 2017.

[3]

Includes litigation related expenses of € 14 million and € 140 million for the three months ended September 30, 2018 and September 30, 2017, respectively, and € 49 million and € 82 million for nine months ended September 30, 2018 and September 30, 2017, respectively.

Restructuring

Restructuring forms part of the Group’s strategy implementation. We have defined measures that aim to strengthen the bank, position it for growth and simplify its organizational set-up. The measures also target to reduce adjusted costs through higher efficiency, by optimizing and streamlining processes, and by exploiting synergies.

Deutsche Bank	Information on the Consolidated Income Statement (unaudited)
Interim Report as of September 30, 2018	Effective Tax Rate

Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate.

Net restructuring expense by division

	Three months ended		Nine months ended
in € m.	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017

Corporate & Investment Bank	69	(5)	247	94

Private & Commercial Bank	6	(5)	0	(57)

Asset Management	2	(2)	12	2

Total Net Restructuring Charges	77	(12)	259	39

Net restructuring expense by type

	Three months ended		Nine months ended
in € m.	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017

Restructuring – Staff related	74	(13)	259	42
Of which:
Termination Payments	60	(16)	144	22
Retention Acceleration	14	3	108	19
Social Security	1	0	7	1

Restructuring – Non Staff related[1]	3	1	0	(3)

Total net restructuring Charges	77	(12)	259	39

[1]	Contract costs, mainly related to real estate and technology.

Provisions for restructuring amounted to € 571 million and € 597 million as of September 30, 2018 and June 30, 2018, respectively. The majority of the current provisions for restructuring should be utilized in the next two years.

During the three months ended September 30, 2018, 709 full-time equivalent staff were reduced as part of our restructuring program. These reductions were identified within:

Three months ended

Sep 30, 2018

Corporate & Investment Bank	180

Private & Commercial Bank	231

Asset Management	15

Infrastructure	283

Total full-time equivalent staff	709

Effective Tax Rate

2018 to 2017 Three Months Comparison

Income tax expense in the current quarter was € 277 million (third quarter of 2017: € 284 million). The effective tax rate of 55 % was mainly impacted by changes in the recognition and measurement of deferred tax assets and non-tax deductible expenses. The prior year’s quarter effective tax rate was 30%.

2018 to 2017 Nine Months Comparison

Income tax expense in the first nine months of 2018 was € 900 million (first nine months of 2017: € 944 million). The effective tax rate of 55% (first nine months of 2017: 36%) was mainly impacted by non-tax deductible expenses and tax effects related to share based payments.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Financial Assets/Liabilities at Fair Value through Profit or Loss

Information on the Consolidated Balance Sheet (unaudited)

Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Sep 30, 2018	Dec 31, 2017

Trading Financial assets:
Trading assets:
Trading securities	143,933	173,196
Other trading assets[1]	12,363	11,466
Total trading assets	156,295	184,661
Positive market values from derivative financial instruments	323,887	361,032

Total Trading Financial assets	480,183	545,693

Non-trading financial assets mandatory at fair value through profit or loss:
Securities purchased under resale agreements	40,709	N/A
Securities borrowed	25,532	N/A
Loans	12,914	N/A
Other financial assets mandatory at fair value through profit or loss	16,403	N/A

Total Non-trading financial assets mandatory at fair value through profit or loss	95,557	N/A

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	0	57,843
Securities borrowed	0	20,254
Loans	0	4,802
Other financial assets designated at fair value through profit or loss	669	8,377

Total financial assets designated at fair value through profit or loss	669	91,276

Total financial assets at fair value through profit or loss	576,409	636,970

[1]	Includes traded loans of € 11.6 billion and € 10.9 billion at September 30, 2018 and December 31, 2017, respectively.

in € m.	Sep 30, 2018	Dec 31, 2017

Financial liabilities classified as held for trading:
Trading liabilities:
Trading securities	60,620	71,148
Other trading liabilities	502	314
Total trading liabilities	61,121	71,462
Negative market values from derivative financial instruments	309,932	342,726

Total financial liabilities classified as held for trading	371,053	414,189

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	45,284	53,840
Loan commitments	0	8
Long-term debt	6,148	6,439
Other financial liabilities designated at fair value through profit or loss	2,212	3,587

Total financial liabilities designated at fair value through profit or loss	53,643	63,874

Investment contract liabilities	566	574

Total financial liabilities at fair value through profit or loss	425,262	478,636

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Securities Held to Maturity

Financial Assets Available for Sale

in € m.	Sep 30, 2018	Dec 31, 2017

Debt securities	N/A	45,081

Equity securities	N/A	994

Other equity interests	N/A	636

Loans	N/A	2,685

Total financial assets available for sale	N/A	49,397

Financial assets mandatory at fair value through other comprehensive income

in € m.	Sep 30, 2018	Dec 31, 2017

Securities purchased under resale agreement	1,789	N/A

Debt securities	43,067	N/A

Loans	4,804	N/A

Total financial assets mandatory at fair value through other comprehensive income	49,660	N/A

Securities Held to Maturity

In the first quarter of 2016, the Group began to use the Held to Maturity category to more appropriately present income and capital volatility in its banking book. In addition to managing the Group’s existing banking book exposure to interest rates, this accounting classification supports certain of the Group’s asset liability management objectives, e.g. maturity transformation.

The Group reclassified € 3.2 billion of securities held Available for Sale to Held to Maturity investments effective January 4, 2016. All reclassified assets are high quality Government, supranational and agency bonds and are managed by Group Treasury as part of the Group’s Strategic Liquidity Reserve.

Carrying values and fair values of financial assets reclassified from Available for Sale to Held to Maturity

	Sep 30, 2018		Dec 31, 2017
in € m.	Carrying value (CV)	Fair Value (FV)	Carrying value (CV)	Fair Value (FV)

Debt securities reclassified:
G7 Government bonds	N/A	N/A	423	434
Other Government, supranational and agency bonds	N/A	N/A	2,747	2,804

Total financial assets reclassified to Held-to-Maturity	N/A	N/A	3,170	3,238

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Financial Instruments carried at Fair Value

Financial Instruments carried at Fair Value

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These include: government bonds, exchange-traded derivatives and equity securities traded on active and liquid exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (CDO); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (ABS); illiquid CDO’s (cash and synthetic); monoline exposures; some private equity placements; many commercial real estate (CRE) loans; illiquid loans; and some municipal bonds.

Carrying value of the financial instruments held at fair value1

	Sep 30, 2018			Dec 31, 2017
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)

Financial assets held at fair value:
Trading assets	85,582	61,741	8,973	106,075	69,543	9,043
Trading securities	85,294	54,913	3,725	105,792	62,770	4,634
Other trading assets	288	6,827	5,248	283	6,773	4,409
Positive market values from derivative financial instruments	7,388	308,577	7,922	12,280	341,413	7,340
Non-trading financial assets mandatory at fair value through profit or loss	6,729	83,741	5,087	N/A	N/A	N/A
Financial assets designated at fair value through profit or loss	103	566	0	6,547	83,242	1,488
Financial assets mandatory at fair value through OCI	30,308	19,234	118	N/A	N/A	N/A
Financial assets available for sale	N/A	N/A	N/A	29,579	15,713	4,104
Other financial assets at fair value	183	1,701[2]	410[3]	0	3,258[2]	47[3]

Total financial assets held at fair value	130,294	475,559	22,510	154,480	513,169	22,022

Financial liabilities held at fair value:
Trading liabilities	44,791	16,331	0	53,644	17,817	2
Trading securities	44,776	15,844	0	53,644	17,503	2
Other trading liabilities	15	487	0	0	314	0
Negative market values from derivative financial instruments	8,665	294,424	6,843	9,163	327,572	5,992
Financial liabilities designated at fair value through profit or loss	0	52,375	1,268	4	62,426	1,444
Investment contract liabilities	0	566	0	0	574	0
Other financial liabilities at fair value	74	1,950[2]	(466)[3]	0	1,294[2]	(298)	[3]

Total financial liabilities held at fair value	53,529	365,646	7,644	62,810	409,683	7,139

[1]

Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Annual Report 2017.

[2]	Predominantly relates to derivatives qualifying for hedge accounting.
[3]

Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Financial Instruments carried at Fair Value

In 2018, there were transfers of € 1.5 billion from Level 1 to Level 2 on trading securities based on liquidity testing procedures.

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities – Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans – For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter Derivative Financial Instruments – Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets. For example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the “Over-The-Counter Derivative Financial Instruments” section above.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Financial Instruments carried at Fair Value

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities – Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

Some of the instruments in Level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities.

Trading Securities – Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The decrease in the period was mainly due to sales and settlements offset by purchase, gains and transfers between level 2 and 3.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Level 3 derivatives include certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable. The increase in the period is driven by gains, and settlements offset by transfers between level 2 and 3.

Other Trading Instruments classified in Level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The increase in the period refers to purchases, issuances, gains and transfers between level 2 and 3 offset by sales and settlements.

Non trading financial Assets mandatory at Fair Value through Profit or Loss (2018) classified in Level 3 of fair value hierarchy consist of financial instruments included in other business model originated, acquired principally for the purpose of selling or repurchasing them in near future and unlisted equity instruments where there is no close proxy and the market is very illiquid. Additionally this classification includes any instrument for which the contractual cash flow characteristics are not SPPI. The increase in the period is driven by purchases and gains offset by sales, settlements and transfers between level 2 and 3.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss – Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The decrease in assets during the period is due to settlements, transfers between level 2 and 3 and losses. Liabilities decreased due to transfers between level 2 and 3, settlements and gains offset by issuance.

Financial assets mandatorily at fair value through OCI (2018) / Financial Assets Available for Sale (2017) include non-performing loan portfolios where there is no trading intent and the market is very illiquid. Assets decreased due to transfers between level 2 and 3, sales, settlements offset by purchases and gains.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Financial Instruments carried at Fair Value

Reconciliation of financial instruments classified in Level 3

	Sep 30, 2018
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issu- ances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period

Financial assets held at fair value:
Trading securities	4,148	0	33	1,292	(1,692)	0	(346)	1,006	(716)	3,725

Positive market values from derivative financial instruments	7,340	0	530	0	0	0	350	1,496	(1,794)	7,922

Other trading assets	4,426	0	99	739	(1,179)	1,543	(729)	506	(158)	5,248

Non-trading financial assets mandatory at fair value through profit or loss	4,573	0	232	2,337	(372)	1	(1,552)	308	(441)	5,087

Financial assets designated at fair value through profit or loss	91	0	(49)	0	0	0	(22)	0	(19)	0

Financial assets mandatory at fair value through OCI	231	0	4[5]	82	(160)	0	(7)	21	(54)	118

Other financial assets at fair value	47	0	(2)	0	0	0	(9)	406	(32)	410

Total financial assets held at fair value	20,855[8]	0	8476.7	4,449	(3,402)	1,544	(2,315)	3,744	(3,212)	22,510

Financial liabilities held at fair value:
Trading securities	2	0	(1)	0	0	0	0	0	(1)	0

Negative market values from derivative financial instruments	5,992	0	42	0	0	0	614	1,308	(1,113)	6,843

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	1,444	0	(101)	0	0	352	(229)	105	(304)	1,268

Other financial liabilities at fair value	(298)	0	(184)	0	0	0	(3)	11	8	(466)

Total financial liabilities held at fair value	7,139	0	(244)6.7	0	0	352	383	1,424	(1,410)	7,644

[1]

Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets at fair value through other comprehensive income reported in the consolidated statement of income and unrealized net gains (losses) on financial assets at fair value through other comprehensive income and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in Level 1 or Level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within Level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.

[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]

Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[4]

Transfers in and transfers out of Level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of the year. For instruments transferred into Level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of Level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they had been transferred out at the beginning of the year.

[5]

Total gains and losses on financial assets mandatory at fair value through OCI include a gain of € 2 million recognized in other comprehensive income, net of tax and a loss of € 4 million recognized in the income statement presented in net gains (losses).

[6]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 67 million and for total financial liabilities held at fair value this is a loss of € 19 million. The effect of exchange rate changes is reported in accumulated other comprehensive income, net of tax.

[7]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.
[8]	Opening balances have been restated due to reassessment of trades due to IFRS 9.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Financial Instruments carried at Fair Value

	Sep 30, 2017
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issu- ances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period

Financial assetsheld at fair value:
Trading securities	5,012	(1)	(137)	1,474	(1,481)	0	(396)	696	(662)	4,505

Positive market values from derivative financial instruments	9,798	0	(209)	0	0	0	(799)	2,306	(2,495)	8,601

Other trading assets	5,674	(7)	(245)	1,370	(2,268)	344	(1,078)	1,090	(691)	4,189

Financial assets designated at fair value through profit or loss	1,601	0	(89)	473	(79)	6	(436)	45	(237)	1,285

Financial assets available for sale	4,153	(37)	56[5]	452	(164)	0	(750)	187	(34)	3,863

Other financial assets at fair value	33	0	2	0	0	0	(21)	0	0	14

Total financial assets held at fair value	26,271	(45)	(622)6.7	3,768	(3,991)	350	(3,480)	4,324	(4,118)	22,458

Financial liabilities held at fair value:
Trading securities	52	0	(5)	0	0	0	(43)	1	0	5

Negative market values from derivative financial instruments	8,857	(5)	(229)	0	0	0	(129)	951	(2,211)	7,233

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	2,229	(7)	(109)	0	0	135	(153)	100	(481)	1,715

Other financial liabilities at fair value	(848)	0	212	0	0	0	66	(28)	72	(527)

Total financial liabilities held at fair value	10,290	(12)	(132) 6.7	0	0	135	(258)	1,024	(2,621)	8,426

[1]

Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in Level 1 or Level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within Level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.

[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]

Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[4]

Transfers in and transfers out of Level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of the year. For instruments transferred into Level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of Level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they had been transferred out at the beginning of the year.

[5]

Total gains and losses on financial assets available for sale include a gain of € 38 million recognized in other comprehensive income, net of tax, and a gain of € 10 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[6]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a loss of € 489 million and for total financial liabilities held at fair value this is a gain of € 108 million. The effect of exchange rate changes is reported in accumulated other comprehensive income, net of tax.

[7]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Financial Instruments carried at Fair Value

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives, then as of September 30, 2018 it could have increased fair value by as much as € 1.6 billion or decreased fair value by as much as € 858 million. As of December 31, 2017 it could have increased fair value by as much as € 1.6 billion or decreased fair value by as much as € 1.0 billion.

The changes in sensitive amounts from December 31, 2017 to September 30, 2018 are therefore a reduction in positive fair value movement of € 4 million, and a reduction in negative fair value movement of € 141 million. The reductions in positive and negative fair value movements run contrary to the actual increase in Group Level 3 assets in the period, from € 22.0 billion at December 31, 2017 to € 22.5 billion at September 30, 2018, whereas Group Level 3 liabilities increased marginally from € 7.1 billion at December 31, 2017 to € 7.6 billion at September 30, 2018. The contrary direction of reductions in positive and negative fair value movements versus increasing Group Level 3 year to date remains primarily driven by changes to the underlying Level 3 population as a result of IFRS 9 implementation in the first quarter of 2018. A significant subset of positions which moved from fair value through profit and loss to amortized cost due to IFRS 9 were Non-Performing Loans, which had previously contributed materially to both the positive and negative fair value movement totals given the material valuation uncertainty associated with such assets. Further idiosyncratic factors, across a number of trades, results in the reduction in positive fair value movement being proportionally smaller than the reduction in negative fair value movement, these factors include refinements to certain trade specific methodologies.

Our sensitivity calculation of unobservable parameters for Level 3 aligns to the approach used to assess valuation uncertainty for Prudent Valuation purposes. Prudent Valuation is a capital requirement for assets held at fair value. It provides a mechanism for quantifying and capitalizing valuation uncertainty in accordance with the European Commission Delegated Regulation (EU) 2016/101, which supplements Article 34 of Regulation (EU) No. 575/2013 (CRR), requiring institutions to apply a deduction from CET 1 the amount of any additional value adjustments on all assets measured at fair value calculated in accordance with Article 105(14). This utilizes exit price analysis performed for the relevant assets and liabilities in the Prudent Valuation assessment. The downside sensitivity may be limited in some cases where the fair value is already demonstrably prudent.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is neither predictive nor indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Financial Instruments carried at Fair Value

Breakdown of the sensitivity analysis by type of instrument1

	Sep 30, 2018		Dec 31, 2017
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives

Securities:
Debt securities	155	87	126	90
Commercial mortgage-backed securities	6	4	6	6
Mortgage and other asset-backed securities	37	34	26	28
Corporate, sovereign and other debt securities	112	49	94	56
Equity securities	78	56	95	67

Derivatives:
Credit	160	104	155	125
Equity	234	178	164	138
Interest related	282	148	340	173
Foreign exchange	42	20	65	12
Other	113	89	106	73

Loans:
Loans	487	177	504	320
Loan commitments	0	0	0	0

Other	0	0	0	0

Total	1,552	858	1,556	999

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

Quantitative Information about the Sensitivity of Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between the other unobservable parameters and the observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilizes more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage backed securities represents performing, more liquid positions with lower spreads than the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen are to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the creditworthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of creditworthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Financial Instruments carried at Fair Value

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA (‘earnings before interest, tax, depreciation and amortization’) multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (‘EV’) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Financial Instruments carried at Fair Value

Financial instruments classified in Level 3 and quantitative information about unobservable inputs

	Sep 30, 2018

	Fair value

in € m. (unless stated otherwise)	Assets		Liabilities		Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range

Financial instruments held at fair value – held for trading, mandatory at fair value, designated at fair value, mandatory at fair value through OCI, designated at fair value through OCI:
Mortgage- and other asset-backed securities held for trading:
Commercial mortgage-backed securities	40		0		Price based	Price	0%	104%
					Discounted cash flow	Credit spread (bps)	85	1,571
Mortgage- and other asset-backed securities	470		0		Price based	Price	0%	102%
					Discounted cash flow	Credit spread (bps)	15	1,500
						Recovery rate	0%	90%
						Constant default rate	0%	16%
						Constant prepayment rate	0%	48%
Total mortgage- and other asset-backed securities	509		0

Debt securities and other debt obligations	3,614		1,020		Price based	Price	0%	148%
Held for trading	2,994		0		Discounted cash flow	Credit spread (bps)	65	411
Corporate, sovereign and other debt securities	2,994
Non-trading financial assets mandatory at fair value through profit or loss	519
Designated at fair value through profit or loss	0		1,020
Mandatory at fair value through OCI	101

Equity securities	1,252		0		Market approach	Price per net asset value	70%	100%
Held for trading	222		0			Enterprise value/EBITDA (multiple)	6	16
Non-trading financial assets mandatory at fair value through profit or loss	1,030				Discounted cash flow	Weighted average cost capital	7%	20%

Loans	6,488		0		Price based	Price	0%	341%
Held for trading	5,177		0		Discounted cash flow	Credit spread (bps)	141	792
Non-trading financial assets mandatory at fair value through profit or loss	1,295					Constant default rate	–	–
Designated at fair value through profit or loss	0		0			Recovery rate	40%	40%
Mandatory at fair value through OCI	17

Loan commitments	0		0		Discounted cash flow	Credit spread (bps)	31	415
						Recovery rate	25%	75%
					Loan pricing model	Utilization	0%	50%

Other financial instruments	2,322	[2]	248	[3]	Discounted cash flow	IRR	8%	46%
						Repo rate (bps.)	82	365

Total non-derivative financial instruments held at fair value	14,185		1,268

1 Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.

2 Other financial assets include € 71 million of other trading assets, € 2.2 billion of other financial assets mandatory at fair value and € 7 million other financial assets.

3 Other financial liabilities include € 133 million of securities sold under repurchase agreements designated at fair value and € 115 million of other financial liabilities designated at fair value.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Financial Instruments carried at Fair Value

	Dec 31, 2017

	Fair value

in € m. (unless stated otherwise)	Assets		Liabilities		Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range

Financial instruments held at fair value – held for trading, mandatory at fair value, designated at fair value, mandatory at fair value through OCI, designated at fair value through OCI:
Mortgage- and other asset-backed securities held for trading:
Commercial mortgage-backed securities	79		0		Price based	Price	0%	102%
					Discounted cash flow	Credit spread (bps)	136	2,217
Mortgage- and other asset-backed securities	714		0		Price based	Price	0%	102%
					Discounted cash flow	Credit spread (bps)	12	2,000
						Recovery rate	0%	90%
						Constant default rate	0%	25%
						Constant prepayment rate	0%	29%

Total mortgage- and other asset-backed securities	793		0

Debt securities and other debt obligations	3,870		1,307		Price based	Price	0%	176%
Held for trading	3,559		2		Discounted cash flow	Credit spread (bps)	34	500
Corporate, sovereign and other debt securities	3,559
Designated at fair value	44		1,305
Available-for-sale	267

Equity securities	913		0		Market approach	Price per net asset value	60%	100%
Held for trading	282		0			Enterprise value/EBITDA (multiple)	1	14
Designated at fair value through profit or loss	151				Discounted cash flow	Weighted average cost capital	8%	20%
Available-for-sale	480

Loans	7,397		0		Price based	Price	0%	161%
Held for trading	4,376		0		Discounted cash flow	Credit spread (bps)	190	1,578
Designated at fair value through profit or loss	338		0			Constant default rate	–	–
Available-for-sale	2,684					Recovery rate	40%	40%

Loan commitments	0		8		Discounted cash flow	Credit spread (bps)	5	261
						Recovery rate	37%	75%
					Loan pricing model	Utilization	0%	100%

Other financial instruments	1,710	[2]	131	[3]	Discounted cash flow	IRR	1%	24%
						Repo rate (bps.)	224	254

Total non-derivative financial instruments held at fair value	14,683		1,446

1 Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.

2 Other financial assets include € 34 million of other trading assets, € 956 million of other financial assets designated at fair value and € 674 million other financial assets available for sale.

3 Other financial liabilities include € 131 million of securities sold under repurchase agreements designated at fair value.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Financial Instruments carried at Fair Value

Sep 30, 2018
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities		Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:

Interest rate derivatives	3,968	2,499		Discounted cash flow	Swap rate (bps)	(141)	3,721
					Inflation swap rate	1%	6%
					Constant default rate	0%	17%
					Constant prepayment rate	2%	39%
				Option pricing model	Inflation volatility	0%	9%
					Interest rate volatility	0%	25%
					IR - IR correlation	(25) %	99%
					Hybrid correlation	(59) %	85%
Credit derivatives	837	1,399		Discounted cash flow	Credit spread (bps)	0	17,355
					Recovery rate	0%	94%
				Correlation pricing model	Credit correlation	39%	81%
Equity derivatives	1,462	1,883		Option pricing model	Stock volatility	5%	75%
					Index volatility	7%	48%
					Index - index correlation	73%	99%
					Stock - stock correlation	2%	87%
					Stock Forwards	0%	24%
					Index Forwards	0%	5%
FX derivatives	959	854		Option pricing model	Volatility	(6) %	34%
Other derivatives	1,100	(258)	[1]	Discounted cash flow	Credit spread (bps)	–	–
				Option pricing model	Index volatility	43%	92%
					Commodity correlation	24%	24%

Total market values from derivative financial instruments	8,325	6,376

1 Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Financial Instruments carried at Fair Value

Dec 31, 2017
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities		Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:

Interest rate derivatives	4,466	2,250		Discounted cash flow	Swap rate (bps)	(72)	1,036
					Inflation swap rate	(3) %	11%
					Constant default rate	0%	16%
					Constant prepayment rate	2%	38%
				Option pricing model	Inflation volatility	0%	5%
					Interest rate volatility	0%	103%
					IR - IR correlation	(25) %	100%
					Hybrid correlation	(85) %	90%
Credit derivatives	630	909		Discounted cash flow	Credit spread (bps)	0	17,957
					Recovery rate	0%	94%
				Correlation pricing model	Credit correlation	37%	90%
Equity derivatives	728	1,347		Option pricing model	Stock volatility	6%	90%
					Index volatility	7%	53%
					Index - index correlation	–	–
					Stock - stock correlation	2%	93%
					Stock Forwards	0%	7%
					Index Forwards	0%	95%
FX derivatives	1,113	1,058		Option pricing model	Volatility	(6) %	31%
Other derivatives	402	129	[1]	Discounted cash flow	Credit spread (bps)	–	–
				Option pricing model	Index volatility	0%	79%
					Commodity correlation	10%	75%

Total market values from derivative financial instruments	7,340	5,693

1 Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Financial Instruments carried at Fair Value

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at theReporting Date

The unrealized gains or losses on Level 3 Instruments are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the Level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13. The unrealized gains and losses on Level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

	Nine months ended
in € m.	Sep 30, 2018	Sep 30, 2017
Financial assets held at fair value:
Trading securities	(5)	55
Positive market values from derivative financial instruments	863	271
Other trading assets	48	49
Non-trading financial assets mandatory at fair value through profit or loss	319	N/A
Financial assets designated at fair value through profit or loss	0	(55)
Financial assets mandatory at fair value through OCI	19	N/A
Financial assets available for sale	N/A	53
Other financial assets at fair value	27	2

Total financial assets held at fair value	1,271	375

Financial liabilities held at fair value:
Trading securities	0	1
Negative market values from derivative financial instruments	(416)	(446)
Other trading liabilities	0	0
Financial liabilities designated at fair value through profit or loss	104	14
Other financial liabilities at fair value	185	(218)

Total financial liabilities held at fair value	(126)	(649)

Total	1,145	(274)

Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	Sep 30, 2018	Sep 30, 2017
Balance, beginning of year	596	916

New trades during the period	184	168

Amortization	(125)	(228)

Matured trades	(102)	(103)

Subsequent move to observability	(39)	(79)

Exchange rate changes	0	(5)

Balance, end of period	514	670

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Offsetting Financial Assets and Financial Liabilities

Fair Value of Financial Instruments not carried at Fair Value

This section should be read in conjunction with Note 14 “Fair Value of Financial Instruments not carried at Fair Value” of the Group’s Annual Report 2017.

The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 13 “Financial Instruments carried at Fair Value” of the Group’s Annual Report 2017.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Sep 30, 2018		Dec 31, 2017
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and central bank balances	201,190	201,190	225,655	225,655
Interbank deposits (w/o central banks)	9,132	9,132	9,265	9,265
Central bank funds sold and securities purchased under resale agreements	8,671	8,672	9,971	9,973
Securities borrowed	2,015	2,015	16,732	16,732
Loans	394,114	392,496	401,699	403,842
Securities held to maturity	N/A	N/A	3,170	3,238
Other financial assets	106,140	106,183	88,936	88,939

Financial liabilities:
Deposits	552,745	552,871	581,873	582,006
Central bank funds purchased and securities sold under repurchase agreements	5,443	5,444	18,105	18,103
Securities loaned	4,499	4,499	6,688	6,688
Other short-term borrowings	17,281	17,281	18,411	18,412
Other financial liabilities	129,293	129,294	117,366	117,366
Long-term debt	152,578	151,542	159,715	161,829
Trust preferred securities	3,148	3,333	5,491	5,920

[1]

Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Group’s Annual Report 2017.

Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments” of the Group’s Annual Report 2017.

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Offsetting Financial Assets and Financial Liabilities

Assets

	Sep 30, 2018
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	5,680	(609)	5,071	0	0	(5,071)	0
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	3,601	0	3,601	0	0	(3,597)	4

Securities borrowed (enforceable)	1,793	0	1,793	0	0	(1,593)	200
Securities borrowed (non-enforceable)	222	0	222	0	0	(222)	0

Financial assets at fair value through profit or loss (enforceable)	428,712	(66,020)	362,692	(256,659)	(37,128)	(61,250)	7,655
Of which: Positive market values from derivative financial instruments (enforceable)	327,329	(18,847)	308,482	(256,072)	(37,243)	(6,937)	8,230
Financial assets at fair value through profit or loss (non- enforceable)	213,717	0	213,717	0	(1,551)	(13,220)	198,946
Of which: Positive market values from derivative financial instruments (non-enforceable)	15,406	0	15,406	0	(1,551)	(1,357)	12,497

Total financial assets at fair value through profit or loss	642,428	(66,020)	576,409	(256,659)	(38,679)	(74,470)	206,601

Loans	394,114	0	394,114	0	(12,977)	(42,072)	339,065

Other assets	141,616	(23,256)	118,361	(28,134)	(501)	(79)	89,647
Of which: Positive market values from derivatives qualifying for hedge accounting (enforceable)	2,789	(510)	2,279	(1,679)	(501)	(79)	20

Remaining assets subject to netting	1,789	0	1,789	0	0	(1,789)	0

Remaining assets not subject to netting	278,623	0	278,623	0	(147)	(1,094)	277,382

Total assets	1,469,867	(89,885)	1,379,982	(284,793)	(52,304)	(129,987)	912,898

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Sep 30, 2018
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	552,745	0	552,745	0	0	0	552,745

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	5,118	(609)	4,509	0	0	(4,509)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	935	0	935	0	0	(533)	402

Securities loaned (enforceable)	4,261	0	4,261	0	0	(4,261)	0
Securities loaned (non-enforceable)	238	0	238	0	0	(238)	0

Financial liabilities at fair value through profit or loss (enforceable)	395,272	(65,189)	330,082	(255,680)	(25,483)	(38,104)	10,816
Of which: Negative market values from derivative financial instruments (enforceable)	314,338	(18,483)	295,855	(256,389)	(24,807)	(4,650)	10,009
Financial liabilities at fair value through profit or loss (non- enforceable)	95,180	0	95,180	0	(3,430)	(11,878)	79,872
Of which: Negative market values from derivative financial instruments (non-enforceable)	14,077	0	14,077	0	(1,648)	(621)	11,809

Total financial liabilities at fair value through profit or loss	490,452	(65,189)	425,262	(255,680)	(28,912)	(49,983)	90,688

Other liabilities	169,881	(24,086)	145,795	(40,156)	(61)	(127)	105,452
Of which: Negative market values from derivatives qualifying for hedge accounting (enforceable)	2,017	(462)	1,555	(1,362)	(60)	(127)	6

Remaining liabilities not subject to netting	177,450	0	177,450	0	0	0	177,450

Total liabilities	1,401,079	(89,885)	1,311,194	(295,836)	(28,973)	(59,650)	926,736

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Offsetting Financial Assets and Financial Liabilities

Assets

	Dec 31, 2017
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	8,136	(455)	7,681	0	0	(7,675)	7
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	2,290	0	2,290	0	0	(2,239)	51

Securities borrowed (enforceable)	14,987	0	14,987	0	0	(14,093)	894
Securities borrowed (non-enforceable)	1,744	0	1,744	0	0	(1,661)	83

Financial assets at fair value through profit or loss
Trading assets	185,127	(465)	184,661	0	(81)	(86)	184,495
Positive market values from derivative financial instruments (enforceable)	363,859	(18,237)	345,622	(285,421)	(41,842)	(7,868)	10,490
Positive market values from derivative financial instruments (non-enforceable)	15,410	0	15,410	0	(1,811)	(1,276)	12,323
Financial assets designated at fair value through profit or loss (enforceable)	125,869	(64,003)	61,865	(728)	(773)	(56,410)	3,954
Financial assets designated at fair value through profit or loss (non-enforceable)	29,411	0	29,411	0	0	(20,534)	8,876

Total financial assets at fair value through profit or loss	719,676	(82,706)	636,970	(286,149)	(44,508)	(86,174)	220,138

Loans	401,699	0	401,699	0	(12,642)	(40,775)	348,282

Other assets	112,023	(10,531)	101,491	(29,854)	(569)	(94)	70,975
Of which: Positive market values from derivatives qualifying for hedge accounting (enforceable)	3,859	(706)	3,153	(2,461)	(565)	(94)	33

Remaining assets not subject to netting	307,869	0	307,869	0	(390)	(70)	307,409

Total assets	1,568,425	(93,692)	1,474,732	(316,003)	(58,109)	(152,782)	947,839

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Dec 31, 2017
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	581,873	0	581,873	0	0	0	581,873

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	13,318	(455)	12,863	0	0	(12,863)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	5,242	0	5,242	0	0	(4,985)	257

Securities loaned (enforceable)	6,688	0	6,688	0	0	(6,688)	0
Securities loaned (non-enforceable)	0	0	0	0	0	0	0

Financial liabilities at fair value through profit or loss
Trading liabilities	72,106	(643)	71,462	0	0	0	71,462
Negative market values from derivative financial instruments (enforceable)	347,496	(17,928)	329,568	(286,720)	(25,480)	(6,124)	11,244
Negative market values from derivative financial instruments (non-enforceable)	13,158	0	13,158	0	(1,913)	(615)	10,630
Financial liabilities designated at fair value through profit or loss (enforceable)	104,594	(63,360)	41,234	(728)	0	(40,506)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	23,214	0	23,214	0	1,111	(13,646)	10,679

Total financial liabilities at fair value through profit or loss	560,568	(81,932)	478,636	(287,448)	(26,282)	(60,891)	104,015

Other liabilities	143,514	(11,306)	132,208	(44,815)	(31)	(87)	87,275
Of which: Negative market values from derivatives qualifying for hedge accounting (enforceable)	1,841	(547)	1,294	(1,162)	(31)	(87)	15

Remaining liabilities not subject to netting	190,183	0	189,122	0	0	0	189,122

Total liabilities	1,500,326	(93,692)	1,406,633	(332,263)	(26,314)	(85,514)	962,542

Detailed information of what is presented in the individual columns are described in Note 18 “Offsetting Financial Assets and Financial Liabilities” of the Group’s Annual Report 2017.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Allowance for Credit Losses

Allowance for Credit Losses

Allowance for Credit Losses under IFRS 9

Development of allowance for credit losses for Financial Assets at Amortized Cost

	Sep 30, 2018
	Allowance for Credit Losses[3]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	462	494	3,638	3	4,596

Movements in financial assets including new business	(13)	44	276	(17)	290

Transfers due to changes in creditworthiness	26	6	(32)	N/M	0

Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M

Changes in models	0	0	0	0	0

Financial assets that have been derecognized during the period²	0	0	(700)	0	(700)

Recovery of written off amounts	0	0	126	0	126

Foreign exchange and other changes	(17)	(57)	(7)	14	(68)

Balance, end of reporting period	458	487	3,300	(1)	4,245

Provision for Credit Losses excluding country risk[1]	13	50	244	(17)	290

[1]	The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models.
[2]	This position represents charge offs of allowance for credit losses.
[3]	Allowance for credit losses does not include allowance for country risk amounting to € 4 million as of September 30, 2018.

Development of allowance for credit losses for Off-balance Sheet Positions

	Sep 30, 2018
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	117	36	119	0	272

Movements including new business	38	(37)	(14)	0	(13)

Transfers due to changes in creditworthiness	(44)	45	(1)	N/M	0

Changes in models	0	0	0	0	0

Foreign exchange and other changes	8	12	6	0	26

Balance, end of reporting period	119	55	110	0	285

Provision for Credit Losses excluding country risk[1]	(6)	7	(15)	0	(13)

[1]	The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models.
[2]	Allowance for credit losses does not include allowance for country risk amounting to € 4 million as of September 30, 2018.

Allowance for Credit Losses under IAS 39

	Nine months ended Sep 30, 2017
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,071	2,475	4,546	162	183	346	4,892

Provision for credit losses	259	165	424	(13)	(15)	(28)	396
Of which: (Gains)/Losses from disposal of impaired loans	(1)	(20)	(21)	0	0	0	(21)

Net charge-offs:	(290)	(480)	(771)	0	0	0	(770)
Charge-offs	(327)	(528)	(856)	0	0	0	(856)
Recoveries	37	48	85	0	0	0	85

Other changes	(121)	(40)	(161)	(3)	(14)	(17)	(178)

Balance, end of period	1,919	2,120	4,039	146	155	300	4,339

Changes compared to prior year

Provision for credit losses
In € m.	(249)	(205)	(454)	(7)	(34)	(41)	(495)
In %	(49) %	(55) %	(52) %	108%	(180) %	(329) %	(56) %

Net charge-offs
In € m.	294	173	467	0	0	0	467
In %	(50) %	(26) %	(38) %	0%	0%	0%	(38) %

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Provisions

Other Assets and Other Liabilities

Other Assets

in € m.	Sep 30, 2018	Dec 31, 2017
Brokerage and securities related receivables
Cash/margin receivables	42,238	46,519
Receivables from prime brokerage[1]	1	12,638
Pending securities transactions past settlement date	4,241	3,929
Receivables from unsettled regular way trades	41,710	19,930

Total brokerage and securities related receivables	88,191	83,015

Debt Securities held to collect	5,397	N/A

Accrued interest receivable	2,370	2,374

Assets held for sale	7,266	45

Other	15,136	16,057

Total other assets	118,361	101,491

Other Liabilities

in € m.	Sep 30, 2018	Dec 31, 2017
Brokerage and securities related payables
Cash/margin payables	53,971	58,865
Payables from prime brokerage	17,776	25,042
Pending securities transactions past settlement date	3,667	2,562
Payables from unsettled regular way trades	39,545	20,274

Total brokerage and securities related payables	114,959	106,742

Accrued interest payable	2,278	2,623

Liabilities held for sale	4,984	16

Other	23,574	22,827

Total other liabilities	145,795	132,208

[1]	Receivables from prime brokerage are reported within non-trading assets mandatory at fair value through profit and loss from January 2018 onwards.

Deposits

in € m.	Sep 30, 2018	Dec 31, 2017
Noninterest-bearing demand deposits	220,330	226,339

Interest-bearing deposits
Demand deposits	123,899	133,280
Time deposits	122,052	133,952
Savings deposits	86,463	88,303

Total interest-bearing deposits	332,414	355,534

Total deposits	552,745	581,873

Provisions

Movements by Class of Provisions

in € m.	Operational Risk	Civil Litigations	Regulatory Enforcement	Re- structuring	Other	Total[1]
Balance as of January 1, 2018	275	1,115	897	696	889	3,872

Changes in the group of consolidated companies	0	0	0	0	(2)	(2)

New provisions	11	224	123	231	701	1,290

Amounts used	56	451	354	278	788	1,927

Unused amounts reversed	22	127	171	87	170	577

Effects from exchange rate fluctuations/Unwind of discount	3	36	27	0	3	69

Transfers	3	13	(1)	7	1	23

Balance as of September 30, 2018	214	811	522	571	635	2,753

[1]

For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note “Allowance for Credit Losses”, in which allowances for credit related off-balance sheet positions are disclosed.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Provisions

Classes of Provisions

Operational provisions arise out of operational risk and exclude civil litigation and regulatory enforcement provisions, which are presented as separate classes of provisions.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The definition used for the purposes of determining operational provisions differs from the risk management definition, as it excludes risk of loss resulting from civil litigation and regulatory enforcement matters. For risk management purposes, operational risk includes legal risk, as payments to customers, counterparties and regulatory bodies in civil litigations or regulatory enforcement matters constitute loss events for operational shortcomings, but excludes business and reputational risk.

Civil Litigation provisions arise out of current or potential claims or proceedings alleging non-compliance with contractual or other legal or regulatory responsibilities, which have resulted or may result in demands from customers, counterparties or other parties in civil litigations.

Regulatory Enforcement provisions arise out of current or potential claims or proceedings alleging non-compliance with legal or regulatory responsibilities, which have resulted or may result in an assessment of fines or penalties by governmental regulatory agencies, self-regulatory organizations or other enforcement authorities.

Restructuring provisions arise out of restructuring activities. The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. For details see Note “Restructuring”.

Other provisions include several specific items arising from a variety of different circumstances, including the provision for the reimbursement of loan processing fees, deferred sales commissions, provisions for bank levies and mortgage repurchase demands.

Provisions and Contingent Liabilities

The Group recognizes a provision for potential loss only when there is a present obligation arising from a past event that is probable to result in an economic outflow that can be reliably estimated. Where a reliable estimate cannot be made for such an obligation, no provision is recognized and the obligation is deemed a contingent liability. Contingent liabilities also include possible obligations for which the possibility of future economic outflow is more than remote but less than probable. Where a provision has been taken for a particular claim, no contingent liability is recorded; for matters or sets of matters consisting of more than one claim, however, provisions may be recorded for some claims, and contingent liabilities (or neither a provision nor a contingent liability) may be recorded for others.

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States. In recent years, regulation and supervision in a number of areas have increased, and regulators, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations and enforcement actions which are often followed by civil litigation. This trend has accelerated markedly as a result of the global financial crisis.

In determining for which of the claims the possibility of a loss is probable, or less than probable but more than remote, and then estimating the possible loss for those claims, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, rulings by the courts or tribunals, the Group’s experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, settlements by others in similar cases (to the extent this is known to the Group), available indemnities and the opinions and views of legal counsel and other experts.

The provisions the Group has recognized for civil litigation and regulatory enforcement matters as of September 30, 2018 and January 1, 2018 are set forth in the table above. For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized as the Group could not reliably estimate the amount of the potential outflow.

For the matters for which a reliable estimate can be made, the Group currently estimates that, as of September 30, 2018, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 2.1 billion for civil litigation matters (December 31, 2017: € 2.4 billion) and € 0.2 billion for regulatory enforcement matters (December 31, 2017: € 0.3 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Provisions

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Group, particularly at the preliminary stages of matters, and assumptions by the Group as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Group must exercise judgment and make estimates. The estimated possible loss, as well as any provisions taken, can be and often are substantially less than the amount initially requested by regulators or adversaries or the maximum potential loss that could be incurred were the matters to result in a final adjudication adverse to the Group. Moreover, in several regions in which the Group operates, an adversary often is not required to set forth the amount it is seeking, and where it is, the amount may not be subject to the same requirements that generally apply to pleading factual allegations or legal claims.

The matters for which the Group determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which a reliable estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Group believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Group’s potential maximum loss exposure for those matters.

The Group may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Current Individual Proceedings

Set forth below are descriptions of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.

FX Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies globally who investigated trading in, and various other aspects of, the foreign exchange market. Deutsche Bank cooperated with these investigations. Relatedly, Deutsche Bank has conducted its own internal global review of foreign exchange trading and other aspects of its foreign exchange business.

On October 19, 2016, the U.S. Commodity Futures Trading Commission (CFTC), Division of Enforcement issued a letter (“CFTC Letter”) notifying Deutsche Bank that the CFTC Division of Enforcement “is not taking any further action at this time and has closed the investigation of Deutsche Bank” regarding foreign exchange. As is customary, the CFTC Letter states that the CFTC Division of Enforcement “maintains the discretion to decide to reopen the investigation at any time in the future.” The CFTC Letter has no binding impact on other regulatory and law enforcement agency investigations regarding Deutsche Bank’s foreign exchange trading and practices, which remain pending.

On December 7, 2016, it was announced that Deutsche Bank reached an agreement with CADE, the Brazilian antitrust enforcement agency, to settle an investigation into conduct by a former Brazil-based Deutsche Bank trader. As part of that settlement, Deutsche Bank paid a fine of BRL 51 million and agreed to continue to comply with the CADE’s administrative process until it is concluded. This resolves CADE’s administrative process as it relates to Deutsche Bank, subject to Deutsche Bank’s continued compliance with the settlement terms.

On February 13, 2017, the U.S. Department of Justice (DOJ), Criminal Division, Fraud Section, issued a letter (“DOJ Letter”) notifying Deutsche Bank that the DOJ has closed its criminal inquiry “concerning possible violations of federal criminal law in connection with the foreign exchange markets.” As is customary, the DOJ Letter states that the DOJ may reopen its inquiry if it obtains additional information or evidence regarding the inquiry. The DOJ Letter has no binding impact on other regulatory and law enforcement agency investigations regarding Deutsche Bank’s foreign exchange trading and practices, which remain pending.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Provisions

On April 20, 2017, it was announced that Deutsche Bank AG, DB USA Corporation and Deutsche Bank AG New York Branch reached an agreement with the Board of Governors of the Federal Reserve System to settle an investigation into Deutsche Bank’s foreign exchange trading and practices. Under the terms of the settlement, Deutsche Bank entered into a cease-and-desist order, and agreed to pay a civil monetary penalty of U.S.$ 137 million. In addition, the Federal Reserve ordered Deutsche Bank to “continue to implement additional improvements in its oversight, internal controls, compliance, risk management and audit programs” for its foreign exchange business and other similar products, and to periodically report to the Federal Reserve on its progress.

On June 20, 2018, it was announced that Deutsche Bank AG and Deutsche Bank AG New York Branch reached an agreement with the New York State Department of Financial Services (DFS) to settle an investigation into Deutsche Bank’s foreign exchange trading and sales practices. Under the terms of the settlement, Deutsche Bank entered into a consent order, and agreed to pay a civil monetary penalty of U.S.$ 205 million. In addition, the DFS ordered Deutsche Bank to continue to implement improvements in its oversight, internal controls, compliance, risk management and audit programs for its foreign exchange business, and to periodically report to the DFS on its progress.

Investigations conducted by certain other regulatory agencies are ongoing, and Deutsche Bank has cooperated with these investigations.

Additionally, there are currently four U.S. putative class actions pending against Deutsche Bank. The first pending action is a consolidated action brought on behalf of a putative class of over-the-counter traders and a putative class of central-exchange traders, who are domiciled in or traded in the United States or its territories, and alleges illegal agreements to restrain competition with respect to and to manipulate both benchmark rates and spot rates, particularly the spreads quoted on those spot rates; the complaint further alleges that those supposed conspiracies, in turn, resulted in artificial prices on centralized exchanges for foreign exchange futures and options. On September 29, 2017, plaintiffs filed a motion seeking preliminary approval of a settlement with Deutsche Bank in the amount of U.S.$ 190 million, which the court preliminarily approved on the same day. A final fairness hearing for all settlements in this action, including Deutsche Bank’s, occurred on May 23, 2018. A second action tracks the allegations in the consolidated action and asserts that such purported conduct gave rise to, and resulted in a breach of, defendants’ fiduciary duties under the U.S. Employment Retirement Income Security Act of 1974. On August 24, 2016, the court granted defendants’ motion to dismiss. On July 10, 2018, the U.S. Court of Appeals for the Second Circuit affirmed the district court’s dismissal of the action. The third putative class action was filed in the same court on December 21, 2015, by Axiom Investment Advisors, LLC alleging that Deutsche Bank rejected FX orders placed over electronic trading platforms through the application of a function referred to as “Last Look” and that these orders were later filled at prices less favorable to putative class members. Plaintiffs have asserted claims for breach of contract, quasi-contractual claims, and claims under New York statutory law. On February 13, 2017, Deutsche Bank’s motion to dismiss was granted in part and denied in part. Plaintiffs filed a motion for class certification on January 15, 2018, which Deutsche Bank has opposed. This matter remains pending. The fourth putative class action (the “Indirect Purchasers” action), which was filed on September 26, 2016, amended on March 24, 2017, and later consolidated with a similar action that was filed on April 28, 2017, tracks the allegations in the consolidated action and asserts that such purported conduct injured “indirect purchasers” of FX instruments. These claims are brought pursuant to the Sherman Act and various states’ consumer protection statutes. On March 15, 2018, the court granted Deutsche Bank’s motion to dismiss this action. Plaintiffs filed a motion to replead and proposed a third amended complaint on April 5, 2018, which Deutsche Bank has opposed. Discovery has not yet commenced in the Indirect Purchasers action.

Deutsche Bank also has been named as a defendant in two Canadian class proceedings brought in the provinces of Ontario and Quebec. Filed on September 10, 2015, these class actions assert factual allegations similar to those made in the consolidated action in the United States and seek damages pursuant to the Canadian Competition Act as well as other causes of action.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Interbank and Dealer Offered Rates Matters. Regulatory and Law Enforcement Matters. Deutsche Bank has received requests for information from various regulatory and law enforcement agencies, in connection with industry-wide investigations concerning the setting of the London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank and/or dealer offered rates. Deutsche Bank is cooperating with these investigations.

As previously reported, Deutsche Bank paid € 725 million to the European Commission pursuant to a settlement agreement dated December 4, 2013 in relation to anticompetitive conduct in the trading of interest rate derivatives.

Also as previously reported, on April 23, 2015, Deutsche Bank entered into separate settlements with the DOJ, the CFTC, the UK Financial Conduct Authority (FCA), and the New York State Department of Financial Services (DFS) to resolve investigations into misconduct concerning the setting of LIBOR, EURIBOR, and TIBOR. Under the terms of these agreements, Deutsche Bank agreed to pay penalties of U.S.$ 2.175 billion to the DOJ, CFTC and DFS and GBP 226.8 million to the FCA. As part of the resolution with the DOJ, DB Group Services (UK) Ltd. (an indirectly-held, wholly-owned subsidiary of Deutsche Bank) pled guilty to one count of wire fraud in the U.S. District Court for the District of Connecticut and Deutsche Bank entered into a Deferred Prosecution Agreement with a three year term pursuant to which it agreed (among other things) to the filing of an Information in the U.S. District Court for the District of Connecticut charging Deutsche Bank with one count of wire fraud and one count of price fixing in violation of the Sherman Act. On April 23, 2018, the Deferred Prosecution Agreement expired, and the U.S. District Court for the District of Connecticut subsequently dismissed the criminal Information against Deutsche Bank. The fines referred to above, which include a U.S.$ 150 million fine paid in April 2017 following the March 28, 2017 sentencing of DB Group Services (UK) Ltd., have been paid in full and do not form part of the Bank’s provisions.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Provisions

As previously reported, on March 20, 2017, Deutsche Bank paid CHF 5.4 million to the Swiss Competition Commission (WEKO) pursuant to a settlement agreement in relation to Yen LIBOR.

On October 25, 2017, Deutsche Bank entered into a settlement with a working group of U.S. state attorneys general resolving their interbank offered rate investigation. Among other conditions, Deutsche Bank agreed to make a settlement payment of U.S.$ 220 million. The settlement amount has been paid in full and does not form part of the Bank’s provisions.

Other investigations of Deutsche Bank concerning the setting of various interbank and/or dealer offered rates remain ongoing, and Deutsche Bank remains exposed to further action.

The Group has not disclosed whether it has established a provision or contingent liability with respect to the remaining investigations because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Overview of Civil Litigations. Deutsche Bank is party to 44 U.S. civil actions concerning alleged manipulation relating to the setting of various interbank and/or dealer offered rates which are described in the following paragraphs, as well as single actions pending in each of the UK, Israel and Argentina. Most of the civil actions, including putative class actions, are pending in the U.S. District Court for the Southern District of New York (SDNY), against Deutsche Bank and numerous other defendants. All but four of the U.S. civil actions were filed on behalf of parties who allege losses as a result of manipulation relating to the setting of U.S. dollar LIBOR. The four civil actions pending against Deutsche Bank that do not relate to U.S. dollar LIBOR are also pending in the SDNY, and include one consolidated action concerning Pound Sterling (GBP) LIBOR, one action concerning Swiss franc (CHF) LIBOR, one action concerning two Singapore Dollar (SGD) benchmark rates, the Singapore Interbank Offered Rate (SIBOR) and the Swap Offer Rate (SOR), and one action concerning the Canadian Dealer Offered Rate (CDOR).

Claims for damages for all 44 of the U.S. civil actions discussed have been asserted under various legal theories, including violations of the U.S. Commodity Exchange Act, federal and state antitrust laws, the U.S. Racketeer Influenced and Corrupt Organizations Act, and other federal and state laws. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

U.S. dollar LIBOR. With one exception, all of the U.S. civil actions concerning U.S. dollar LIBOR are being coordinated as part of a multidistrict litigation (the “U.S. dollar LIBOR MDL”) in the SDNY. In light of the large number of individual cases pending against Deutsche Bank and their similarity, the civil actions included in the U.S. dollar LIBOR MDL are now subsumed under the following general description of the litigation pertaining to all such actions, without disclosure of individual actions except when the circumstances or the resolution of an individual case is material to Deutsche Bank.

Following a series of decisions in the U.S. dollar LIBOR MDL between March 2013 and December 2016 narrowing their claims, plaintiffs are currently asserting antitrust claims, claims under the U.S. Commodity Exchange Act and state law fraud, contract, unjust enrichment and other tort claims. The court has also issued decisions dismissing certain plaintiffs’ claims for lack of personal jurisdiction and on statute of limitations grounds.

On December 20, 2016, the district court issued a ruling dismissing certain antitrust claims while allowing others to proceed. Multiple plaintiffs have filed appeals of the district court’s December 20, 2016 ruling to the U.S. Court of Appeals for the Second Circuit, and those appeals are proceeding in parallel with the ongoing proceedings in the district court. Briefing of the appeals is complete.

On July 13, 2017, Deutsche Bank executed a settlement agreement in the amount of U.S.$ 80 million with plaintiffs to resolve a putative class action pending as part of the U.S. dollar LIBOR MDL asserting claims based on alleged transactions in Eurodollar futures and options traded on the Chicago Mercantile Exchange (Metzler Investment GmbH v. Credit Suisse Group AG). The settlement agreement was submitted to the court for preliminary approval on October 11, 2017. The settlement amount is already fully reflected in existing litigation provisions and no additional provisions have been taken for this settlement. The settlement agreement is subject to further review and approval by the court.

On February 6, 2018, Deutsche Bank executed a settlement agreement in the amount of U.S.$ 240 million with plaintiffs to resolve a putative class action pending as part of the U.S. dollar LIBOR MDL asserting claims based on alleged transactions in U.S. dollar LIBOR-linked financial instruments purchased over the counter directly from LIBOR panel banks (Mayor & City Council of Baltimore v. Credit Suisse AG). The settlement agreement was submitted to the court for preliminary approval on February 27, 2018, which the court granted on April 5, 2018. The settlement agreement is subject to further review and approval by the court, and a final approval hearing is scheduled for October 25, 2018. Under the terms of the settlement, Deutsche Bank has paid U.S.$ 240 million, and is no longer reflecting that amount in its litigation provisions.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Provisions

Plaintiff in the non-MDL case proceeding in the SDNY moved to amend its complaint following a dismissal of its claims. On March 20, 2018, the court denied plaintiff’s motion for leave to amend and entered judgment in the action, closing the case. Plaintiff has appealed the court’s decision.

There is a further UK civil action regarding U.S. dollar LIBOR brought by the U.S. Federal Deposit Insurance Corporation, in which a claim for damages has been asserted pursuant to Article 101 of The Treaty on the Functioning of the European Union, Section 2 of Chapter 1 of the UK Competition Act 1998 and U.S. state laws. Deutsche Bank is defending this action.

A further class action regarding LIBOR, EURIBOR and TIBOR has been filed in Israel.

Yen LIBOR and Euroyen TIBOR. On July 21, 2017, Deutsche Bank executed a settlement agreement in the amount of U.S.$ 77 million with plaintiffs to resolve two putative class actions pending in the SDNY alleging manipulation of Yen LIBOR and Euroyen TIBOR (Laydon v. Mizuho Bank, Ltd. and Sonterra Capital Master Fund Ltd. v. UBS AG). The agreement was submitted to the court for approval, and the court granted final approval of the settlement on December 7, 2017. Accordingly, these two actions are not included in the total number of actions above. The settlement amount, which Deutsche Bank paid on August 1, 2017, is no longer reflected in Deutsche Bank’s litigation provisions.

EURIBOR. On May 10, 2017, Deutsche Bank executed a settlement agreement in the amount of U.S.$ 170 million with plaintiffs to resolve a putative class action pending in the SDNY alleging manipulation of EURIBOR (Sullivan v. Barclays PLC). The agreement was submitted to the court for approval, and the court granted final approval of the settlement on May 18, 2018. Accordingly, the action is not included in the total number of actions above. The settlement amount, which Deutsche Bank has paid, is no longer reflected in Deutsche Bank’s litigation provisions.

GBP LIBOR. A putative class action alleging manipulation of the Pound Sterling (GBP) LIBOR remains pending in the SDNY. It is the subject of a fully briefed motion to dismiss.

CHF LIBOR. A putative class action alleging manipulation of the Swiss Franc (CHF) LIBOR remains pending in the SDNY. It is the subject of fully briefed motions to dismiss.

SIBOR and SOR. A putative class action alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Swap Offer Rate (SOR) remains pending in the SDNY. On October 4, 2018, the defendants’ motions to dismiss were granted in part, with certain claims against Deutsche Bank remaining.

CDOR. A putative class action alleging manipulation of the Canadian Dealer Offered Rate (CDOR) is pending in the SDNY. It is the subject of fully briefed motions to dismiss.

Investigations Into Referral Hiring Practices and Certain Business Relationships. Certain regulators and law enforcement authorities in various jurisdictions, including the U.S. Securities and Exchange Commission and the DOJ, are investigating, among other things, Deutsche Bank’s compliance with the U.S. Foreign Corrupt Practices Act and other laws with respect to the Bank’s hiring practices related to candidates referred by clients, potential clients and government officials, and the Bank’s engagement of finders and consultants. Deutsche Bank is responding to and continuing to cooperate with these investigations. Certain regulators in other jurisdictions have also been briefed on these investigations. The Group has recorded a provision with respect to certain of these regulatory investigations. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these regulatory investigations. Based on the facts currently known, it is not practicable at this time for the Bank to predict the timing of a resolution.

Kirch. The public prosecutor’s office in Munich (Staatsanwaltschaft München I) has conducted and is currently conducting criminal investigations in connection with the Kirch case inter alia with regard to former Deutsche Bank Management Board members. The Kirch case involved several civil proceedings between Deutsche Bank AG and Dr. Leo Kirch as well as media companies controlled by him. The key issue was whether an interview given by Dr. Rolf Breuer, then Spokesman of Deutsche Bank’s Management Board, in 2002 with Bloomberg television, during which Dr. Breuer commented on Dr. Kirch’s (and his companies’) inability to obtain financing, caused the insolvency of the Kirch companies. In February 2014, Deutsche Bank and the Kirch heirs reached a comprehensive settlement, which has ended all legal disputes between them.

The allegations of the public prosecutor are that the relevant former Management Board members failed to correct in a timely manner factual statements made by Deutsche Bank’s litigation counsel in submissions filed in one of the civil cases between Kirch and Deutsche Bank AG before the Munich Higher Regional Court and the Federal Court of Justice, after allegedly having become aware that such statements were not correct, and/or made incorrect statements in such proceedings, respectively.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Provisions

On April 25, 2016, following the trial before the Munich District Court regarding the main investigation involving Jürgen Fitschen and four other former Management Board members, the Munich District Court acquitted all of the accused, as well as the Bank, which was a secondary participant in such proceedings. On April 26, 2016, the public prosecutor filed an appeal. An appeal is limited to a review of legal errors rather than facts. On October 18, 2016, a few weeks after the written judgment was served, the public prosecutor provided notice that it will uphold its appeal only with respect to former Management Board members Jürgen Fitschen, Dr. Rolf Breuer and Dr. Josef Ackermann and that it will withdraw its appeal with respect to former Management Board members Dr. Clemens Börsig and Dr. Tessen von Heydebreck for whom the acquittal thereby becomes binding. On January 24, 2018, the Attorney General’s Office applied to convene an oral hearing before the Federal Supreme Court to decide about the Munich public prosecutor’s appeal.

The other investigations by the public prosecutor (which also deal with attempted litigation fraud in the Kirch civil proceedings) are ongoing. Deutsche Bank is fully cooperating with the Munich public prosecutor’s office.

The Group does not expect these proceedings to have significant economic consequences for it and has not recorded a provision or contingent liability with respect thereto.

KOSPI Index Unwind Matters. Following the decline of the Korea Composite Stock Price Index 200 (the “KOSPI 200”) in the closing auction on November 11, 2010 by approximately 2.7%, the Korean Financial Supervisory Service (“FSS”) commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank of a basket of stocks, worth approximately € 1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On February 23, 2011, the Korean Financial Services Commission, which oversees the work of the FSS, reviewed the FSS’ findings and recommendations and resolved to take the following actions: (i) to file a criminal complaint to the Korean Prosecutor’s Office for alleged market manipulation against five employees of the Deutsche Bank group and Deutsche Bank’s subsidiary Deutsche Securities Korea Co. (DSK) for vicarious corporate criminal liability; and (ii) to impose a suspension of six months, commencing April 1, 2011 and ending September 30, 2011, of DSK’s business for proprietary trading of cash equities and listed derivatives and DMA (direct market access) cash equities trading, and the requirement that DSK suspend the employment of one named employee for six months. There was an exemption to the business suspension which permitted DSK to continue acting as liquidity provider for existing derivatives linked securities. On August 19, 2011, the Korean Prosecutor’s Office announced its decision to indict DSK and four employees of the Deutsche Bank group on charges of spot/futures linked market manipulation. The criminal trial commenced in January 2012. On January 25, 2016, the Seoul Central District Court rendered a guilty verdict against a DSK trader and a guilty verdict against DSK. A criminal fine of KRW 1.5 billion (less than € 2.0 million) was imposed on DSK. The Court also ordered forfeiture of the profits generated on the underlying trading activity. The Group disgorged the profits on the underlying trading activity in 2011. The criminal trial verdict has been appealed by both the prosecutor and the defendants.

In addition, a number of civil actions have been filed in Korean courts against Deutsche Bank and DSK by certain parties who allege they incurred losses as a consequence of the fall in the KOSPI 200 on November 11, 2010. First instance court decisions were rendered against the Bank and DSK in some of these cases starting in the fourth quarter of 2015. The outstanding known claims have an aggregate claim amount of less than € 50 million (at present exchange rates). The Group has recorded a provision with respect to these outstanding civil matters. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.

Mortgage-Related and Asset-Backed Securities Matters and Investigation. Regulatory and Governmental Matters. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale, valuation and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations (CDOs), other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

On December 23, 2016, Deutsche Bank announced that it reached a settlement-in-principle with the DOJ to resolve potential claims related to its RMBS business conducted from 2005 to 2007. The settlement became final and was announced by the DOJ on January 17, 2017. Under the settlement, Deutsche Bank paid a civil monetary penalty of U.S.$ 3.1 billion and agreed to provide U.S.$ 4.1 billion in consumer relief.

In September 2016, Deutsche Bank received administrative subpoenas from the Maryland Attorney General seeking information concerning Deutsche Bank’s RMBS and CDO businesses from 2002 to 2009. On June 1, 2017, Deutsche Bank and the Maryland Attorney General reached a settlement to resolve the matter for U.S.$ 15 million in cash and U.S.$ 80 million in consumer relief (to be allocated from the overall U.S.$ 4.1 billion consumer relief obligation agreed to as part of Deutsche Bank’s settlement with the DOJ).

The Group has recorded provisions with respect to some of the outstanding regulatory investigations but not others, a portion of which relates to the consumer relief being provided under the DOJ settlement. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the resolution of these matters.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Provisions

Issuer and Underwriter Civil Litigation. Deutsche Bank has been named as defendant in numerous civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described below, allege that the offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination. The Group has recorded provisions with respect to several of these civil cases, but has not recorded provisions with respect to all of these matters. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the resolution of these matters.

Deutsche Bank is a defendant in a class action relating to its role as one of the underwriters of six RMBS offerings issued by Novastar Mortgage Corporation. No specific damages are alleged in the complaint. The lawsuit was brought by plaintiffs representing a class of investors who purchased certificates in those offerings. The parties reached a settlement to resolve the matter for a total of U.S.$ 165 million, a portion of which was paid by the Bank. On August 30, 2017, FHFA/Freddie Mac filed an objection to the settlement. Final court approval is not expected until appellate proceedings relating to FHFA/Freddie Mac’s objections are resolved.

Deutsche Bank is a defendant in three actions related to RMBS offerings brought by the U.S. Federal Deposit Insurance Corporation (FDIC) as receiver for: (a) Colonial Bank (alleging no less than U.S.$ 189 million in damages against all defendants), (b) Guaranty Bank (alleging no less than U.S.$ 901 million in damages against all defendants), and (c) Citizens National Bank and Strategic Capital Bank (alleging no less than U.S.$ 66 million in damages against all defendants). In each of these actions, the appellate courts have reinstated claims previously dismissed on statute of limitations grounds. In the case concerning Colonial Bank, petitions for rehearing and certiorari to the U.S. Supreme Court were denied, and on June 21, 2017, the FDIC filed a second amended complaint, which defendants moved to dismiss on September 7, 2017. On March 2, 2018, the court granted in part and denied in part defendants’ motion to dismiss. In the case concerning Guaranty Bank, petitions for rehearing and certiorari to the U.S. Supreme Court were denied, fact discovery is almost complete, and expert work is ongoing. Also, on September 14, 2017, the court granted in part Deutsche Bank’s motion for summary judgment regarding the proper method of calculating pre-judgment interest. On August 31, 2018, the court vacated the March 2019 trial date. On September 27, 2018, the court ordered that the case must go to mediation before January 11, 2019, and that it is stayed in the meantime. In the case concerning Citizens National Bank and Strategic Capital Bank, petitions for rehearing and certiorari to the U.S. Supreme Court were denied, and on July 31, 2017, the FDIC filed a second amended complaint, which defendants moved to dismiss on September 14, 2017.

Deutsche Bank is a defendant in an action brought by Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank) alleging common law claims related to the purchase of RMBS. The complaint did not specify the amount of damages sought. On April 17, 2017, the court dismissed the complaint, and on February 13, 2018, the plaintiff filed its appeal. On October 9, 2018, the dismissal was affirmed by the appellate court.

In June 2014, HSBC, as trustee, brought an action in New York state court against Deutsche Bank to revive a prior action, alleging that Deutsche Bank failed to repurchase mortgage loans in the ACE Securities Corp. 2006-SL2 RMBS offering. The revival action was stayed during the pendency of an appeal of the dismissal of a separate action wherein HSBC, as trustee, brought an action against Deutsche Bank alleging breaches of representations and warranties made by Deutsche Bank concerning the mortgage loans in the same offering. On March 29, 2016, the court dismissed the revival action, and on April 29, 2016, plaintiff filed a notice of appeal. Plaintiff’s appeal has been adjourned in light of a case pending in the New York Court of Appeals involving similar legal issues.

On February 3, 2016, Lehman Brothers Holding, Inc. (Lehman) instituted an adversary proceeding in United States Bankruptcy Court for the Southern District of New York against, among others, MortgageIT, Inc. (MIT) and Deutsche Bank AG, as alleged successor to MIT, asserting breaches of representations and warranties set forth in certain 2003 and 2004 loan purchase agreements concerning 63 mortgage loans that MIT sold to Lehman, which Lehman in turn sold to the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The complaint seeks indemnification for losses incurred by Lehman in connection with settlements entered into with Fannie Mae and Freddie Mac as part of the Lehman bankruptcy proceedings to resolve claims concerning those loans. On January 31, 2018, the parties reached a settlement to resolve the litigation. On February 6, 2018, the court ordered a voluntary stipulation of dismissal.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Provisions

Trustee Civil Litigation. Deutsche Bank is a defendant in eight separate civil lawsuits brought by various groups of investors concerning its role as trustee of certain RMBS trusts. The actions generally allege claims for breach of contract, breach of fiduciary duty, breach of the duty to avoid conflicts of interest, negligence and/or violations of the U.S. Trust Indenture Act of 1939, based on the trustees’ alleged failure to perform adequately certain obligations and/or duties as trustee for the trusts. The eight actions include two putative class actions brought by a group of investors, including funds managed by BlackRock Advisors, LLC, PIMCO-Advisors, L.P., and others (the “BlackRock Class Actions”), two putative class actions brought by Royal Park Investments SA/NV, and four individual lawsuits. One of the BlackRock Class Actions is pending in the U.S. District Court for the Southern District of New York in relation to 58 trusts, which allegedly suffered total realized collateral losses of U.S.$ 9.8 billion, although the complaint does not specify a damage amount. On January 23, 2017, the court granted in part and denied in part the trustees’ motion to dismiss. On February 3, 2017, the court entered an order dismissing plaintiffs’ representations and warranties claims as to 21 trusts whose originators or sponsors had entered bankruptcy. On April 5, 2018, the parties executed stipulations of dismissal with prejudice for the claims of two plaintiff groups, which the court entered on April 6 and April 24, 2018. The only claims that remain are for violation of the U.S. Trust Indenture Act of 1939 and breach of contract. On May 17, 2018, the court denied BlackRock’s motion to proceed with expert discovery using statistical sampling of the trusts’ loans. On August 7, 2018, the magistrate judge issued a report and recommendation that the court (i) deny plaintiffs’ motion for class certification; (ii) dismiss plaintiffs’ TIA claims as to 39 trusts; and (iii) dismiss without prejudice plaintiffs’ remaining claims as to the 39 trusts. Discovery is stayed. The second BlackRock Class Action is pending in the Superior Court of California in relation to 451 trusts, which allegedly suffered total realized collateral losses of U.S.$ 75.7 billion, although the complaint does not specify a damage amount. The trustees filed a demurrer seeking to dismiss the tort claims asserted by plaintiffs and a motion to strike certain elements of the breach of contract claim, and on October 18, 2016, the court sustained the trustees’ demurrer, dismissing the tort claims, but denied the motion to strike. On December 19, 2016, the trustees filed an answer to the complaint. On May 30, 2018, the court denied plaintiffs’ motion for class certification, and BlackRock filed a petition to appeal the order on June 8, 2018. On July 16, 2018, the court granted BlackRock’s motion to stay the case while the appeal is pending. On July 18, 2018, plaintiffs requested that the court dismiss with prejudice all claims asserted by three of the eight plaintiff groups, as well as all claims asserted by one plaintiff group related to one trust. The putative class action brought by Royal Park Investments SA/NV is pending in the U.S. District Court for the Southern District of New York and concerns ten trusts, which allegedly suffered total realized collateral losses of more than U.S.$ 3.1 billion, although the complaint does not specify a damage amount. On March 29, 2018, the court issued an order denying plaintiff’s renewed motion for class certification, and on August 7, 2018, the court of appeals denied plaintiff’s motion for leave to immediately appeal the denial of class certification. On September 28, 2018, the court denied plaintiff’s motion seeking permission to prove liability and damages using a statistical sample of the loans at issue in the case. Discovery is ongoing. On August 4, 2017, Royal Park filed a separate, additional class action complaint against the trustee in the same court asserting claims for breach of contract, unjust enrichment, conversion, breach of trust, equitable accounting and declaratory and injunctive relief arising out of the payment from trust funds of the trustee’s legal fees and expenses in the other, ongoing Royal Park litigation. On August 13, 2018, the court stayed the action pending resolution of the underlying Royal Park litigation and denied the trustee’s motion to dismiss without prejudice to its refiling once the stay is lifted.

The four individual lawsuits include actions by (a) the National Credit Union Administration Board (“NCUA”), as an investor in 37 trusts, which allegedly suffered total realized collateral losses of U.S.$ 17.2 billion, although the complaint does not specify a damage amount and NCUA has not yet filed a new complaint to reflect that it has dropped claims as to 60 of the 97 trusts originally at issue; (b) certain CDOs (collectively, “Phoenix Light”) that hold RMBS certificates issued by 43 RMBS trusts, and seeking “hundreds of millions of dollars in damages”; (c) Commerzbank AG, as an investor in 50 RMBS trusts, seeking recovery for alleged “hundreds of millions of dollars in losses;” and (d) IKB International, S.A. in Liquidation and IKB Deutsche Industriebank AG (collectively, “IKB”), as an investor in 30 RMBS trusts, seeking more than U.S.$ 268 million of damages. In the NCUA case, NCUA notified the court on August 31, 2018 that it will drop claims relating to 60 out of the 97 trusts originally at issue; on October 5, 2018, NCUA filed a motion for leave to amend its complaint. In the Phoenix Light case, the plaintiffs filed an amended complaint on September 27, 2017, and the trustees filed an answer to the complaint on November 13, 2017; discovery is ongoing. In the Commerzbank case, the plaintiff filed an amended complaint on November 30, 2017, and the trustees filed an answer to the complaint on January 29, 2018; discovery is ongoing. In the IKB case, the court heard oral argument on the trustee’s motion to dismiss on May 3, 2017, but has not yet issued a decision. On June 20, 2017, the IKB plaintiffs stipulated to the dismissal with prejudice of all claims asserted against Deutsche Bank concerning four trusts. Discovery is ongoing. Deutsche Bank was also a defendant in a lawsuit brought by the Western and Southern Life Insurance Company and five related entities, but on September 28, 2017, plaintiffs filed a notice of voluntary dismissal of their claims, without prejudice.

The Group believes a contingent liability exists with respect to these eight cases, but at present the amount of the contingent liability is not reliably estimable.

Postbank Voluntary Public Takeover Offer. On September 12, 2010, Deutsche Bank announced the decision to make a voluntary takeover offer for the acquisition of all shares in Deutsche Postbank AG (Postbank). On October 7, 2010, the Bank published the official offer document. In its takeover offer, Deutsche Bank offered Postbank shareholders consideration of € 25 for each Postbank share. The takeover offer was accepted for a total of approximately 48.2 million Postbank shares.

In November 2010, a former shareholder of Postbank, Effecten-Spiegel AG, which had accepted the takeover offer, brought a claim against Deutsche Bank alleging that the offer price was too low and was not determined in accordance with the applicable law of the Federal Republic of Germany. The plaintiff alleges that Deutsche Bank had been obliged to make a mandatory takeover offer for all shares in Postbank, at the latest, in 2009. The plaintiff avers that, at the latest in 2009, the voting rights of Deutsche Post AG in Postbank had to be attributed to Deutsche Bank AG pursuant to Section 30 of the German Takeover Act. Based thereon, the plaintiff alleges that the consideration offered by Deutsche Bank AG for the shares in Postbank in the 2010 voluntary takeover offer needed to be raised to € 57.25 per share.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Provisions

The Cologne District Court dismissed the claim in 2011 and the Cologne appellate court dismissed the appeal in 2012. The Federal Court set aside the Cologne appellate court’s judgment and referred the case back to the appellate court. In its judgment, the Federal Court stated that the appellate court had not sufficiently considered the plaintiff’s allegation that Deutsche Bank AG and Deutsche Post AG “acted in concert” in 2009.

Starting in 2014, additional former shareholders of Postbank, who accepted the 2010 tender offer, brought similar claims as Effecten-Spiegel AG against Deutsche Bank which are pending with the Cologne District Court and the Higher Regional Court of Cologne, respectively. On October 20, 2017, the Cologne District Court handed down a decision granting the claims in a total of 14 cases which were combined in one proceeding. The Cologne District Court took the view that Deutsche Bank was obliged to make a mandatory takeover offer already in 2008 so that the appropriate consideration to be offered in the takeover offer should have been € 57.25 per share. Taking the consideration paid into account, the additional consideration per share owed to shareholders which have accepted the takeover offer would thus amount to € 32.25. Deutsche Bank appealed this decision and the appeal has been assigned to the 13th Senate of the Higher Regional Court of Cologne, which also is hearing the appeal of Effecten-Spiegel AG. The court has scheduled a hearing for March 27, 2019 and (as a precautionary measure) also for April 3, 2019 as regards these appeal proceedings.

On November 8, 2017, a hearing took place before the Higher Regional Court of Cologne in the Effecten-Spiegel case. In that hearing, the Higher Regional Court indicated that it disagreed with the conclusions of the Cologne District Court and took the preliminary view that Deutsche Bank was not obliged to make a mandatory takeover offer in 2008 or 2009. Initially the Higher Regional Court resolved to announce a decision on December 13, 2017. However, this was postponed to February 2018 because the plaintiff challenged the three members of the 13th Senate of the Higher Regional Court of Cologne for alleged prejudice. The challenge was rejected by the Higher Regional Court of Cologne at the end of January 2018. In February 2018, the court granted a motion by Effecten-Spiegel AG to re-open the hearing. Also in relation to the Effecten-Spiegel case, the Higher Regional Court Cologne has scheduled a hearing for March 27, 2019 and (as a precautionary measure) also for April 3, 2019. Further, the court summoned Deutsche Bank’s former Management Board member, Stefan Krause, and Dr. Frank Appel, CEO of Deutsche Post AG, to appear as witnesses at this hearing.

Deutsche Bank has been served with a material number of additional lawsuits filed against Deutsche Bank shortly before the end of the year 2017 and these claims are now pending with the District Court of Cologne. Some of the new plaintiffs allege that the consideration offered by Deutsche Bank AG for the shares in Postbank in the 2010 voluntary takeover should be raised to € 64.25 per share.

The claims for payment against Deutsche Bank in relation to these matters total almost € 700 million (excluding interest). In February 2018, a law firm representing some plaintiffs in the above-mentioned civil actions also filed a criminal complaint with the public prosecutor in Frankfurt am Main against certain Deutsche Bank personnel alleging that they engaged in fraudulent conduct in connection with the takeover offer. However, the competent public prosecutors have rejected opening proceedings.

The Group has established a contingent liability with respect to these matters but the Group has not disclosed the amount of this contingent liability because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.

Further Proceedings Relating to the Postbank Takeover. In September 2015, former shareholders of Postbank filed in the Cologne District Court shareholder actions against Postbank to set aside the squeeze-out resolution taken in the shareholders meeting of Postbank in August 2015. Among other things, the plaintiffs allege that Deutsche Bank was subject to a suspension of voting rights with respect to its shares in Postbank based on the allegation that Deutsche Bank failed to make a mandatory takeover offer at a higher price in 2009. The squeeze out is final and the proceeding itself has no reversal effect, but may result in damage payments. The claimants in this proceeding refer to legal arguments similar to those asserted in the Effecten-Spiegel proceeding described above. In a decision on October 20, 2017, the Cologne District Court declared the squeeze-out resolution to be void. The court, however, did not rely on a suspension of voting rights due to an alleged failure of Deutsche Bank to make a mandatory takeover offer, but argued that Postbank violated information rights of Postbank shareholders in Postbank’s shareholders meeting in August 2015. Postbank has appealed this decision.

The legal question whether Deutsche Bank had been obliged to make a mandatory takeover offer for all Postbank shares prior to its 2010 voluntary takeover may also impact two pending appraisal proceedings (Spruchverfahren). These proceedings were initiated by former Postbank shareholders with the aim to increase the cash compensation offered in connection with the squeeze-out of Postbank shareholders in 2015 and the cash compensation offered and annual guaranteed dividend paid in connection with the execution of a domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabführungsvertrag) between DB Finanz-Holding AG (now DB Beteiligungs-Holding GmbH) and Postbank in 2012. The Cologne District Court issued resolutions indicating that it is inclined to consider a potential obligation of Deutsche Bank to make a mandatory takeover offer for Postbank at an offer price of € 57.25 when determining the adequate cash compensation in the appraisal proceedings. The cash compensation paid in connection with the domination and profit and loss transfer agreement was € 25.18 and was accepted for approximately 0.5 million shares. The squeeze-out compensation paid in 2015 was € 35.05 and approximately 7 million shares were squeezed-out.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Provisions

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously its outcome.

Russia/UK Equities Trading Investigation. Deutsche Bank has investigated the circumstances around equity trades entered into by certain clients with Deutsche Bank in Moscow and London that offset one another. The total volume of transactions reviewed is significant. Deutsche Bank’s internal investigation of potential violations of law, regulation and policy and into the related internal control environment has concluded, and Deutsche Bank is assessing the findings identified during the investigation; to date it has identified certain violations of Deutsche Bank’s policies and deficiencies in Deutsche Bank’s control environment. Deutsche Bank has advised regulators and law enforcement authorities in several jurisdictions (including Germany, Russia, the UK and U.S.) of this investigation. Deutsche Bank has taken disciplinary measures with regards to certain individuals in this matter and will continue to do so with respect to others as warranted.

On January 30 and 31, 2017, the DFS and the FCA announced settlements with the Bank related to their investigations into this matter. The settlements conclude the DFS and the FCA’s investigations into the Bank’s anti-money laundering (AML) control function in its investment banking division, including in relation to the equity trading described above. Under the terms of the settlement agreement with the DFS, Deutsche Bank entered into a consent order, and agreed to pay civil monetary penalties of U.S.$ 425 million and to engage an independent monitor for a term of up to two years. Under the terms of the settlement agreement with the FCA, Deutsche Bank agreed to pay civil monetary penalties of approximately GBP 163 million. On May 30, 2017, the Federal Reserve announced its settlement with the Bank resolving this matter as well as additional AML issues identified by the Federal Reserve. Deutsche Bank paid a penalty of U.S.$ 41 million. Deutsche Bank also agreed to retain independent third parties to assess its Bank Secrecy Act/AML program and review certain foreign correspondent banking activity of its subsidiary Deutsche Bank Trust Company Americas. The Bank is also required to submit written remediation plans and programs. The DFS, FCA and Federal Reserve settlement amounts were already materially reflected in existing litigation provisions.

Deutsche Bank continues to cooperate with regulators and law enforcement authorities, including the DOJ, which has its own ongoing investigation into these securities trades. The Group has recorded a provision with respect to the remaining investigation. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of this matter.

Sovereign, Supranational and Agency Bonds (SSA) Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to SSA bond trading. Deutsche Bank is cooperating with these investigations.

Deutsche Bank is a defendant in several putative class action complaints filed in the U.S. District Court for the Southern District of New York alleging violations of U.S. antitrust law and common law related to alleged manipulation of the secondary trading market for SSA bonds. Deutsche Bank has reached an agreement to settle the actions for the amount of U.S.$ 48.5 million and has recorded a provision in the same amount. The settlement is subject to court approval.

Deutsche Bank is also a defendant in putative class actions filed on November 7, 2017 and December 5, 2017 in the Ontario Superior Court of Justice and Federal Court of Canada, respectively, alleging violations of antitrust law and the common law. The complaints rely on allegations similar to those in the U.S. class actions, and seek compensatory and punitive damages. The cases are in their early stages.

Deutsche Bank was named as a defendant in several putative class action complaints filed in the U.S. District Court for the Southern District of New York alleging violations of U.S. antitrust law and a claim for unjust enrichment relating to Mexican government bond trading. The case is in its early stages.

Other than as noted above, the Group has not disclosed whether it has established provisions or contingent liabilities with respect to the matters referred to above because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Trust Preferred Securities Litigation. Deutsche Bank and certain of its affiliates and former officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. In a series of opinions, the court dismissed all claims as to four of the six offerings at issue, but allowed certain alleged omissions claims relating to the November 2007 and February 2008 offerings to proceed. The district court limited claims relating to the two offerings remaining in the case to alleged failures (i) to disclose “any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations” and (ii) to disclose “the most significant factors that make the offering speculative or risky” pursuant to Items 303 and 503 of Regulation S-K. Defendants have served Answers denying all wrongdoing. On October 2, 2018, the district court certified a plaintiff class as to both offerings. Defendants have sought leave to appeal the decision. Merits discovery is ongoing.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of September 30, 2018	Shares Issued and Outstanding

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously its outcome.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from certain U.S. regulatory and law enforcement agencies concerning its historical processing of U.S. dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws in connection with investigations into whether such processing complied with U.S. federal and state laws. In 2006, Deutsche Bank voluntarily decided that it would not engage in new U.S. dollar business with counterparties in Iran, Sudan, North Korea and Cuba and with certain Syrian banks, and to exit existing U.S. dollar business with such counterparties to the extent legally possible. In 2007, Deutsche Bank decided that it would not engage in any new business, in any currency, with counterparties in Iran, Syria, Sudan and North Korea and to exit existing business, in any currency, with such counterparties to the extent legally possible; it also decided to limit its non-U.S. dollar business with counterparties in Cuba. On November 3, 2015, Deutsche Bank entered into agreements with the New York State Department of Financial Services and the Federal Reserve Bank of New York to resolve their investigations of Deutsche Bank. Deutsche Bank paid the two agencies U.S.$ 200 million and U.S.$ 58 million, respectively, and agreed not to rehire certain former employees. In addition, the New York State Department of Financial Services ordered Deutsche Bank to terminate certain employees and Deutsche Bank agreed to retain an independent monitor for one year, and the Federal Reserve Bank of New York ordered certain remedial measures including ensuring an effective OFAC compliance program and an annual review of such program by an independent party until the Federal Reserve Bank of New York is satisfied as to its effectiveness.

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously its outcome.

U.S. Treasury Securities Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to U.S. Treasuries auctions, trading, and related market activity. Deutsche Bank is cooperating with these investigations.

Deutsche Bank‘s subsidiary Deutsche Bank Securities Inc. (DBSI) was a defendant in several putative class actions alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases have been consolidated in the Southern District of New York. On November 16, 2017, plaintiffs filed a consolidated amended complaint, which did not name DBSI as a defendant. On December 11, 2017, the court dismissed DBSI from the class action without prejudice.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Long-Term Debt

in € m.	Sep 30, 2018	Dec 31, 2017
Senior debt:
Bonds and notes
Fixed rate	77,999	76,285
Floating rate	30,853	33,210
Subordinated debt:
Bonds and notes
Fixed rate	5,176	5,493
Floating rate	1,455	1,738
Other	37,095	42,988
Total long-term debt	152,578	159,715

Shares Issued and Outstanding

in million	Sep 30, 2018	Dec 31, 2017
Shares issued	2,066.8	2,066.8
Shares in treasury	1.9	0.4
Of which:
Buyback	1.6	0.2
Other	0.3	0.2
Shares outstanding	2,064.9	2,066.4

Deutsche Bank	Other Financial Information (unaudited)
Interim Report as of September 30, 2018	Credit related Commitments and Contingent Liabilities

Other Financial Information (unaudited)

Credit related Commitments and Contingent Liabilities

Lending commitments and lending related contingent liabilities

In the normal course of business the Group regularly enters into irrevocable lending commitments, including fronting commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. In the event that the Group has to pay out cash in respect of its fronting commitments, the Group would immediately seek reimbursement from the other syndicate lenders. The Group considers all the above instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient perception about a loss from an expected claim, a provision is established and recorded on the balance sheet.

In the normal course of business the Group also regularly enters into revocable lending commitments. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. However, as they are revocable they can be cancelled at any point of time.

The following table shows the Group’s revocable lending commitments, irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

in € m.	Sep 30, 2018	Dec 31, 2017
Irrevocable lending commitments	167,826	158,253
Revocable lending commitments	44,408	45,867
Contingent liabilities	47,888	48,212
Total	260,121	252,331

Other commitments and other contingent liabilities

The following table shows the Group’s other irrevocable commitments and other contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

in € m.	Sep 30, 2018	Dec 31, 2017
Other commitments	84	82
Other contingent liabilities	8	5
Total	92	86

Irrevocable payment commitments with regard to levies

Irrevocable payment commitments related to bank levy according to Bank Recovery and Resolution Directive (BRRD), the Single Resolution Fund (SRF) and the German statutory deposit protection amounted to € 557 million as of Sep 30, 2018 and to € 412 million as of December 31, 2017.

Deutsche Bank	Other Financial Information (unaudited)
Interim Report as of September 30, 2018	Related Party Transactions

Related Party Transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group’s related parties include:

–

key management personnel, close family members of key management personnel and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,

–	subsidiaries, joint ventures and associates and their respective subsidiaries, and
–	post-employment benefit plans for the benefit of Deutsche Bank employees.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of September 30, 2018, were loans and commitments of € 46 million and deposits of € 83 million. As of December 31, 2017, there were loans and commitments of € 48 million and deposits of € 123 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Transactions with Subsidiaries, Associates and Joint Ventures

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Transactions for subsidiaries, joint ventures and associates are presented combined in below table as these are not material individually.

Loans issued and guarantees granted

in € m.	Sep 30, 2018	Dec 31, 2017
Loans outstanding, beginning of period	256	297
Movement in loans during the period[1]	(12)	(26)
Changes in the group of consolidated companies	0	(1)
Exchange rate changes/other	(7)	(15)
Loans outstanding, end of period[2]	237	256

Other credit risk related transactions:
Allowance for loan losses	0	0
Provision for loan losses	0	0
Guarantees and commitments	3	9

1 Net impact of loans issued and loans repayment during the year is shown as “Movement in loans during the period”.

2 There were no past due loans as of September 30, 2018 and December 31, 2017. For the above loans, the Group held collateral of € 14 million and € 14 million as of September 30, 2018 and December 31, 2017, respectively.

Deposits received

in € m.	Sep 30, 2018	Dec 31, 2017
Deposits, beginning of period	67	87
Movement in deposits during the period[1]	(2)	(15)
Changes in the group of consolidated companies	0	0
Exchange rate changes/other	0	(4)
Deposits, end of period	65	67

1 Net impact of deposits received and deposits repaid during the year is shown as “Movement in deposits during the period”.

Deutsche Bank	Other Financial Information (unaudited)
Interim Report as of September 30, 2018	Non-Current Assets and Disposal Groups Held for Sale

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 0 million as of September 30, 2018, and € 6 million as of December 31, 2017. Trading liabilities and negative market values from derivative financial transactions with associated companies were € 0 million as of September 30, 2018, and € 0 million as of December 31, 2017.

Other transactions with related parties also reflected the following:

TradeWeb Markets: In the first quarter 2018, the Group ceased to have significant influence over its equity method investment in TradeWeb Markets LLC and recognized a remeasurement gain of € 84 million equal to the difference between the fair value and the carrying amount of the investment.

Transactions with Pension Plans

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of September 30, 2018, transactions with these plans were not material for the Group.

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of September 30, 2018.

Non-Current Assets and Disposal Groups Held for Sale at the Reporting Date

Total assets held for sale amounted to € 7.3 billion as of September 30, 2018 (December 31, 2017: € 45 million) and the disposal groups included liabilities of € 5.0 billion as of September 30, 2018 (December 31, 2017: € 16 million).

As of September 30, 2018, there were no unrealized net gains or losses (December 31, 2017: € 0 million) relating to non-current assets and disposal groups classified as held for sale recognized directly in accumulated other comprehensive income (loss).

Sale of Portuguese Private & Commercial Clients business

On March 27, 2018, the Group announced that it has entered into an agreement to sell its local Private & Commercial Banking (PCB) business in Portugal to ABANCA Corporación Bancaria S.A. (“ABANCA”). Accordingly and at the end of the first quarter 2018, the business was classified as a disposal group held for sale. The valuation of the unit resulted in the recognition of a pre-tax loss of € (53) million which was recorded in other income (€ (40) million) and general and administrative expense (€ (13) million) of PCB in the first quarter 2018. With the transaction, Deutsche Bank continues to execute its strategy to sharpen its focus and reduce complexity. The transaction remains subject to regulatory approvals and other conditions. The parties are aiming to close the transaction in the first half of 2019.

Disposal of Polish Private & Commercial Bank business

Following the announcement made on December 14, 2017 that Deutsche Bank had entered into an agreement to sell its Polish Private & Commercial Banking (“PCB”) business from Deutsche Bank Polska S.A. (“DB Polska”), excluding its foreign currency denominated retail mortgage portfolio, together with DB Securities S.A., to Santander Bank Polska S.A. (“Santander Bank Polska”, former Bank Zachodni WBK S.A.), the Group obtained all material outstanding regulatory approvals on July 17, 2018 to proceed with the designated transaction. Accordingly, in the third quarter 2018 the respective business was classified as a disposal group held for sale. Before its classification as a disposal group held for sale, the Group had revalued the designated disposal unit and recorded a pre-tax loss of € (157) million included in PCB’s other income of the fourth quarter 2017. As of September 30, 2018, updating the revaluation of the unit led to an additional net year-to-date charge of € (10) million recorded in PCB’s other income for 2018.

Deutsche Bank	Other Financial Information (unaudited)
Interim Report as of September 30, 2018	Events after the Reporting Period

The sale is in line with the Group’s effort to continue to sharpen its focus and reduce complexity. Santander Bank Polska is part of the Santander Group, with Banco Santander S.A. being its parent company. The transaction was subject to approvals of the Polish FSA, other regulatory approvals, corporate consents and other conditions. The parties are aiming for a finalization of the transaction in the fourth quarter 2018.

At the time the PCB business will be transferred from DB Polska to Santander Bank Polska, the declaration of backing issued by Deutsche Bank AG in favor of DB Polska will terminate with regard to the liabilities included in the divested business. Consequently, the declaration of backing issued in favor of DB Polska will continue for the remaining business.

Events after the Reporting Period

Mortality assumptions for the Defined Benefit Obligation (DBO) accrued for defined benefit post-employment plans for employees in Germany have been derived using Heubeck tables in the version of 2005G. The defined benefit obligation related to Germany as of December 31, 2017 was about € 12,090 million. On July 20, 2018 Heubeck AG published updated mortality tables and a further update was released on October 2, 2018. These tables include new mortality rates which form a significant input factor into the calculation of the bank’s defined benefit obligations under post-employment employee benefit plans. It has yet to be determined if and how the new mortality tables are generally applicable. Heubeck AG has expressed together with the update of the mortality tables an expected range for the increase of DBO by 1.0%-2.0%. Should the new mortality tables be generally accepted we will have to determine for our company if these accurately reflect the mortality probabilities in the calculation of our pension obligation. A potential increase of the defined benefit obligation caused by updated mortality rates would reduce Other Comprehensive Income reflecting actuarial losses. The amount of changes of DBO as of year-end 2018 will also be affected by regular updates to other parameters such as discount rate, salary developments and other input factors.

Deutsche Bank	Review Report
Interim Report as of September 30, 2018

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Other Information (unaudited)
Interim Report as of September 30, 2018	Non-GAAP Financial Measures

Other Information (unaudited)

Non-GAAP Financial Measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on Equity Ratios

The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders’ equity are calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity and average tangible shareholders’ equity, respectively.

Net income (loss) attributable to Deutsche Bank shareholders for the segments is a non-GAAP financial measure and is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests. For the Group, it reflects the reported effective tax rate, which was 55 % for the three months ended September 30, 2018 and 30 % for the prior year’s comparative period. The tax rate was 55 % for the nine months ended September 30, 2018 and 36 % for the prior year’s comparative period. For the segments, the applied tax rate was 28 % for all reported periods in 2018 and 33 % for all reported periods in 2017.

At the Group level, tangible shareholders’ equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders´ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Sep 30, 2018
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consoli- dated
Income (loss) before income taxes (IBIT)	156	220	143	(13)	506

Income tax expense					(277)

Net Income (loss)	113	158	103	(145)	229

Net income (loss) attributable to noncontrolling interests	0	0	0	(18)	(18)

Net Income attributable to DB shareholders	113	158	103	(163)	211

Average shareholders’ equity	43,417	14,497	4,702	0	62,616

Add (deduct) :

Average goodwill and other intangible assets	(3,164)	(2,115)	(2,976)	0	(8,255)

Average tangible shareholders’ equity	40,253	12,382	1,726	0	54,361

Post-tax return on average shareholders’ equity (in %)	1.0	4.4	8.8	N/M	1.3

Post-tax return on average tangible shareholders’ equity (in %)	1.1	5.1	23.9	N/M	1.6

N/M – Not meaningful

Deutsche Bank	Other Information (unaudited)
Interim Report as of September 30, 2018	Non-GAAP Financial Measures

	Three months ended Sep 30, 2017
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consoli- dated
Income (loss) before income taxes (IBIT)	411	349	197	(23)	933

Income tax expense					(284)

Net Income (loss)	275	234	132	8	649

Net income (loss) attributable to noncontrolling interests	0	0	0	(2)	(2)

Net Income attributable to DB shareholders	275	234	132	6	647

Average shareholders’ equity	45,968	15,156	4,644	0	65,769

Add (deduct) :

Average goodwill and other intangible assets	(2,990)	(2,106)	(3,676)	0	(8,772)

Average tangible shareholders’ equity	42,978	13,050	968	0	56,997

Post-tax return on average shareholders’ equity (in %)	2.4	6.2	11.3	N/M	3.9

Post-tax return on average tangible shareholders’ equity (in %)	2.6	7.2	54.4	N/M	4.5

N/M – Not meaningful

	Nine months ended Sep 30, 2018
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Manage- ment	Corporate & Other	Total Consoli- dated
Income (loss) before income taxes (IBIT)	834	806	308	(299)	1,650

Income tax expense					(900)

Net Income (loss)	600	580	222	(653)	750

Net income (loss) attributable to noncontrolling interests	0	0	0	(58)	(58)

Net Income attributable to DB shareholders	600	580	222	(711)	692

Average shareholders’ equity	43,529	14,370	4,634	0	62,533

Add (deduct) :

Average goodwill and other intangible assets	(3,041)	(2,104)	(3,234)	0	(8,380)

Average tangible shareholders’ equity	40,487	12,266	1,400	0	54,153

Post-tax return on average shareholders’ equity (in %)	1.8	5.4	6.4	N/M	1.5

Post-tax return on average tangible shareholders’ equity (in %)	2.0	6.3	21.2	N/M	1.7

	Nine months ended Sep 30, 2017
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Manage- ment	Corporate & Other	Total Consoli- dated
Income (loss) before income taxes (IBIT)	1,800	1,117	619	(902)	2,633

Income tax expense					(944)

Net Income (loss)	1,206	748	415	(680)	1,689

Net income (loss) attributable to noncontrolling interests	0	0	0	(25)	(25)

Net Income attributable to DB shareholders	1,206	748	415	(705)	1,664

Average shareholders’ equity	43,845	14,969	4,680	129	63,623

Add (deduct) :

Average goodwill and other intangible assets	(2,976)	(2,059)	(3,850)	(1)	(8,887)

Average tangible shareholders’ equity	40,869	12,909	830	127	54,736

Post-tax return on average shareholders’ equity (in %)	3.7	6.7	11.8	N/M	3.5

Post-tax return on average tangible shareholders’ equity (in %)	3.9	7.7	66.6	N/M	4.1

Adjusted Costs

Adjusted costs is one of the key performance indicators and is a non-GAAP financial measure most directly comparable to the IFRS financial measure noninterest expenses. Adjusted costs is calculated by adjusting noninterest expenses under IFRS for (i) impairment of goodwill and other intangible assets, (ii) litigation and (iii) restructuring and severance. For earlier periods, adjusted costs also adjusted noninterest expenses for policyholder benefits and claims, which arose from the Abbey Life Assurance business which was sold in late 2016. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses.

Deutsche Bank	Other Information (unaudited)
Interim Report as of September 30, 2018	Non-GAAP Financial Measures

	Three months ended Sep 30, 2018
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Manage- ment	Corporate & Other	Total Consoli- dated
Noninterest expenses	2,868	2,210	393	107	5,578

Impairment of goodwill and other intangible assets	0	0	0	0	0

Litigation	40	(4)	(25)	3	14

Restructuring and severance	89	13	4	(3)	103

Adjusted costs	2,739	2,202	414	107	5,462

	Three months ended Sep 30, 2017
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Manage- ment	Corporate & Other	Total Consoli- dated
Noninterest expenses	2,962	2,162	431	104	5,660

Impairment of goodwill and other intangible assets	0	0	0	0	0

Litigation	93	11	1	34	140

Restructuring and severance	9	(3)	0	1	7

Adjusted costs	2,860	2,154	430	69	5,513

	Nine months ended Sep 30, 2018
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Manage- ment	Corporate & Other	Total Consoli- dated
Noninterest expenses	9,582	6,631	1,307	298	17,819

Impairment of goodwill and other intangible assets	0	0	0	0	0

Litigation	57	(74)	17	49	49

Restructuring and severance	284	44	17	37	382

Adjusted costs	9,241	6,661	1,273	213	17,388

	Nine months ended Sep 30, 2017
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Manage- ment	Corporate & Other	Total Consoli- dated
Noninterest expenses	9,464	6,558	1,291	396	17,708

Impairment of goodwill and other intangible assets	6	0	0	0	6

Litigation	(12)	56	1	38	82

Restructuring and severance	150	(30)	8	3	131

Adjusted costs	9,320	6,532	1,283	354	17,489

Book Value and Tangible Book Value per Basic Share Outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible Book Value

in € m.	Sep 30, 2018	Dec 31, 2017
Total shareholders’ equity (Book value)	62,577	63,174

Goodwill and other intangible assets	(8,295)[1]	(8,839)

Tangible shareholders’ equity (Tangible book value)	54,283	54,335

1 Excludes Goodwill and other intangible assets attributable to partial sale of DWS.

Basic Shares Outstanding

in million (unless stated otherwise)	Sep 30, 2018	Dec 31, 2017
Number of shares issued	2,066.8	2,066.8

Treasury shares	(1.9)	(0.4)

Vested share awards	38.5	28.5

Basic shares outstanding	2,103.4	2,094.9

Book value per basic share outstanding in €	29.75	30.16

Tangible book value per basic share outstanding in €	25.81	25.94

Deutsche Bank	Other Information (unaudited)
Interim Report as of September 30, 2018	Non-GAAP Financial Measures

Fully loaded CRR/CRD 4 Measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and are set forth throughout this document under CRR/CRD 4. CRR/CRD 4 provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets.

When referring to Deutsche Bank results according to transitional rules we use the term “CRR/CRD 4”. When referring to results according to full application of the final CRR/CRD 4 framework (without consideration of applicable transitional methodology) we use the term “CRR/CRD 4 fully loaded”. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5. These relate, e.g., to the risk weighting of certain categories of assets and include rules permitting the grandfathering of equity investments at a risk-weight of 100%. In this regard, we assumed in our CRR/CRD 4 fully loaded methodology for a limited subset of equity positions that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions by the end of 2017. Since the fourth quarter of 2017 we have not applied this grandfathering rule anymore, but instead applied a risk weight between 190 % and 370 % determined based on Article 155 CRR under the CRR/CRD 4 fully loaded rules to all our equity positions. Consequently, no transitional arrangements are considered in our fully loaded RWA numbers since December 31, 2017. For the transitional CRR/CRD 4 RWA numbers these transitional arrangements have been considered lastly for December 31, 2017 and expired thereafter, resulting in no difference anymore for RWA under the fully loaded or transitional regime.

Since 2015 the Common Equity Tier 1 (CET 1) minimum capital requirement applicable to the Group is 4.5 % of risk weighted assets. In addition to these minimum capital requirements, various capital buffer requirements were phased in starting 2016 and will become fully effective from 2019 onwards. The development and maintenance of a high quality capital base which should primarily consist of Common Equity Tier 1 reflects one of the core elements of the CRR/CRD 4 framework. Specific regulatory adjustments were subject to transitional rules. For instance, deductions for deferred tax assets that rely on future profitability or deductions for indirect and synthetic holdings of own instruments and capital instruments issued by financial sector entities were phased in. These phase-in arrangements to the CET 1 were still applicable for December 31, 2017 reporting as the phase-in percentage was at 80 % in 2017. They are not applicable from January 1, 2018 onwards as the phase-in percentage increased to 100%. At the same time minority interest only recognizable under the transitional rules is now phased out with a 100 % phase-out rate since January 1, 2018.

Transitional arrangements are still applicable for Additional Tier 1 (AT1) and Tier 2 (T2) capital. Capital instruments that no longer qualify as AT1 or T2 capital under the CRR/CRD 4 fully loaded rules are subject to grandfathering rules during the transitional period and are being phased out from 2013 to 2022 with their recognition capped at 50 % in 2017, 40 % in 2018 and the cap decreasing by ten percentage points every year thereafter.

As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures may not be comparable with similarly labelled measures used by our competitors.

We believe that these fully loaded CRR/CRD 4 calculations provide useful information to investors as they reflect our progress against the new regulatory capital standards and as many of our competitors have been describing CRR/CRD 4 calculations on a fully loaded basis.

For descriptions of these fully loaded CRR/CRD 4 measures and the differences from the most directly comparable measures under the CRR/CRD 4 transitional rules, please refer to “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio”, in particular the subsections thereof entitled “Development of Regulatory Capital”, “Development of Risk-Weighted Assets” and “Leverage Ratio”.

Deutsche Bank	Imprint
Interim Report as of September 30, 2018

Imprint

Deutsche Bank

Aktiengesellschaft

Taunusanlage 12

60262 Frankfurt am Main

Germany

Telephone: +49 69 910-00

deutsche.bank@db.com

Investor Relations

+49 800 910-8000

db.ir@db.com

Publication

Published on October 24, 2018

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 16, 2018 under the heading “Risk Factors”.